
13001442


salesforce

SELL. SERVICE. MARKET. SUCCEED.

2013 ANNUAL REPORT

FY13 HIGHLIGHTS

#1
"MOST INNOVATIVE COMPANY IN THE WORLD"*

$3.0 billion
ANNUAL REVENUE

$5.3 billion
BOOKED BUSINESS BACKLOG

250 billion
DATA CENTER TRANSACTIONS

*SOURCE: Forbes ranked salesforce.com as the world's most innovative company (2011 and 2012)

Fellow stockholders,

Salesforce.com had an exceptional year of growth in fiscal year 2013. We exited the year with more than $3 billion in revenue, an increase of 37 percent year over year in constant currency, making us the fastest growing company among the top 10 software companies in the world. And with more than $5.3 billion of booked business on and off the balance sheet, we are well positioned for strong future growth.

Salesforce.com was founded 14 years ago with the vision of transforming enterprise software. We pioneered the shift to social and mobile enterprise cloud computing in the first decade of our business. And today, we continue to move the industry forward with new technology that leverages the trends that are shaping our world—cloud, social, mobile, big data, software, community and trust. The convergence of these powerful revolutions introduces an incredible opportunity for companies to connect with customers, employees, partners and products in entirely new ways—and become customer companies. With salesforce.com's next generation customer platform, companies have the power to create deeper connections with their customers and unlock greater levels of growth, innovation and success.

That's why our customers have made salesforce.com #1 in each of our four core markets—sales, service, marketing and cloud platforms. Our flagship Sales Cloud is the leader in salesforce automation and is well over $1 billion in revenue. The award-winning Service Cloud is well positioned to be our next billion-dollar product line. And with the combination of Radian6, the leader in social listening, and Buddy Media, the leader in social advertising, the Marketing Cloud is another billion-dollar product line in the making.

In addition, momentum for our platform business continues to build as companies demand the next generation of social and mobile apps to serve their employees and customers. The Salesforce Platform has been our fastest growing product line for six consecutive quarters and is another billion-dollar opportunity.

Our commitment to innovation has been broadly recognized in the industry. We are honored that Forbes selected salesforce.com as the World's Most Innovative Company for the second consecutive year and that The Economist awarded salesforce.com as a 2012 Innovation leader.

But perhaps what differentiates us most is our integrated philanthropic model, which enables us to seek profit and purpose. By investing one percent of our equity, profit and time into the Salesforce.com Foundation, we've been able to give more than $40 million in grants, more than 445,000 hours to the community, and our service to more than 17,500 non-profits and NGOs that make the world a better place.

I would like to extend a sincere thank you to our 10,000 employees for their continued focus on our customers, to our customers and partners for their inspiration and to our stockholders for your continued support.

We look forward to reporting our progress over the next year and to becoming the first enterprise cloud company to exceed a $4 billion annual revenue run rate.

Aloha,



Salesforce.com, inc. has included the certification required under Section 302 and Section 906 of the Sarbanes-Oxley Act of 2002 and Exchange Act Rule 13a-14 in its Annual Report on Form 10-K for the fiscal year ended January 31, 2013. Salesforce.com, inc. also submitted to the New York Stock Exchange ("NYSE") a certification by its Chief Executive Officer that he was not aware of any violation of the NYSE's corporate governance standards.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2013

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission File Number: 001-32224

salesforce.com, inc.
(Exact name of registrant as specified in its charter)

Delaware	**94-3320693**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

The Landmark @ One Market, Suite 300
San Francisco, California 94105
(Address of principal executive offices)

Telephone Number (415) 901-7000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, par value $0.001 per share	**New York Stock Exchange, Inc.**

Securities registered pursuant to section 12(g) of the Act:
Not applicable

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or Section 15(d) of Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☒

Based on the closing price of the Registrant's Common Stock on the last business day of the Registrant's most recently completed second fiscal quarter, which was July 31, 2012, the aggregate market value of its shares (based on a closing price of $124.36 per share) held by non-affiliates was approximately $12.1 billion. Shares of the Registrant's Common Stock held by each executive officer and director and by each entity or person that owned 5 percent or more of the Registrant's outstanding Common Stock were excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of January 31, 2013, there were approximately 146.4 million shares of the Registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's definitive proxy statement for its 2013 Annual Meeting of Stockholders (the "Proxy Statement"), to be filed within 120 days of the Registrant's fiscal year ended January 31, 2013, are incorporated by reference in Part III of this Report on Form 10-K. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as part of this Form 10-K.

salesforce.com, inc.

INDEX

FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K, including the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" ("MD&A") in Item 7, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements consist of, among other things, trend analyses, statements regarding future events, future financial performance, our anticipated growth, the effect of general economic and market conditions, our business strategy and our plan to build our business, including our strategy to be the leading provider of enterprise cloud computing applications and platforms and to lead the industry shift to the "customer company", our service performance and security, the expenses associated with new data centers, additional data center capacity, real estate and office facilities space, our operating results, new features and services, our strategy of acquiring or making investments in complementary companies, services and technologies, and intellectual property rights, our ability to successfully integrate acquired businesses and technologies, and the continued growth and ability to maintain deferred revenue and unbilled deferred revenue, our ability to protect our intellectual property rights, our ability to develop our brands, the effect of evolving government regulations, the effect of foreign currency exchange rate and interest rate fluctuations on our financial results, the potential availability of additional tax assets in the future and related matters, the impact of expensing stock options, the sufficiency of our capital resources, and potential litigation involving us, all of which are based on current expectations, estimates, and forecasts, and the beliefs and assumptions of our management. Words such as "expects," "anticipates," "aims," "projects," "intends," "plans," "believes," "estimates," "seeks," variations of such words, and similar expressions are also intended to identify such forward-looking statements. These forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Readers are directed to risks and uncertainties identified below, under "Risk Factors" and elsewhere in this report, for factors that may cause actual results to be different than those expressed in these forward-looking statements. Except as required by law, we undertake no obligation to revise or update publicly any forward-looking statements for any reason.

PART I

ITEM 1. BUSINESS

Overview

We are a provider of enterprise cloud computing solutions. We were founded on the simple concept of delivering customer relationship management, or CRM, applications via the Internet, or "cloud." We introduced our first CRM solution in February 2000 and we have expanded our offerings with new editions, solutions and enhanced features, through internal development and acquisitions.

Our mission is to help our customers transform themselves into "customer companies" by empowering them to connect with their own customers, partners, employees and products in entirely new ways. With our four core services—Sales Cloud, Service Cloud, Marketing Cloud and the Salesforce Platform—customers have the tools they need to build a next generation social front office with our social and mobile cloud technologies.

Our products are intuitive and easy-to-use, can be deployed rapidly, customized easily and integrated with other platforms and enterprise applications, or apps. We deliver our solutions as a service via all the major Internet browsers and on most major mobile device operating systems.

We sell to businesses of all sizes and in almost every industry worldwide on a subscription basis, primarily through our direct sales efforts and also indirectly through partners. Through our platform and other developer tools, we also encourage third parties to develop additional functionality and new apps that run on our platform, which are sold separately from, or in conjunction with, our service.

We were incorporated in Delaware in February 1999. Our principal executive offices are located in San Francisco, California and our principal website address is www.salesforce.com. Our office address is The Landmark @ One Market, Suite 300, San Francisco, California 94105.

The Cloud, Social and Mobile Revolution

We believe that the convergence of cloud, social and mobile technologies is fundamentally transforming how companies connect with their customers, employees, partners and products.

Cloud computing has changed the way enterprise business apps are developed and deployed. Organizations no longer need to buy and maintain their own infrastructure of servers, storage and development tools in order to create and run business apps. Instead, companies can gain access to a variety of business apps via an Internet browser or mobile device on an as-needed basis, without the cost and complexity of managing the hardware or software in-house.

The broad shift to social networking and the use of location aware, touch-based mobile devices in our personal lives have introduced new ways to communicate and collaborate. People now expect to have social and mobile experiences in their professional lives – they want to communicate through "feeds" and status updates from their phone or tablet, rather than being tethered to a desktop by their business applications. With customers, partners and employees connected and empowered, we believe companies must transform the way they sell, service, market and innovate.

Our Cloud Solutions

We provide enterprise cloud computing solutions. We offer social and mobile cloud apps and platform services, as well as professional services to facilitate the adoption of our solutions. We provide solutions in each of our four core markets: sales, customer service, marketing and cloud platforms.

Our primary service offerings are as follows:

Sales Cloud. The Sales Cloud enables companies to grow their sales pipelines, close more deals, improve sales productivity and gain valuable business insights. Our customers use the Sales Cloud to access accurate customer and prospect information, track leads and progress, forecast opportunities and collaborate around closing a sale on any device. The Sales Cloud also encompasses partner relationship management functionality (including channel management and partner portals) and real-time customer and contact information.

Service Cloud. The Service Cloud enables companies to connect with their customers and effectively address their service and support needs. Our customers use the Service Cloud to connect their customer service agents with customers across every channel: phone, email, chat, self-service web portals, social networks and online communities. In addition, built-in collaboration tools enable customer service teams to share information on how to better service customers.

Marketing Cloud. Our customers use the Marketing Cloud to listen to conversations taking place on public social networks like Facebook, Twitter and blogs. They can also publish content to engage with customers across these social networks, as well as to their own websites. The Marketing Cloud provides sophisticated analytics that enable companies to better identify sales leads and customer service issues, discover advocates, rapidly identify brand, product, or support issues and analyze content across social networks. Relevant conversations can be routed into the Sales Cloud and Service Cloud in the form of leads, contacts and customer service cases to give companies a complete view of their customers.

The Salesforce Platform. The Salesforce Platform provides the infrastructure and many of the services that application developers need to build and deliver business apps. The Salesforce Platform is delivered as a service, enabling IT departments and independent software vendors ("ISVs") to be more efficient, dedicating their time to building apps, rather than managing hardware and software. With the Salesforce Platform, developers have the freedom to develop apps in many of today's most popular programming languages, including Java and Ruby. The Salesforce Platform makes any app social and mobile, providing social networking features, such as profiles, status updates and feeds; as well as the ability to extend apps to mobile devices.

Professional Services

We offer consulting, deployment and training services to our customers to facilitate the adoption of our social and mobile cloud solutions. Most of our consulting and deployment engagements are billed on a time and materials basis. We offer a number of traditional classroom and online educational classes that address topics such as deploying, using, administering and developing on our service. We also offer classes for our partners who deploy our service on behalf of our customers. We bill the traditional classroom and some of the online educational classes on a per person, per class basis. There is a selection of online educational classes available at no charge to customers that subscribe to our service.

Business Benefits of Using Our Solution

The key advantages of our solution include:

Secure, private, scalable and reliable. Our service has been designed to provide our customers with privacy and high levels of performance, reliability and security. We have built, and continue to invest in, a comprehensive security infrastructure, including firewalls, intrusion detection systems, and encryption for transmissions over the Internet, which we monitor and test on a regular basis. We built and maintain a multi-tenant application architecture that has been designed to enable our service to scale securely, reliably and cost-effectively. Our multi-tenant application architecture maintains the integrity and separation of customer data while still permitting all customers to use the same application functionality simultaneously.

Rapid deployment. Our service can be deployed rapidly since our customers do not have to spend time procuring, installing or maintaining the servers, storage, networking equipment, security products, or other infrastructure hardware and software necessary.

Ease of integration. IT professionals are able to integrate our solutions with existing applications quickly and seamlessly. We provide a set of application programming interfaces ("APIs") that enable customers and independent software developers to both integrate our solution with existing third-party, custom, and legacy apps and write their own application services that integrate with our solutions. For example, many of our customers use our Force.com API to move customer-related data from custom-developed and packaged applications into our service on a periodic basis to provide greater visibility into their activities.

High levels of user adoption. We have designed our solutions to be intuitive and easy to use. Our solutions contain many tools and features recognizable to users of popular consumer web services, so users are more familiar with our user interface than typical enterprise applications. As a result, our users can often use and gain benefit from our solutions with minimal training.

Rapid development of apps using the Salesforce Platform. Our customers and third-party developers can develop apps rapidly because of the ease of use and the benefits of a multi-tenant platform. We provide the capability for business users to easily customize our applications to suit their specific needs, and also a variety of programming language support so developers can code complex apps spanning multiple business processes and deliver them to multiple mobile devices.

Increased innovation. By providing infrastructure and development environments on demand, we provide developers the opportunity to create new and innovative apps without having to invest in hardware and distribution. A developer with an idea for a new app can log onto our platforms, develop, test and support their system on the Salesforce Platform and make the app accessible for a subscription fee to his or her customers.

Lower total cost of ownership. We enable customers to achieve significant up-front savings relative to the traditional enterprise software model. Customers benefit from the predictability of their future costs since they generally pay for the service on a per subscriber basis for the term of the subscription contract.

Because we deploy all upgrades on our servers, new features and functionality automatically become part of our service on the upgrade release date and therefore benefit all of our customers immediately.

Our Strategy

Our objective is to deliver solutions that help companies transform the way they sell, service, market and innovate. Not only do we provide enterprise cloud apps, we also provide an enterprise cloud computing platform upon which our customers and partners can build apps.

Key elements of our strategy include:

Strengthening our market-leading core solutions. We designed our solutions to easily accommodate new features and functions. We intend to continue to extend our core solutions with new features and functions. We also offer advanced editions for an additional subscription fee to customers that require enhanced CRM capabilities. Through our own development, acquisitions and partnerships, we have strengthened and extended our Sales Cloud and Service Cloud application offerings. We expect to continue to make such investments in the future.

Innovating in high-growth markets. As part of our growth strategy, we are delivering innovative solutions in new categories, including marketing, collaboration and human capital management. We are expanding our footprint in these areas to offer new social and mobile cloud innovations to our customers.

Improve renewal rates. Our goal is to have all of our customers renew their subscriptions at the end of their contractual terms. We run customer success and other related programs in an effort to secure renewals of existing customers.

Deepening relationships with existing customers. We see a significant opportunity to deepen our relationships with our existing customers. As our customers realize the benefits of our service, we aim to either upgrade the customer to higher priced editions or sell more subscriptions by targeting additional functional areas and business units within the customer organization, and ultimately pursue enterprise-wide deployments.

Pursuing new customers aggressively. We believe that our offerings provide significant value for businesses of any size. As a result, we will continue to aggressively target businesses of all sizes, primarily through our direct sales force. We have steadily increased and plan to continue to increase the number of direct sales professionals we employ, and we intend to develop additional distribution channels for our service.

Building our business in top markets globally. We also believe that there is a substantial market opportunity for our service globally. We plan to continue to aggressively market to customers worldwide by recruiting local sales and support professionals and by building partnerships that help us add customers in the largest enterprise software markets around the world.

Encouraging the development of third-party apps on our cloud computing platforms. The Salesforce Platform enables existing customers, ISVs and third-party developers to create and deliver cloud apps they have built on our multi-tenant platform. It is a platform on which apps can be created, tested, published, and run. In addition, these apps can be marketed and sold on the AppExchange, our online marketplace for business apps, or sold directly by software vendors. We believe our ecosystem of cloud developers and software vendors will address the business requirements of both current and potential customers.

Technology, Development and Operations

We deliver our service as a highly scalable, multi-tenant app. We use commercially available hardware and a combination of proprietary and commercially available software to provide our service. We have optimized our service to run on specific databases and operating systems using the tools and platforms best suited to serve our customers rather than providing software that must be written to different hardware, operating system and database platforms, or that depends upon a customer's unique systems environment. As part of our business strategy, we periodically acquire companies or technologies, and we incorporate the acquired technologies into our service while maintaining the quality and security standards that are consistent with our brand and reputation. Performance, functional depth and the usability of our service drive our technology decisions and product direction.

Our service treats all customers as logically separate tenants in central applications, databases and other resources. As a result, we are able to spread the cost of delivering our service across our user base. In addition, because we do not have to manage thousands of distinct applications with their own business logic and database schemas, we believe that we can scale our business faster than traditional software vendors. Moreover, we can focus our resources on building new functionality to deliver to our customer base as a whole rather than on maintaining an infrastructure to support each of their distinct applications.

Because of our multi-tenant and logically separated architecture, we are able to provide all of our customers with a solution based on a single version of our apps.

Our research and development efforts are focused on improving and enhancing the features, functionality and security of our existing service offerings as well as developing new services. In addition, from time to time we supplement our internal research and development activities with outside development resources and acquired technology.

Our customers access our service over the Internet via all of the major Internet browsers and on most major mobile device operating systems.

We provide our services to our customers from third-party data center hosting facilities located in the United States and other countries.

Customers

We sell to businesses of all sizes. The number of paying subscriptions at each of our customers ranges from one to hundreds of thousands. None of our customers accounted for more than five percent of our revenues in fiscal 2013, 2012, or 2011.

Sources of Revenue

We derive our revenues primarily from subscription fees for our service. We also derive revenues from premier support, which provides customers with additional support beyond the standard support that is included in the basic subscription fee.

We recognize subscription and support revenue ratably over the contract term, beginning on the commencement date of each contract. The majority of our professional services contracts are on a time and materials basis, for which we generally recognize revenue as the services are rendered.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. Unbilled deferred revenue represents future billings under our subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue. We generally invoice customers in annual or quarterly installments. Deferred revenue and unbilled deferred revenue are influenced by several factors, including new business seasonality within the year, the specific timing and duration of large customer subscription agreements, the timing and compounding effects of customer renewals, varying billing cycles of subscription agreements, invoice timing, foreign currency fluctuations and new business linearity within the quarter.

Sales, Marketing and Customer Support

We organize our sales and marketing programs by geographic regions, including the Americas, Europe, and Asia Pacific, which includes Japan. The majority of our revenue from the Americas is attributable to customers in the United States. Approximately 30 percent of our revenue comes from customers outside of the Americas.

Direct Sales

We sell our services primarily through our direct sales force, which is comprised of telephone sales personnel based in regional hubs, and field sales personnel based in territories close to their customers. Both our telephone sales and field sales personnel are supported by sales representatives, who are primarily responsible for generating qualified sales leads. Our small business, commercial and enterprise account executives focus their efforts on small, mid-size and large enterprises, respectively.

Referral and Indirect Sales

We have a network of partners who refer sales leads to us and who then assist in selling to these prospects.

This network includes global consulting firms, systems integrators and regional partners. In return, we typically pay these partners a fee based on the first-year subscription revenue generated by the customers whom they refer. Also included in this network are ISVs, whom we typically pay a percentage of the subscription revenue generated by their referrals.

We continue to invest in developing additional distribution channels for our subscription service.

Marketing

Our marketing strategy is to promote our brand and generate demand for our offerings. We use a variety of marketing programs across traditional and social channels to target our prospective and current customers, partners, and developers.

Our primary marketing activities include:

- Press and industry analyst relations to garner third-party validation and generate positive coverage for our company, offerings and value proposition;
- User conferences and events, as well as participation in trade shows and industry events, to create customer and prospect awareness;
- Social marketing and engagement on social channels like Facebook, Twitter, LinkedIn and YouTube;
- Search engine marketing and advertising to drive traffic to our Web properties;
- Web site development to engage and educate prospects and generate interest through product information and demonstrations, free trials, case studies, white papers, and marketing collateral;
- Multi-channel marketing campaigns;
- Use of customer testimonials; and
- Sales tools and field marketing events to enable our sales organization to more effectively convert leads into customers.

Customer Service and Support

Our global customer support group responds to both business and technical inquiries about the use of our products via the web, telephone, email, social networks and other channels. We provide standard customer support during regular business hours at no charge to customers who purchase any of our paying subscription editions. We also offer premier customer support for an additional fee, which includes services such as priority access to technical resources, developer support, and/or system administration.

Seasonality

Our fourth quarter has historically been our strongest quarter for new business and renewals. For a more detailed discussion, see the "Seasonal Nature of Deferred Revenue and Accounts Receivable" discussion in Management's Discussion and Analysis.

Competition

The market for our offerings is highly competitive, rapidly evolving and fragmented, and subject to changing technology, frequent introductions of new products and services, and as we have seen recently, consolidation. Many prospective customers have invested substantial personnel and financial resources to implement and integrate traditional enterprise software into their businesses, and therefore may be reluctant or unwilling to migrate to an enterprise cloud computing application service. Additionally, third party developers may be reluctant to build application services on our platform since they have invested in other competing technology platforms.

We compete primarily with vendors of packaged business software and companies offering CRM apps. We also compete with internally developed apps and may encounter competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new apps that run on the customers' current infrastructure or as hosted services. Our current principal competitors include:

- enterprise software application vendors;
- cloud computing application service providers;
- software companies that provide their product or service free of charge, and only charge a premium for advanced features and functionality;
- traditional platform development environment companies; and
- cloud computing development platform companies.

We believe that as traditional enterprise software application and platform vendors shift more of their focus to cloud computing, they will become a greater competitive threat.

Intellectual Property

We rely on a combination of trademark, copyright, trade secret and patent laws in the United States and other jurisdictions as well as confidentiality procedures and contractual provisions to protect our proprietary technology and our brand. We also enter into confidentiality and proprietary rights agreements with our employees, consultants and other third parties and control access to software, documentation and other proprietary information.

Employees

As of January 31, 2013, we had 9,800 employees. None of our employees are represented by a labor union.

Available Information

You can obtain copies of our Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and other filings with the SEC, and all amendments to these filings, free of charge from our Web site at http://www.salesforce.com/company/investor/sec-filings/ as soon as reasonably practicable following our filing of any of these reports with the SEC. You can also obtain copies free of charge by contacting our Investor Relations department at our office address listed above. The public may read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Room 1580, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. The contents of these websites are not incorporated into this filing. Further, the Company's references to the URLs for these websites are intended to be inactive textual references only.

ITEM 1A. RISK FACTORS

The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may affect our results of operations, cash flows and financial condition.

Risks Related to Our Business and Industry

Defects or disruptions in our service could diminish demand for our service and subject us to substantial liability.

Because our service is complex and incorporates a variety of hardware and proprietary and third-party software, our service may have errors or defects that could result in unanticipated downtime for our subscribers and harm to our reputation and our business. Internet-based services frequently contain undetected errors when first introduced or when new versions or enhancements are released. We have from time to time found defects in our service and new errors in our service may be detected in the future. In addition, our customers may use our service in unanticipated ways that may cause a disruption in service for other customers attempting to access their data. As we acquire companies, we may encounter difficulty in incorporating the acquired technologies into our service and maintaining the quality standards that are consistent with our brand and reputation. Since our customers use our service for important aspects of their business, any errors, defects, disruptions in service or other performance problems could hurt our reputation and may damage our customers' businesses. As a result, customers could elect to not renew, or delay or withhold payment to us, we could lose future sales or customers may make warranty or other claims against us, which could result in an increase in our provision for doubtful accounts, an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Interruptions or delays in service from our third-party data center hosting facilities could impair the delivery of our service and harm our business.

We currently serve our customers from third-party data center hosting facilities located in the United States and other countries. Any damage to, or failure of, our systems generally could result in interruptions in our service. Interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, cause customers to terminate their subscriptions and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our service is unreliable.

As part of our current disaster recovery arrangements, our production environment and all of our customers' data is currently replicated in near real-time in a facility located in the United States. Companies and products added through acquisition may be temporarily served through alternate facilities. We do not control the operation of any of these facilities, and they are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunications failures and similar events. They may also be subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. Despite precautions taken at these facilities, the occurrence of a natural disaster or an act of terrorism, a decision to close the facilities without adequate notice or other unanticipated problems at these facilities could result in lengthy interruptions in our service. Even with the disaster recovery arrangements, our service could be interrupted.

As we continue to add data centers and add capacity in our existing data centers, we may move or transfer our data and our customers' data. Despite precautions taken during this process, any unsuccessful data transfers may impair the delivery of our service.

If our security measures are breached and unauthorized access is obtained to a customer's data or our data or our IT systems, our service may be perceived as not being secure, customers may curtail or stop using our service and we may incur significant legal and financial exposure and liabilities.

Our service involves the storage and transmission of customers' proprietary information, and security breaches could expose us to a risk of loss of this information, litigation and possible liability. These security measures may be breached as a result of third-party action, including intentional misconduct by computer hackers, employee error, malfeasance or otherwise and result in someone obtaining unauthorized access to our customers' data or our data, including our intellectual property and other confidential business information, or our IT systems. Additionally, third parties may attempt to fraudulently induce employees or customers into disclosing sensitive information such as user names, passwords or other information in order to gain access to our customers' data or our data or IT systems. Because the techniques used to obtain unauthorized access, or to sabotage systems, change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. In addition, our customers may authorize third-party technology providers to access their customer data. Because we do not control our customers and third-party technology providers, or the processing of such data by third-party technology providers, we cannot ensure the integrity or security of such transmissions or processing. Malicious third-parties may also conduct attacks designed to temporarily deny customers access to our services. Any security breach could result in a loss of confidence in the security of our service, damage our reputation, negatively impact our future sales, disrupt our business and lead to legal liability.

We rely on third-party computer hardware and software which could cause errors or failures of our service and may be difficult to replace.

We rely on computer hardware purchased or leased and software licensed from third parties in order to offer our service, including database software from Oracle Corporation and hardware from a variety of vendors. Any errors or defects in third-party hardware or software could result in errors or a failure of our service which could harm our business. This hardware and software may not continue to be available at reasonable prices or on commercially reasonable terms, or at all. Any loss of the right to use any of this hardware or software could significantly increase our expenses and otherwise result in delays in the provisioning of our service until equivalent technology is either developed by us, or, if available, is identified, obtained through purchase or license and integrated into our service.

Because we recognize revenue from subscriptions for our service over the term of the subscription, downturns or upturns in new business may not be immediately reflected in our operating results.

We generally recognize revenue from customers ratably over the terms of their subscription agreements, which are typically 12 to 36 months. As a result, most of the revenue we report in each quarter is the result of subscription agreements entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any one quarter may not be reflected in our revenue results for that quarter. Any such decline, however, will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our service, and potential changes in our rate of renewals may not be fully reflected in our results of operations until future periods. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

Our efforts to expand our service beyond the CRM market and to develop our existing service in order to keep pace with technological developments may not succeed and may reduce our revenue growth rate and/or harm our business.

We derive substantially all of our revenue from subscriptions to our CRM enterprise cloud computing application service, and we expect this will continue for the foreseeable future. The markets for our Marketing Cloud and Salesforce Platform remain relatively new and it is uncertain whether our efforts will ever result in significant revenue for us. Further, the introduction of new services beyond the CRM market may not be successful, and early stage interest and adoption of such new services may not result in long term success or significant revenue for us. Our efforts to expand our service beyond the CRM market may not succeed and may reduce our revenue growth rate.

Additionally, if we are unable to develop enhancements to and new features for our existing service or new services that keep pace with rapid technological developments, our business will be harmed. The success of enhancements, new features and services depends on several factors, including the timely completion, introduction and market acceptance of the feature or edition. Failure in this regard may significantly impair our revenue growth. In addition, because our service is designed to operate on a variety of network hardware and software platforms using a standard browser, we will need to continuously modify and enhance our service to keep pace with changes in Internet-related hardware, software, communication, browser and database technologies. We may not be successful in either developing these modifications and enhancements or in bringing them to market timely. Furthermore, uncertainties about the timing and nature of new network platforms or technologies, or modifications to existing platforms or technologies, could increase our research and development or service delivery expenses. Any failure of our service to operate effectively with future network platforms and technologies could reduce the demand for our service, result in customer dissatisfaction and harm our business.

If we experience significant fluctuations in our rate of anticipated growth and fail to balance our expenses with our revenue forecasts, our results could be harmed.

Due to the pace of change and innovation in enterprise cloud computing services and the unpredictability of future general economic and financial market conditions, we may not be able to accurately forecast our rate of growth. We plan our expense levels and investment on estimates of future revenue and future anticipated rate of growth. We may not be able to adjust our spending appropriately if the addition of new subscriptions or the renewal rate for existing subscriptions falls short of our expectations. A portion of our expenses may also be a fixed cost in nature for some minimum amount of time, such as with a data center contract or office lease, so it may not be possible to reduce costs in a timely manner or without the payment of fees to exit certain obligations early.

As a result, we expect that our revenues, operating results and cash flows may fluctuate significantly on a quarterly basis. Our recent revenue growth rates may not be sustainable and may decline in the future. We believe that period-to-period comparisons of our revenues, operating results and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

We cannot accurately predict subscription renewal or upgrade rates and the impact these rates may have on our future revenue and operating results.

Our customers have no obligation to renew their subscriptions for our service after the expiration of their initial subscription period, which is typically 12 to 36 months, and in fact, some customers have elected not to renew. In addition, our customers may renew for fewer subscriptions, renew for shorter contract lengths, or renew for lower cost editions of our service. We cannot accurately predict renewal rates given our varied customer base of enterprise and small and medium size business customers and the number of multiyear subscription contracts. Our renewal rates may decline or fluctuate as a result of a number of factors, including customer dissatisfaction with our service, customers' spending levels, decreases in the number of users at our customers, pricing changes and deteriorating general economic conditions. If our customers do not renew their subscriptions for our service or reduce the number of paying subscriptions at the time of renewal, our revenue will decline and our business will suffer.

Our future success also depends in part on our ability to sell additional features and services, more subscriptions or enhanced editions of our service to our current customers. This may also require increasingly sophisticated and costly sales efforts that are targeted at senior management. Similarly, the rate at which our customers purchase new or enhanced services depends on a number of factors, including general economic conditions and that our customers do not react negatively to any price changes related to these additional features and services. If our efforts to upsell to our customers are not successful and negative reaction occurs, our business may suffer.

Our quarterly results can fluctuate and our stock price and the value of your investment could decline substantially.

Our quarterly results are likely to fluctuate. For example, our fiscal fourth quarter has historically been our strongest quarter for new business and renewals. The year-over-year compounding effect of this seasonality in billing patterns and overall new business and renewal activity causes the value of invoices that we generate in the fourth quarter to continually increase in proportion to our billings in the other three quarters of our fiscal year.

Additionally, some of the important factors that may cause our revenues, operating results and cash flows to fluctuate from quarter to quarter include:

- our ability to retain and increase sales to existing customers, attract new customers and satisfy our customers' requirements;
- the renewal rates for our service;
- the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;
- changes in deferred revenue and unbilled deferred revenue balances, which are not reflected in the balance sheet, due to seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity;
- the number of new employees;
- changes in our pricing policies and terms of contracts, whether initiated by us or as a result of competition;
- the cost, timing and management effort for the introduction of new features to our service;
- the costs associated with acquiring new businesses and technologies and the follow-on costs of integration and consolidating the results of acquired businesses;
- the rate of expansion and productivity of our sales force;
- the length of the sales cycle for our service;
- new product and service introductions by our competitors;
- our success in selling our service to large enterprises;
- variations in the revenue mix of editions of our service;
- technical difficulties or interruptions in our service;
- expenses related to our real estate, our office leases and our data center capacity and expansion;
- changes in foreign currency exchange rates;
- changes in interest rates and our mix of investments, which would impact our return on our investments in cash and marketable securities;
- conditions, particularly sudden changes, in the financial markets have and may continue to impact the value of and access to our investment portfolio;
- changes in the effective tax rates due to changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, changes in the valuation of deferred tax assets and liabilities and our ability to utilize them, changes in federal, state or international tax laws

and accounting principles, changes in judgment from the evaluation of new information that results in a recognition, derecognition or change in measurement of a tax position taken in a prior period, results of tax examinations by the Internal Revenue Service, state and foreign taxing authorities, as well as changes in excess tax benefits related to exercises and vesting of stock-based compensation that are allocated directly to stockholders' equity;

- expenses related to significant, unusual or discrete events which are recorded in the period in which the events occur;
- general economic conditions that may adversely affect either our customers' ability or willingness to purchase additional subscriptions or upgrade their service, or delay a prospective customers' purchasing decision, or reduce the value of new subscription contracts, or affect renewal rates;
- timing of additional investments in our enterprise cloud computing application and platform services and in our consulting service;
- regulatory compliance costs;
- the timing of customer payments and payment defaults by customers;
- extraordinary expenses such as litigation or other dispute-related settlement payments;
- any adverse resolution to income tax audits in any tax jurisdictions throughout the world;
- the impact of new accounting pronouncements;
- equity issuances, including as consideration in acquisitions or due to the conversion of our outstanding convertible notes at the election of the note holders;
- the timing of stock awards to employees and the related adverse financial statement impact of having to expense those stock awards ratably over their vesting schedules;
- the timing of commission, bonus, and other compensation payments to employees; and
- the timing of payroll and other withholding tax expenses which is triggered by the payment of bonuses and when employees exercise their vested stock awards.

Many of these factors are outside of our control, and the occurrence of one or more of them might cause our operating results to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenues, operating results, changes in our deferred revenue and unbilled deferred revenue balances and cash flows may not be meaningful and should not be relied upon as an indication of future performance.

Additionally, we may fail to meet or exceed the expectations of securities analysts and investors, and the market price of our common stock could decline. If one or more of the securities analysts who cover us adversely change their recommendation regarding our stock, the market price of our common stock could decline. Moreover, our stock price may be based on expectations, estimates or forecasts of our future performance that may be unrealistic or that may not be met. Further, our stock price may fluctuate based on reporting by the financial media, including television, radio and press reports and blogs.

We expect to incur net GAAP losses in the future.

We have incurred net losses in each fiscal quarter since July 31, 2011. In addition, we expect our costs to increase as a result of decisions made for our long-term benefit, such as equity awards and business combinations. Additionally, for the foreseeable future, we must maintain a substantial valuation allowance against our deferred income tax asset balance. If our revenue does not grow to offset these expected increased costs, we will not be able to return to profitability and we may continue to incur net losses, on a U.S. GAAP basis, in the future.

The market in which we participate is intensely competitive, and if we do not compete effectively, our operating results could be harmed.

The market for enterprise applications and platform services is highly competitive, rapidly evolving and fragmented, and subject to changing technology, shifting customer needs and frequent introductions of new products and services. We compete primarily with vendors of packaged CRM software and companies offering on-demand CRM applications. We also compete with internally developed applications and face competition from enterprise software vendors and online service providers who may develop toolsets and products that allow customers to build new applications that run on the customers' current infrastructure or as hosted services. Our current competitors include:

- enterprise software application vendors;
- cloud computing application service providers;
- software companies that provide their product or service free of charge, and only charge a premium for advanced features and functionality;
- traditional platform development environment companies; and
- cloud computing development platform companies.

Many of our current and potential competitors enjoy substantial competitive advantages, such as greater name recognition, longer operating histories and larger marketing budgets, as well as substantially greater financial, technical and other resources. In addition, many of our current and potential competitors have established marketing relationships and access to larger customer bases, and have major distribution agreements with consultants, system integrators and resellers.

As a result, our competitors may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. Furthermore, because of these advantages, even if our service is more effective than the products that our competitors offer, potential customers might accept competitive products and services in lieu of purchasing our service. For all of these reasons, we may not be able to compete successfully against our current and future competitors.

As we acquire companies or technologies, we may not realize the expected business benefits, the acquisitions could prove difficult to integrate, disrupt our business, dilute stockholder value and adversely affect our operating results and the value of your investment.

As part of our business strategy, we periodically make investments in, or acquisitions of, complementary businesses, joint ventures, services and technologies and intellectual property rights, and we expect that we will continue to make such investments and acquisitions in the future. Acquisitions and investments involve numerous risks, including:

- the potential failure to achieve the expected benefits of the combination or acquisition;
- difficulties in and the cost of integrating operations, technologies, services and personnel;
- diversion of financial and managerial resources from existing operations;
- risk of entering new markets in which we have little or no experience or where competitors may have stronger market positions;
- potential write-offs of acquired assets or investments, and potential financial and credit risks associated with acquired customers;
- potential loss of key employees;
- inability to generate sufficient revenue to offset acquisition or investment costs;

- the inability to maintain relationships with customers and partners of the acquired business;
- the difficulty of transitioning the acquired technology onto our existing platforms and maintaining the security standards consistent with our other services for such technology;
- potential unknown liabilities associated with the acquired businesses;
- unanticipated expenses related to acquired technology and its integration into existing technology;
- negative impact to our results of operations because of the depreciation and amortization of amounts related to acquired intangible assets, fixed assets and deferred compensation, and the loss of acquired deferred revenue;
- delays in customer purchases due to uncertainty related to any acquisition;
- the need to implement controls, procedures and policies at the acquired company;
- challenges caused by distance, language and cultural differences;
- in the case of foreign acquisitions, the challenges associated with integrating operations across different cultures and languages and any currency and regulatory risks associated with specific countries; and
- the tax effects of any such acquisitions.

In addition, if we finance acquisitions by issuing equity or convertible or other debt securities, our existing stockholders may be diluted or we could face constraints related to the terms of and repayment obligation related to the incurrence of indebtedness which could affect the market price of our common stock. Further, if we fail to properly evaluate and execute acquisitions or investments, our business and prospects may be seriously harmed and the value of your investment may decline.

If the market for our technology delivery model and enterprise cloud computing services develops more slowly than we expect, our business could be harmed.

Our success also depends on the willingness of third-party developers to build applications that are complementary to our service. Without the development of these applications, both current and potential customers may not find our service sufficiently attractive. In addition, for those customers who authorize a third-party technology partner access to their data, we do not provide any warranty related to the functionality, security and integrity of the data transmission or processing. Despite contract provisions to protect us, customers may look to us to support and provide warranties for the third-party applications, which may expose us to potential claims, liabilities and obligations for applications we did not develop or sell.

Supporting our existing and growing customer base could strain our personnel resources and infrastructure, and if we are unable to scale our operations and increase productivity, we may not be able to successfully implement our business plan.

We continue to experience significant growth in our customer base, which has placed a strain on our management, administrative, operational and financial infrastructure. We anticipate that additional investments in our infrastructure, research and development, and real estate spending will be required to scale our operations and increase productivity, to address the needs of our customers, to further develop and enhance our service, to expand into new geographic areas, and to scale with the overall growth of our Company.

We regularly upgrade and/or replace our various software systems. If the implementations of these new applications are delayed, or if we encounter unforeseen problems with our new systems or in migrating away from our existing applications and systems, our operations and our ability to manage our business could be negatively impacted.

Our success will depend in part upon the ability of our senior management to manage our projected growth effectively. To do so, we must continue to increase the productivity of our existing employees and to hire, train and manage new employees as needed. To manage the expected domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls, our reporting systems and procedures, and our utilization of real estate. The additional investments we are making will increase our cost base, which will make it more difficult for us to offset any future revenue shortfalls by reducing expenses in the short term. If we fail to successfully scale our operations and increase productivity, we will be unable to execute our business plan.

As more of our sales efforts are targeted at larger enterprise customers, our sales cycle may become more time-consuming and expensive, we may encounter pricing pressure and implementation and customization challenges, and we may have to delay revenue recognition for some complex transactions, all of which could harm our business and operating results.

As we target more of our sales efforts at larger enterprise customers, we will face greater costs, longer sales cycles and less predictability in completing some of our sales. In this market segment, the customer's decision to use our service may be an enterprise-wide decision and, if so, these types of sales would require us to provide greater levels of education regarding the use and benefits of our service, as well as education regarding privacy and data protection laws and regulations to prospective customers with international operations. In addition, larger customers may demand more customization, integration services and features. As a result of these factors, these sales opportunities may require us to devote greater sales support and professional services resources to individual customers, driving up costs and time required to complete sales and diverting our own sales and professional services resources to a smaller number of larger transactions, while potentially requiring us to delay revenue recognition on some of these transactions until the technical or implementation requirements have been met.

Professional services may also be performed by a third party or a combination of our own staff and a third party. Our strategy is to work with third parties to increase the breadth of capability and depth of capacity for delivery of these services to our customers. If a customer is not satisfied with the quality of work performed by us or a third party or with the type of services or solutions delivered, then we could incur additional costs to address the situation, the profitability of that work might be impaired, and the customer's dissatisfaction with our services could damage our ability to obtain additional work from that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

Periodic changes to our sales organization can be disruptive and may reduce our rate of growth.

We periodically change and make adjustments to our sales organization in response to market opportunities, competitive threats, management changes, product introductions or enhancements, acquisitions, sales performance, increases in sales headcount, cost levels and other internal and external considerations. In the past, these changes sometimes resulted in a temporary lack of focus and reduced productivity; these effects could recur in connection with any future sales changes we might undertake and our rate of revenue growth could be negatively affected. In addition, any significant change to the way we structure our compensation of our sales organization may be disruptive and may affect our revenue growth.

Sales to customers outside the United States expose us to risks inherent in international sales.

We sell our service throughout the world and are subject to risks and challenges associated with international business. Historically, sales in Europe and Asia Pacific together have represented over 30 percent of our total revenues, and we intend to continue to expand our international sales efforts. The risks and challenges associated with sales to customers outside the United States include:

- localization of our service, including translation into foreign languages and associated expenses;
- laws and business practices favoring local competitors;
- compliance with multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy and data protection laws and regulations;

- pressure on the creditworthiness of sovereign nations, particularly in Europe, where we have customers and a balance of our cash, cash equivalents, and marketable securities. Liquidity issues or political actions by sovereign nations could result in decreased values of these balances;
- regional data privacy laws that apply to the transmission of our customers' data across international borders;
- treatment of revenue from international sources and changes to tax codes, including being subject to foreign tax laws and being liable for paying withholding income or other taxes in foreign jurisdictions;
- foreign currency fluctuations and controls;
- different pricing environments;
- difficulties in staffing and managing foreign operations;
- different or lesser protection of our intellectual property;
- longer accounts receivable payment cycles and other collection difficulties;
- natural disasters, acts of war, terrorism, pandemics or security breaches; and
- regional economic and political conditions.

Any of these factors could negatively impact our business and results of operations.

Additionally, our international subscription fees are paid either in U.S. dollars or local currency. As a result, fluctuations in the value of the U.S. dollar and foreign currencies may make our service more expensive for international customers, which could harm our business.

We have been and may in the future be sued by third parties for various claims including alleged infringement of proprietary rights.

We are involved in various legal matters arising from the normal course of business activities. These may include claims, suits, government investigations and other proceedings involving alleged infringement of third-party patents and other intellectual property rights, and commercial, corporate and securities, labor and employment, wage and hour, and other matters.

The software and Internet industries are characterized by the existence of a large number of patents, trademarks and copyrights and by frequent litigation based on allegations of infringement or other violations of intellectual property rights. We have received in the past and may receive in the future communications from third parties, including practicing entities and non-practicing entities, claiming that we have infringed their intellectual property rights. For example, we have received a notice from a large non-practicing entity alleging that we infringe upon certain of its patents. We continue to analyze the potential merits of such claim, if any, the potential defenses and counterclaims to such claim and we have been engaged in discussions with this entity with respect to these matters. No litigation has been filed to date.

In addition, we have been, and may in the future be, sued by third parties for alleged infringement of their claimed proprietary rights. Our technologies may be subject to injunction if they are found to infringe the rights of a third party or we may be required to pay damages, or both. Many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which would increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and lawsuits, and the disposition of such claims and lawsuits, whether through settlement or licensing discussions, or litigation, could be time-consuming and expensive to resolve, divert management attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts on the part of other parties to pursue similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements.

Any adverse determination related to intellectual property claims or other litigation could prevent us from offering our service to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results. In addition, depending on the nature and timing of any such dispute, an unfavorable resolution of a legal matter could materially affect our future results of operation or cash flows or both.

In addition, our exposure to risks associated with various claims, including the use of intellectual property, may be increased as a result of acquisitions of other companies. For example, we may have a lower level of visibility into the development process with respect to intellectual property or the care taken to safeguard against infringement risks with respect to the acquired company or technology. In addition, third parties may make infringement and similar or related claims after we have acquired technology that had not been asserted prior to our acquisition.

Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

If we fail to protect our intellectual property rights adequately, our competitors may gain access to our technology, and our business may be harmed. In addition, defending our intellectual property rights may entail significant expense. Any of our patents, trademarks or other intellectual property rights may be challenged by others or invalidated through administrative process or litigation. While we have some U.S. patents and many U.S. and international patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Furthermore, legal standards relating to the validity, enforceability and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection may not be available to us in every country in which our service is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the U.S., and mechanisms for enforcement of intellectual property rights may be inadequate. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

We may be required to spend significant resources to monitor and protect our intellectual property rights. We may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our technical and management personnel.

Privacy concerns and laws, evolving regulation of the Internet, cross-border data transfers and other domestic or foreign regulations may limit the use and adoption of our solution and adversely affect our business.

As Internet commerce continues to evolve, increasing regulation by federal, state or foreign governments and agencies becomes more likely. For example, we believe increased regulation is occurring in the area of data privacy, and laws and regulations applying to the solicitation, collection, processing or use of personal or consumer information could affect our customers' ability to use and share data, potentially reducing demand for our solutions and restricting our ability to store, process and share data with our customers.

Our customers can use our service to store contact and other personal or identifying information regarding their customers and contacts. Federal, state and foreign governments and agencies have adopted or are considering adopting laws and regulations regarding the collection, use and disclosure of personal information obtained from consumers and individuals in addition to laws and regulations that impact the cross-border transfer of personal information. The costs of compliance with, and other burdens imposed by, such laws and regulations that are applicable to the businesses of our customers may limit the use and adoption of our service and reduce overall demand for it, or lead to significant fines, penalties or liabilities for any noncompliance with such privacy laws. Furthermore, privacy concerns may cause our customers' customers to resist providing the personal data necessary to allow our customers to use our service effectively. Even the perception of privacy concerns, whether or not valid, may inhibit market adoption of our service in certain industries.

In addition to government activity, privacy advocacy groups and the technology and other industries are considering various new, additional or different self-regulatory standards that may place additional burdens on us. If the gathering of personal information were to be curtailed in this manner, CRM solutions would be less effective, which may reduce demand for our service and harm our business.

Our continued success depends on our ability to maintain and enhance our brands.

We believe that the brand identities we have developed have significantly contributed to the success of our business. Maintaining and enhancing the salesforce.com brand and our other brands are critical to expanding our base of customers, partners and employees. Our brands will depend largely on our ability to remain a technology leader and continue to provide high-quality innovative products, services, and features. In order to maintain and enhance our brands, we may be required to make substantial investments that may later prove to be unsuccessful. If we fail to maintain and enhance our brands, or if we incur excessive expenses in our efforts to do so, our business, operating results and financial condition may be materially and adversely affected.

We may lose key members of our management team or development and operations personnel, and may be unable to attract and retain employees we need to support our operations and growth.

Our success depends substantially upon the continued services of our executive officers and other key members of management, particularly our Chief Executive Officer. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives. Such changes in our executive management team may be disruptive to our business. We are also substantially dependent on the continued service of our existing development and operations personnel because of the complexity of our service and technologies. We do not have employment agreements with any of our executive officers, key management, development or operations personnel and they could terminate their employment with us at any time. The loss of one or more of our key employees or groups could seriously harm our business.

In the technology industry, there is substantial and continuous competition for engineers with high levels of experience in designing, developing and managing software and Internet-related services, as well as competition for sales executives and operations personnel. We may not be successful in attracting and retaining qualified personnel. We have from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining highly skilled employees with appropriate qualifications. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be severely harmed.

Any failure in our delivery of high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Our customers depend on our support organization to resolve technical issues relating to our applications. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. Increased customer demand for these services, without corresponding revenues, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our applications and business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell our enterprise cloud computing solutions to existing and prospective customers, and our business, operating results and financial position.

We may not realize any benefits in connection with our purchase of undeveloped land in San Francisco. If we do not realize any benefits, our financial performance may be negatively impacted.

In November 2010, we purchased approximately 14 acres of undeveloped real estate in San Francisco, California, including entitlements and improvements associated with the land. We may not realize any benefits with respect to the purchase of such real estate. During the first quarter of fiscal 2013, we suspended pre-construction activity on the land. If we commence efforts to develop the real estate, we will be required to devote substantial additional resources in the future, which may impact our liquidity and financial flexibility. In the event that we decide to sell this property, the sale price may be less than the recorded value of the land on our consolidated balance sheet, and our financial results may be negatively impacted.

Weakened global economic conditions may adversely affect our industry, business and results of operations.

Our overall performance depends in part on worldwide economic conditions. The United States and other key international economies have experienced in the past a downturn in which economic activity was impacted by falling demand for a variety of goods and services, restricted credit, poor liquidity, reduced corporate profitability, volatility in credit, equity and foreign exchange markets, bankruptcies and overall uncertainty with respect to the economy. The European Union continues to face great economic uncertainty which could impact the overall world economy or various other regional economies. These conditions affect the rate of information technology spending and could adversely affect our customers' ability or willingness to purchase our enterprise cloud computing services, delay prospective customers' purchasing decisions, reduce the value or duration of their subscription contracts, or affect renewal rates, all of which could adversely affect our operating results.

Natural disasters and other events beyond our control could materially adversely affect us.

Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster response plans, such events could make it difficult or impossible for us to deliver our services to our customers, and could decrease demand for our services. The majority of our research and development activities, corporate headquarters, information technology systems, and other critical business operations, are located near major seismic faults in the San Francisco Bay Area. Because we do not carry earthquake insurance for direct quake-related losses, and significant recovery time could be required to resume operations, our financial condition and operating results could be materially adversely affected in the event of a major earthquake or catastrophic event.

Risks Relating to Capitalization Matters

The market price of our common stock is likely to be volatile and could subject us to litigation.

The trading prices of the securities of technology companies have been highly volatile. Accordingly, the market price of our common stock has been and is likely to continue to be subject to wide fluctuations. Factors affecting the market price of our common stock include:

- variations in our operating results, earnings per share, cash flows from operating activities, deferred revenue and other financial metrics and non-financial metrics, and how those results compare to analyst expectations;
- forward looking guidance to industry and financial analysts related to future revenue and earnings per share;
- changes in the estimates of our operating results or changes in recommendations by securities analysts that elect to follow our common stock;
- announcements of technological innovations, new services or service enhancements, strategic alliances or significant agreements by us or by our competitors;
- announcements by us or by our competitors of mergers or other strategic acquisitions, or rumors of such transactions involving us or our competitors;
- announcements of customer additions and customer cancellations or delays in customer purchases;
- recruitment or departure of key personnel;

- disruptions in our service due to computer hardware, software, network or data center problems;
- the economy as a whole, market conditions in our industry and the industries of our customers;
- trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;
- corporate actions, including our proposal to increase our authorized share capital to be voted upon by our stockholders in March 2013 and our related contingent stock split proposal;
- the issuance of shares of common stock by us, whether in connection with an acquisition, a capital raising transaction or upon conversion of some or all of our outstanding convertible senior notes; and
- any other factors discussed herein.

In addition, if the market for technology stocks or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The market price of our common stock might also decline in reaction to events that affect other companies within, or outside, our industry even if these events do not directly affect us. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of management's attention and resources.

Provisions in our amended and restated certificate of incorporation and bylaws, Delaware law and our outstanding convertible notes might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions among other things:

- establish a classified board of directors so that not all members of our board are elected at one time;
- permit the board of directors to establish the number of directors;
- provide that directors may only be removed "for cause" and only with the approval of 66 2/3 percent of our stockholders;
- require super-majority voting to amend some provisions in our amended and restated certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board could use to implement a stockholder rights plan (also known as a "poison pill");
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on merger, business combinations and other transactions between us and holders of 15 percent or more of our common stock.

In addition, the fundamental change purchase rights applicable to our convertible notes, which will allow note holders to require us to purchase all or a portion of their notes upon the occurrence of a fundamental change, and the provisions requiring an increase to the conversion rate for conversions in connection with a make-whole fundamental change may in certain circumstances delay or prevent a takeover of us and the removal of incumbent management that might otherwise be beneficial to investors.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

As of January 31, 2013, our executive offices and principal office for domestic marketing, sales, professional services and development occupy over 950,000 square feet in the San Francisco Bay Area. We also lease space in various locations throughout the United States for local sales and professional services personnel. Our foreign subsidiaries lease office space for their operations including local sales and professional services personnel.

We also own approximately 14 acres of undeveloped real estate in San Francisco, California, including entitlements and improvements associated with the land.

We believe that our existing facilities and offices are adequate to meet our current requirements. See Note 10, "Commitments," in the Notes to the Consolidated Financial Statements for more information about our lease commitments. If we require additional space, we believe that we will be able to obtain such space on acceptable, commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of business, we are involved in various legal proceedings and claims related to alleged infringement of third-party patents and other intellectual property rights, commercial, corporate and securities, labor and employment, wage and hour, and other claims. We have been, and may in the future be, put on notice and/or sued by third parties for alleged infringement of their proprietary rights, including patent infringement. For example, we have received a notice from a large non-practicing entity alleging that we infringe upon certain of its patents. We continue to analyze the potential merits of such claim, if any, the potential defenses and counterclaims to such claim and we have been engaged in discussions with this entity with respect to these matters. No litigation has been filed to date.

We evaluate all claims and lawsuits with respect to their potential merits, our potential defenses and counter claims, settlement or litigation potential and the expected effect on us. Our technologies may be subject to injunction if they are found to infringe the rights of a third party. In addition, many of our subscription agreements require us to indemnify our customers for third-party intellectual property infringement claims, which could increase the cost to us of an adverse ruling on such a claim.

The outcome of any claims or litigation, regardless of the merits, is inherently uncertain. Any claims and other lawsuits, and the disposition of such claims and lawsuits, whether through settlement or litigation, could be time-consuming and expensive to resolve, divert our attention from executing our business plan, result in efforts to enjoin our activities, lead to attempts by third parties to seek similar claims and, in the case of intellectual property claims, require us to change our technology, change our business practices and/or pay monetary damages or enter into short- or long-term royalty or licensing agreements.

In general, the resolution of a legal matter could prevent us from offering our service to others, could be material to our financial condition or cash flows, or both, or could otherwise adversely affect our operating results.

We make a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In our opinion, resolution of all current matters is not expected to have a material adverse impact on our consolidated results of operations, cash flows or financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect our future results of operations or cash flows, or both, of a particular quarter.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 4A. EXECUTIVE OFFICERS OF THE REGISTRANT

The following sets forth certain information regarding our current executive officers (in alphabetical order):

Name	Age	Position
Marc Benioff	48	Chairman of the Board of Directors and Chief Executive Officer
Blair Crump	51	President, Global Enterprise
Parker Harris	46	Co-Founder
George Hu	38	Chief Operating Officer
Hilarie Koplow-McAdams	49	President, Commercial and SMB Unit
Burke Norton	46	Executive Vice President and Chief Legal Officer
Graham Smith	53	Executive Vice President and Chief Financial Officer
Frank van Veenendaal	53	Vice Chairman

Marc Benioff co-founded salesforce.com in February 1999 and has served as Chairman of the Board of Directors since inception. He has served as Chief Executive Officer since November 2001. From 1986 to 1999, Mr. Benioff was employed at Oracle Corporation, where he held a number of positions in sales, marketing and product development, lastly as a Senior Vice President. Mr. Benioff also serves as Chairman of the Board of Directors of the salesforce.com/foundation and serves as a member of the Board of Directors at Cisco Systems, Inc. Mr. Benioff received a Bachelor of Science in Business Administration (B. S. B. A.) from the University of Southern California, where he is also on the Board of Trustees.

Blair Crump has served as our President, Global Enterprise since February 2012. Prior to salesforce.com, Mr. Crump was at Verizon Business, a provider of advanced IP communications and IT products and services, and served as its group president of worldwide sales and consulting services from 2008 to 2012 overseeing its enterprise, mid-tier, government, and education sales efforts globally. In his previous position as Senior Vice President of Premier and International Sales for Verizon Business, Mr. Crump was responsible for delivering strategic sales and support for Verizon's enterprise customers throughout the world. Mr. Crump previously served in various sales and marketing positions at MCI, which was acquired by Verizon in 2006. Mr. Crump holds a B.S. from the Wharton School at the University of Pennsylvania.

Parker Harris co-founded salesforce.com in February 1999 and has served in senior technical positions since inception. From December 2004 to February 2013, Mr. Harris served as our Executive Vice President, Technology. From October 1996 to February 1999, Mr. Harris was a Vice President at Left Coast Software, a Java consulting firm he co-founded. Mr. Harris received a B.A. from Middlebury College.

George Hu has served as our Chief Operating Officer since November 2011. Previously, Mr. Hu served as our Executive Vice President, Platform and Marketing from August 2010 to November 2011, our Executive Vice President, Marketing and Alliances from February 2009 to August 2010, our Executive Vice President, Marketing, Applications and Education from December 2007 to February 2009, our Chief Marketing Officer from October 2006 through December 2007, our Senior Vice President and General Manager, Applications from January to October 2006 and our Vice President, Product Marketing from October 2004 to January 2006. Mr. Hu has also served in various management positions in marketing since joining salesforce.com in March 2002. Mr. Hu received an A.B. from Harvard College and an M.B.A. from Stanford University.

Hilarie Koplow-McAdams has served as our President, Commercial and SMB Unit since February 2012. Prior to that Ms. Koplow-McAdams served as our Executive Vice President, Worldwide Sales from May 2010 to February 2012 and as our Executive Vice President, Global Corporate Sales from May 2008 to May 2010. Prior to salesforce.com, Ms. Koplow-McAdams was at Intuit, Inc., a provider of business and financial management software, and served as its Vice President of Direct Sales from 2006 to 2008. Ms. Koplow-McAdams previously served in various senior sales roles at Oracle Corporation. Ms. Koplow-McAdams holds a Master's degree in public policy from the University of Chicago and a B.A. from Mills College.

Burke Norton has served as our Executive Vice President and Chief Legal Officer since October 2011. From October 2006 to October 2011, Mr. Norton was Executive Vice President, General Counsel and Secretary and a member of the office of the chairman at Expedia, Inc. Previously, Mr. Norton was a partner at the law firm of Wilson Sonsini Goodrich & Rosati P.C., where he practiced corporate and securities law for 11 years, representing clients in the enterprise software, telecommunications, semiconductor, life sciences, entertainment and ecommerce industries. Mr. Norton holds a J.D. from the University of California, Berkeley School of Law.

Graham Smith has served as our Executive Vice President and Chief Financial Officer since March 2008. Prior to that, Mr. Smith served as our Executive Vice President and Chief Financial Officer Designate from December 2007 to March 2008. Prior to salesforce.com, Mr. Smith was at Advent Software, Inc., a provider of portfolio management software, and served as its Chief Financial Officer from January 2003 to December 2007. In addition to Advent Software, he served as Chief Financial Officer of Vitria Technology and Nuance Communications, and also served at Oracle Corporation in various senior finance roles, lastly as Vice President of Finance for worldwide operations. Mr. Smith also serves as a member of the Board of Directors at Splunk Inc. Mr. Smith holds a B.Sc. from Bristol University in England and qualified as a member of the Institute of Chartered Accountants in England and Wales.

Frank van Veenendaal has served as Vice Chairman since February 2012. Prior to that Mr. van Veenendaal served as our President, Worldwide Sales and Services from October 2009 to February 2012. Prior to this position, he was our Chief Sales Officer and President, Worldwide Sales from September 2008 to October 2009, our President, Global Corporate Sales and North American Operations from December 2007 to September 2008 and our President, Worldwide Corporate Sales and Services from February 2007 to December 2007. Since joining us in 2001, Mr. van Veenendaal has also served in various sales management positions, including Senior Vice President, North America Sales. From 1995 to 2001, Mr. van Veenendaal was Senior Vice President of Sales of Actuate Corporation, a software company. Mr. van Veenendaal received a B.S. from Rensselaer Polytechnic Institute.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information for Common Stock

Our common stock has been quoted on the New York Stock Exchange under the symbol "CRM."

The following table sets forth for the indicated periods the high and low closing sales prices of our common stock as reported by the New York Stock Exchange.

	High	Low
Fiscal year ending January 31, 2013		
First quarter	$159.57	$118.28
Second quarter	$158.94	$124.36
Third quarter	$159.43	$121.37
Fourth quarter	$178.07	$139.68
Fiscal year ending January 31, 2012		
First quarter	$143.08	$120.01
Second quarter	$159.32	$128.96
Third quarter	$145.66	$110.86
Fourth quarter	$136.60	$ 97.48

Dividend Policy

We have never paid any cash dividends on our common stock. Our board of directors currently intends to retain any future earnings to support operations and to finance the growth and development of our business and does not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board.

Stockholders

As of January 31, 2013 there were 166 registered stockholders of record of our common stock, including The Depository Trust Company, which holds shares of salesforce.com common stock on behalf of an indeterminate number of beneficial owners.

Proposal to Increase Authorized Shares of Common Stock

On February 11, 2013, we filed a proxy statement in connection with our special meeting of stockholders scheduled for March 20, 2013. The sole matter to be voted on at the special meeting is a proposal to amend our certificate of incorporation in order to increase the number of authorized shares of common stock from 400,000,000 to 1,600,000,000. This increase is necessary for us to effectuate a proposed 4-for-1 forward stock split, as further described in the proxy statement.

Securities Authorized for Issuance under Equity Compensation Plans

The information concerning our equity compensation plans is incorporated by reference herein to the section of the Proxy Statement entitled "Equity Compensation Plan Information."

Issued Convertible Senior Notes and Warrants

During fiscal 2010, we issued at par value $575.0 million of 0.75% convertible senior notes (the "Notes") due January 15, 2015 and we issued 6.7 million warrants to purchase our common stock, as described in Note 5 "Notes Payable" of the consolidated financial statements.

Stock Performance Graph

The following shall not be deemed incorporated by reference into any of our other filings under the Securities Exchange Act of 1934, as amended, or the Securities Act of 1933, as amended, except to the extent we specifically incorporate it by reference into such filing.

The graph below compares the cumulative total stockholder return on our common stock with the cumulative total return on the Standard & Poor's 500 Index and the Nasdaq Computer & Data Processing Index for the period beginning on June 23, 2004 (the date our common stock commenced trading on the New York Stock Exchange) through January 31, 2013, assuming an initial investment of $100. Data for the Standard & Poor's 500 Index and the Nasdaq Computer & Data Processing Index assume reinvestment of dividends.

The comparisons in the graph below are based upon historical data and are not indicative of, nor intended to forecast, future performance of our common stock.

Comparison of Cumulative Total Return of salesforce.com, inc.


1,600
1,400
1,200
1,000
800
600
400
200
-
DOLLARS
6/23/04
1/31/05
1/31/06
1/31/07
1/31/08
1/31/09
1/31/10
1/31/11
1/31/12
1/31/13
salesforce.com, inc.
S&P 500 Index
Nasdaq Computer

	6/23/2004	1/31/2005	1/31/2006	1/31/2007	1/31/2008	1/31/2009	1/31/2010	1/31/2011	1/31/2012	1/31/2013
salesforce.com	100	124.55	373.18	398.45	471.91	241.91	577.73	1,174.00	1,061.82	1,564.82
S&P 500 Index	100	103.25	111.89	125.71	120.5	72.19	93.86	112.42	114.72	130.95
Nasdaq Computer & Data Processing Index	100	100.45	111.93	116.62	117.84	71.02	116	153.34	162.74	170.19

Recent Sales of Unregistered Securities

On December 4, 2012, the Company issued 15,262 shares of Company common stock to former stockholders of Prior Knowledge, Inc., in a private transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and/or Regulation S under the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our audited consolidated financial statements and related notes thereto and with Management's Discussion and Analysis of Financial Condition and Results of Operations, which are included elsewhere in this Form 10-K. The consolidated statement of operations data for fiscal 2013, 2012, and 2011, and the selected consolidated balance sheet data as of January 31, 2013 and 2012 are derived from, and are qualified by reference to, the audited consolidated financial statements and are included in this Form 10-K. The consolidated statement of operations data for fiscal 2010 and 2009 and the consolidated balance sheet data as of January 31, 2011, 2010 and 2009 are derived from audited consolidated financial statements which are not included in this Form 10-K.

	Fiscal Year Ended January 31,				
(in thousands, except per share data)	**2013**	**2012**	**2011**	**2010**	**2009**
Consolidated Statement of Operations					
Revenues:					
Subscription and support	$2,868,808	$2,126,234	$1,551,145	$1,209,472	$ 984,574
Professional services and other	181,387	140,305	105,994	96,111	92,195
Total revenues	3,050,195	2,266,539	1,657,139	1,305,583	1,076,769
Cost of revenues (1)(2):					
Subscription and support	494,187	360,758	208,243	159,172	127,082
Professional services and other	189,392	128,128	115,570	98,753	93,389
Total cost of revenues	683,579	488,886	323,813	257,925	220,471
Gross profit	2,366,616	1,777,653	1,333,326	1,047,658	856,298
Operating expenses (1)(2):					
Research and development	429,479	295,347	187,887	131,897	99,530
Marketing and sales	1,614,026	1,169,610	792,029	605,199	534,413
General and administrative	433,821	347,781	255,913	195,290	158,613
Total operating expenses	2,477,326	1,812,738	1,235,829	932,386	792,556
Income (loss) from operations	(110,710)	(35,085)	97,497	115,272	63,742
Investment income	19,562	23,268	37,735	30,408	22,774
Interest expense	(30,948)	(17,045)	(24,909)	(2,000)	(107)
Other expense	(5,698)	(4,455)	(6,025)	(1,299)	(817)
Income (loss) before benefit from (provision for) income taxes and noncontrolling interest	(127,794)	(33,317)	104,298	142,381	85,592
Benefit from (provision for) income taxes	(142,651)	21,745	(34,601)	(57,689)	(37,557)
Consolidated net income (loss)	(270,445)	(11,572)	69,697	84,692	48,035
Less: net income attributable to noncontrolling interest	0	0	(5,223)	(3,973)	(4,607)
Net income (loss) attributable to salesforce.com	$ (270,445)	$ (11,572)	$ 64,474	$ 80,719	$ 43,428
Net earnings per share-basic and diluted:					
Basic net income (loss) per share attributable to salesforce.com common shareholders	$ (1.92)	$ (0.09)	$ 0.50	$ 0.65	$ 0.36
Diluted net income (loss) per share attributable to salesforce.com common shareholders	$ (1.92)	$ (0.09)	$ 0.47	$ 0.63	$ 0.35
Shares used in computing basic net income (loss) per share	141,224	135,302	130,222	124,462	121,183
Shares used in computing diluted net income (loss) per share	141,224	135,302	136,598	128,114	125,228
(1) Amounts include amortization of purchased intangibles from business combinations, as follows:					
Cost of revenues	$ 77,249	$ 60,069	$ 15,459	$ 8,010	$ 6,980
Marketing and sales	10,922	7,250	4,209	3,241	1,895
(2) Amounts include stock-based expenses, as follows:					
Cost of revenues	$ 33,757	$ 17,451	$ 12,158	$ 12,570	$ 11,051
Research and development	76,333	45,894	18,897	13,129	9,852
Marketing and sales	199,284	115,730	56,451	39,722	36,028
General and administrative	69,976	50,183	32,923	23,471	20,435

	As of January 31,				
	2013	2012	2011	2010	2009
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$1,758,285	$1,447,174	$1,407,557	$1,727,048	$ 882,565
(Negative) working capital	(901,744)	(627,809)	(201,542)	798,029	301,591
Total assets	5,528,956	4,164,154	3,091,165	2,460,201	1,479,822
Long-term obligations excluding deferred revenue and noncontrolling interest (3)	175,732	109,349	516,506	481,234	20,106
Retained earnings (deficit)	(110,982)	159,463	171,035	106,561	25,842
Total stockholders' equity controlling interest	2,317,633	1,587,360	1,276,491	1,043,802	671,784

(3) Long-term obligations excluding deferred revenue and noncontrolling interest includes the 0.75% convertible senior notes issued in January 2010. At January 31, 2013 and 2012, the notes were convertible and accordingly were classified as a current liability.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion contains forward-looking statements, including, without limitation, our expectations and statements regarding our outlook and future revenues, expenses, results of operations, liquidity, plans, strategies and objectives of management and any assumptions underlying any of the foregoing. Our actual results may differ significantly from those projected in the forward-looking statements. Our forward-looking statements and factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements include, but are not limited to, those discussed in the section titled "Forward-Looking Information" and "Risk Factors" of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update the forward-looking statements or our risk factors for any reason.

Overview

We are a provider of enterprise cloud computing solutions. We were founded on the simple concept of delivering customer relationship management, or CRM, applications via the Internet, or "cloud." We introduced our first CRM solution in February 2000 and we have expanded our offerings with new editions, solutions and enhanced features, through internal development and acquisitions. We sell to businesses of all sizes and in almost every industry worldwide on a subscription basis.

Our mission is to help our customers transform themselves into "customer companies" by empowering them to connect with their customers, partners, employees and products in entirely new ways. Our objective is to deliver solutions to help companies transform the way they sell, service, market and innovate. With our four core services—Sales Cloud, Service Cloud, Marketing Cloud and the Salesforce Platform—customers have the tools they need to build a next generation social front office with our social and mobile cloud technologies. Key elements of our strategy include:

- Strengthening our market-leading core solutions;
- Innovating in high-growth markets;
- Improve renewal rates;
- Deepening relationships with our existing customer base;
- Pursuing new customers aggressively;
- Building our business in top markets globally; and
- Encouraging the development of third-party applications on our cloud computing platforms.

We believe the factors that will influence our ability to achieve our objectives include: our prospective customers' willingness to migrate to enterprise cloud computing services; the availability, performance and security of our service; our ability to continue to release, and gain customer acceptance of, new and improved features; our ability to successfully integrate acquired businesses and technologies; successful customer adoption and utilization of our service; acceptance of our service in markets where we have few customers; the emergence of additional competitors in our market and improved product offerings by existing and new competitors; the location of new data centers; third-party developers' willingness to develop applications on our platforms; our ability to attract new personnel and retain and motivate current personnel; and general economic conditions which could affect our customers' ability and willingness to purchase our services, delay the customers' purchasing decision or affect renewal rates.

To address these factors, we will need to, among other things, continue to add substantial numbers of paying subscriptions, upgrade our customers to fully featured versions such as our Unlimited Edition or arrangements such as a Social Enterprise License Agreement, provide high quality technical support to our customers, encourage the development of third-party applications on our platforms and continue to focus on retaining customers at the time of renewal. Our plans to invest for future growth include the continuation of the expansion of our data center capacity, the hiring of additional personnel, particularly in direct sales, other customer-related areas and research and development, the expansion of domestic and international selling and marketing activities, continuing to develop our brands, the addition of distribution channels, the upgrade of our service offerings, the development of new services, the integration of acquired technologies, the expansion of our Marketing Cloud and Salesforce Platform service offerings and the additions to our global infrastructure to support our growth.

We also regularly evaluate acquisitions or investment opportunities in complementary businesses, joint ventures, services and technologies, and intellectual property rights in an effort to expand our service offerings. We expect to continue to make such investments and acquisitions in the future and we plan to reinvest a significant portion of our incremental revenue in fiscal 2014 to grow our business and continue our leadership role in the cloud computing industry. As a result of our aggressive growth plans, specifically our hiring plan and acquisition activities, we have incurred significant expenses from equity awards and amortization of purchased intangibles which have resulted in net losses on a GAAP basis. As we continue with our growth plan, we anticipate we will have net losses on a GAAP basis for the next several quarters.

In November 2010, we purchased approximately 14 acres of undeveloped real estate in San Francisco, California, including entitlements and improvements associated with the land. We have capitalized all pre-construction activities related to the development of the land, including interest costs and property taxes since the November 2010 purchase. During the first quarter of fiscal 2013, we suspended pre-construction activity. The total carrying value of the land, building improvements and perpetual parking rights was $321.1 million as of January 31, 2013. We continue to evaluate our future needs for office facilities space and our options for the undeveloped real estate.

We expect marketing and sales costs, which were 53 percent of our total revenues for fiscal 2013 and 52 percent for fiscal 2012, to continue to represent a substantial portion of total revenues in the future as we seek to add and manage more paying subscribers, and build greater brand awareness.

On August 13, 2012, we acquired the outstanding stock of Buddy Media, Inc., ("Buddy"), a social media marketing platform. We acquired Buddy for the assembled workforce, expected synergies and expanded market opportunities when integrating Buddy's social media marketing platform with our current offerings. The financial results of Buddy are included in our consolidated financial statements from the date of acquisition. The total purchase price for Buddy was $735.8 million.

We regularly assess the need for a valuation allowance against our deferred tax assets. In making that assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In our evaluation, we considered our cumulative loss in recent years and our forecasted future losses as significant pieces of negative evidence. During the third quarter of fiscal 2013, we determined that the negative evidence outweighed the positive evidence as of October 31, 2013 and recorded a one-time, non-cash charge to income tax expense in the third quarter of fiscal 2013 in the amount of $149.1 million to establish a valuation allowance for a significant portion of our deferred tax assets. This accounting treatment has no effect on our actual ability to utilize deferred tax assets such as loss carryforwards and tax credits to reduce future cash tax payments. We will continue to assess the realizability of the deferred tax assets in each of the applicable jurisdictions going forward and adjust the valuation allowance accordingly.

Fiscal Year

Our fiscal year ends on January 31. References to fiscal 2013, for example, refer to the fiscal year ending January 31, 2013.

Sources of Revenues

We derive our revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our enterprise cloud computing services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services such as process mapping, project management, implementation services and other revenue. "Other revenue" consists primarily of training fees. Subscription and support revenues accounted for approximately 94 percent of our total revenues during fiscal 2013. Subscription revenues are driven primarily by the number of paying subscribers, varying service types, the price of our service and service renewal rates. We define a "customer" as a separate and distinct buying entity (e.g., a company, a distinct business unit of a large corporation, a partnership, etc.) that has entered into a contract to access our enterprise cloud computing services. We define a "subscription" as a unique user account purchased by a customer for use by its employees or other customer-authorized users, and we refer to each such user as a "subscriber." The number of paying subscriptions at each of our customers ranges from one to hundreds of thousands. None of our customers accounted for more than five percent of our revenues during fiscal 2013, 2012, or 2011.

Subscription and support revenues are recognized ratably over the contract terms beginning on the commencement dates of each contract. The typical subscription and support term is 12 to 36 months, although terms range from one to 60 months. Our subscription and support contracts are non-cancelable, though customers typically have the right to terminate their contracts for cause if we materially fail to perform. We generally invoice our customers in advance, in annual or quarterly installments, and typical payment terms provide that our customers pay us within 30 days of invoice. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue, or in revenue depending on whether the revenue recognition criteria have been met. In general, we collect our billings in advance of the subscription service period.

Professional services and other revenues consist of fees associated with consulting and implementation services and training. Our consulting and implementation engagements are typically billed on a time and materials basis. We also offer a number of training classes on implementing, using and administering our service that are billed on a per person, per class basis. Our typical professional services payment terms provide that our customers pay us within 30 days of invoice.

In determining whether professional services can be accounted for separately from subscription and support revenues, we consider a number of factors, which are described in "Critical Accounting Policies and Estimates—Revenue Recognition" below. Prior to February 1, 2011, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had standalone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. A significant portion of our multiple-deliverable arrangements were accounted for as a single unit of accounting because we did not have objective and reliable evidence of fair value for certain of our deliverables. Additionally, in these situations, we deferred the direct costs of a related professional service arrangement and amortized those costs over the same period as the professional services revenue was recognized.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-13, "*Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*" ("ASU 2009-13") which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the new guidance, objective and reliable evidence of fair value of the deliverables to be delivered is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price. In the first quarter of fiscal 2012, we adopted this new accounting guidance on a prospective basis. We applied the new accounting guidance to those multiple-deliverable arrangements entered into or materially modified on or after February 1, 2011 which was the beginning of our fiscal 2012.

Seasonal Nature of Deferred Revenue and Accounts Receivable

Deferred revenue primarily consists of billings to customers for our subscription service. Over 90 percent of the value of our billings to customers is for our subscription and support service. We generally invoice our customers in either annual or quarterly cycles. In the fourth quarter of fiscal 2012, we introduced greater operational discipline around annual invoicing, for both new business and renewals which resulted in an increase in deferred revenue. The fourth quarter of fiscal 2013 marks the one year anniversary of this operational shift, therefore the incremental benefit to deferred revenue from annual invoicing was lower than it was in the fourth quarter of fiscal 2012. Occasionally, we bill customers for their multi-year contract on a single invoice which results in an increase in noncurrent deferred revenue. We typically issue renewal invoices 30 days in advance of the renewal service period, and depending on timing, the initial invoice for the subscription and services contract and the subsequent renewal invoice may occur in different quarters. This may result in an increase in deferred revenue and accounts receivable. There is a disproportionate weighting towards annual billings in the fourth quarter, primarily as a result of large enterprise account buying patterns. Our fourth quarter has historically been our strongest quarter for new business and renewals. The year on year compounding effect of this seasonality in both billing patterns and overall new and renewal business causes the value of invoices that we generate in the fourth quarter for both new business and renewals to increase as a proportion of our total annual billings.

Accordingly, the sequential quarterly changes in accounts receivable and the related deferred revenue during the first three quarters of our fiscal year are not necessarily indicative of the billing activity that occurs in the fourth quarter as displayed below:

(in thousands)	April 30, 2012	July 31, 2012	October 31, 2012	January 31, 2013
Fiscal 2013				
Accounts receivable, net	$ 371,395	$ 446,917	$ 418,590	$ 872,634
Deferred revenue, current and noncurrent	1,334,716	1,337,184	1,291,703	1,862,995

(in thousands)	April 30, 2011	July 31, 2011	October 31, 2011	January 31, 2012
Fiscal 2012				
Accounts receivable, net	$ 270,816	$ 342,397	$ 312,331	$ 683,745
Deferred revenue, current and noncurrent	915,133	935,266	917,821	1,380,295

(in thousands)	April 30, 2010	July 31, 2010	October 31, 2010	January 31, 2011
Fiscal 2011				
Accounts receivable, net	$ 183,612	$ 228,550	$ 258,764	$ 426,943
Deferred revenue, current and noncurrent	664,529	683,019	694,557	934,941

Unbilled Deferred Revenue

The deferred revenue balance on our consolidated balance sheet does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Unbilled deferred revenue represents future billings under our subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue. Unbilled deferred revenue was approximately $3.5 billion as of January 31, 2013 and approximately $2.2 billion as of January 31, 2012. Due to our sales to large enterprise accounts, we are experiencing longer contractual commitments by our customers which is reflected in our growing unbilled deferred revenue. Also as a result, our average contract length has grown and is now between 12 and 36 months. This has a positive impact on our renewal rate. We expect that the amount of unbilled deferred revenue will change from quarter to quarter for several reasons, including the specific timing and duration of large customer subscription agreements, varying billing cycles of subscription agreements, the specific timing of customer renewals, foreign currency fluctuations, the timing of when unbilled deferred revenue is to be recognized as revenue, and changes in customer financial circumstances. For multi-year subscription agreements billed annually, the associated unbilled deferred revenue is typically high at the beginning of the contract period, zero just prior to renewal, and increases if the agreement is renewed. Low unbilled deferred revenue attributable to a particular subscription agreement is often associated with an impending renewal and may not be an indicator of the likelihood of renewal or future revenue from such customer. Accordingly, we expect that the amount of aggregate unbilled deferred revenue will change from year-to-year depending in part upon the number and dollar amount of subscription agreements at particular stages in their renewal cycle. Such fluctuations are not a reliable indicator of future revenues.

Cost of Revenues and Operating Expenses

Cost of Revenues. Cost of subscription and support revenues primarily consists of expenses related to hosting our service and providing support, the costs of data center capacity, depreciation or operating lease expense associated with computer equipment and software, allocated overhead and amortization expense associated with capitalized software related to our services and acquired developed technologies. We allocate overhead such as information technology infrastructure, rent and occupancy charges based on headcount. Employee benefit costs and taxes are allocated based upon a percentage of total compensation expense. As such, general overhead expenses are reflected in each cost of revenue and operating expense category. Cost of professional services and other revenues consists primarily of employee-related costs associated with these services, including stock-based expenses, the cost of subcontractors and allocated overhead. The cost of providing professional services is significantly higher as a percentage of the related revenue than for our enterprise cloud computing subscription service due to the direct labor costs and costs of subcontractors.

We intend to continue to invest additional resources in our enterprise cloud computing services. For example, we plan to open additional data centers and expand our current data centers in the future. Additionally, as we acquire new businesses and technologies, the amortization expense associated with this activity will be included in cost of revenues. The timing of these additional expenses will affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues, in the affected periods.

Research and Development. Research and development expenses consist primarily of salaries and related expenses, including stock-based expenses, the costs of our development and test data center and allocated overhead. We continue to focus our research and development efforts on adding new features and services, integrating acquired technologies, increasing the functionality and security and enhancing the ease of use of our enterprise cloud computing services. Our proprietary, scalable and secure multi-tenant architecture enables us to provide all of our customers with a service based on a single version of our application. As a result, we do not have to maintain multiple versions, which enables us to have relatively lower research and development expenses as compared to traditional enterprise software companies. We expect that in the future, research and development expenses will increase in absolute dollars and may increase as a percentage of total revenues as we invest in building the necessary employee and system infrastructure required to support the development of new, and improve existing, technologies and the integration of acquired businesses and technologies.

Marketing and Sales. Marketing and sales expenses are our largest cost and consist primarily of salaries and related expenses, including stock-based expenses, for our sales and marketing staff, including commissions, payments to partners, marketing programs and allocated overhead. Marketing programs consist of advertising, events, corporate communications, brand building and product marketing activities.

We plan to continue to invest in marketing and sales by expanding our domestic and international selling and marketing activities, building brand awareness, attracting new customers and sponsoring additional marketing events. The timing of these marketing events, such as our annual and largest event, Dreamforce, will affect our marketing costs in a particular quarter. We expect that in the future, marketing and sales expenses will increase in absolute dollars and continue to be our largest cost.

General and Administrative. General and administrative expenses consist of salaries and related expenses, including stock-based expenses, for finance and accounting, legal, internal audit, human resources and management information systems personnel, legal costs, professional fees, other corporate expenses and allocated overhead. We expect that in the future, general and administrative expenses will increase in absolute dollars as we invest in our infrastructure and we incur additional employee related costs, professional fees and insurance costs related to the growth of our business and international expansion. We expect general and administrative costs as a percentage of total revenues to either remain flat or decrease for the next several quarters.

Stock-Based Expenses. Our cost of revenues and operating expenses include stock-based expenses related to equity plans for employees and non-employee directors. We recognize our stock-based compensation as an expense in the statement of operations based on their fair values and vesting periods. These charges have been significant in the past and we expect that they will increase as our stock price increases, as we hire more employees and seek to retain existing employees.

For fiscal 2013, we recognized stock-based expense of $379.4 million. As of January 31, 2013, the aggregate stock compensation remaining to be amortized to costs and expenses was $1.2 billion. We expect this stock compensation balance to be amortized as follows: $491.0 million during fiscal 2014; $394.2 million during fiscal 2015; $249.8 million during fiscal 2016; and $92.5 million during fiscal 2017. The expected amortization reflects only outstanding stock awards as of January 31, 2013 and assumes no forfeiture activity. We expect to continue to issue stock-based awards to our employees in future periods.

Amortization of Purchased Intangibles from Business Combinations. Our cost of revenues and operating expenses include amortization of acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's research and development efforts, trade names, customer lists and customer relationships. We expect this expense to increase as we acquire more companies.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an ongoing basis, we evaluate our estimates and assumptions. Our actual results may differ from these estimates under different assumptions or conditions.

We believe that of our significant accounting policies, which are described in Note 1 to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the policies we believe are the most critical to aid in fully understanding and evaluating our consolidated financial condition and results of operations.

Revenue Recognition. We derive our revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing our enterprise cloud computing services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fee; and (2) related professional services such as process mapping, project management, implementation services and other revenue. "Other revenue" consists primarily of training fees.

We commence revenue recognition when all of the following conditions are satisfied:

- There is persuasive evidence of an arrangement;
- The service has been or is being provided to the customer;
- The collection of the fees is reasonably assured; and
- The amount of fees to be paid by the customer is fixed or determinable.

Our subscription service arrangements are non-cancelable and do not contain refund-type provisions.

Subscription and Support Revenues

Subscription and support revenues are recognized ratably over the contract terms beginning on the commencement date of each contract, which is the date our service is made available to customers. Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Professional Services and Other Revenues

The majority of our professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. Training revenues are recognized after the services are performed.

Multiple-Deliverable Arrangements

We enter into arrangements with multiple-deliverables that generally include subscription, premium support, and professional services.

Prior to February 1, 2011, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had standalone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. A significant portion of our multiple-deliverable arrangements were accounted for as a single unit of accounting because we did not have objective and reliable evidence of fair value for certain of our deliverables. Additionally, in these situations, we deferred the direct costs of a professional services arrangement and amortized those costs over the same period as the professional services revenue is recognized.

In October 2009, the FASB issued Accounting Standards Update No. 2009-13, "*Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force*" ("ASU 2009-13") which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the updated guidance, objective and reliable evidence of fair value of the deliverables to be delivered is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price.

In the first quarter of fiscal 2012, we adopted this updated accounting guidance on a prospective basis. We have applied the updated accounting guidance to those multiple-deliverable arrangements entered into or materially modified on or after February 1, 2011 which was the beginning of fiscal 2012.

The adoption of this updated accounting guidance did not have a material impact on our financial condition, results of operations or cash flows for the fiscal year ended January 31, 2012. As of January 31, 2013, the deferred professional services revenue and deferred costs under the previous accounting guidance are $9.3 million and approximately $3.9 million, respectively, which will continue to be recognized over the related remaining subscription period.

Under the updated accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, we account for each deliverable separately. Subscription services have standalone value as such services are often sold separately. In determining whether professional services have standalone value, we consider the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date, and the contractual dependence of the subscription service on the customer's satisfaction with the professional services work. To date, we have concluded that all of the professional services included in multiple-deliverable arrangements executed have standalone value.

Under the updated accounting guidance, when multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. We determine the relative selling price for a deliverable based on its vendor-specific objective evidence of selling price ("VSOE"), if available, or our best estimate of selling price ("BESP"), if VSOE is not available. We have determined that third-party evidence ("TPE") is not a practical alternative due to differences in our service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

For certain professional services, we have established VSOE as a consistent number of standalone sales of this deliverable have been priced within a reasonably narrow range. We have not established VSOE for our subscription services due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, we use our BESP to determine the relative selling price.

We determined BESP by considering our overall pricing objectives and market conditions. Significant pricing practices taken into consideration include our discounting practices, the size and volume of our transactions, the customer demographic, the geographic area where our services are sold, our price lists, our go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by management, taking into consideration the go-to-market strategy. As our go-to-market strategies evolve, we may modify our pricing practices in the future, which could result in changes in relative selling prices, including both VSOE and BESP.

Deferred Revenue. The deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription service described above and is recognized as the revenue recognition criteria are met. We generally invoice customers in annual or quarterly installments. Deferred revenue is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the quarter.

As a result of the updated accounting guidance previously described, billings against professional services arrangements entered into prior to February 1, 2011 were generally added to deferred revenue and recognized over the remaining related subscription contract term.

Deferred revenue that will be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Deferred Commissions. We defer commission payments to our direct sales force. The commissions are deferred and amortized to sales expense over the non-cancelable terms of the related subscription contracts with our customers, which are typically 12 to 36 months. The commission payments, which are paid in full the month after the customer's service commences, are a direct and incremental cost of the revenue arrangements. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. We believe this is the preferable method of accounting as the commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized.

During fiscal 2013, we deferred $232.6 million of commission expenditures and we amortized $154.8 million to sales expense. During the same period a year ago, we deferred $167.2 million of commission expenditures and we amortized $107.2 million to sales expense. Deferred commissions on our consolidated balance sheets totaled $254.4 million at January 31, 2013 and $176.6 million at January 31, 2012.

Goodwill and Long-Lived Assets. We make estimates, assumptions, and judgments when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating the recoverability of our goodwill and other intangible assets on an ongoing basis. These estimates are based upon a number of factors, including historical experience, market conditions, and information obtained from the management of acquired companies. Critical estimates in valuing certain intangible assets include, but are not limited to, historical and projected customer retention rates, anticipated growth in revenue from the acquired customers and acquired technology, and the expected use of the acquired assets. These factors are also considered in determining the useful life of acquired intangible assets. The amounts and useful lives assigned to identified intangible assets impacts the amount and timing of future amortization expense.

The value of our goodwill and intangible assets could be impacted by future adverse changes such as, but not limited to: a substantial decline in our market capitalization; an adverse action or assessment by a regulator; and unanticipated competition.

We evaluate and test the recoverability of our goodwill for impairment at least annually during the fourth quarter or more often if and when circumstances indicate that goodwill may not be recoverable. Each period we evaluate the estimated remaining useful life of our intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. We evaluate long-lived assets, such as property and equipment, and purchased intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such events or changes in circumstances include, but are not limited to, a significant decrease in the fair value of the underlying asset, a significant decrease in the benefits realized from the acquired assets, difficulty and delays in integrating the business or a significant change in the operations of the acquired assets or use of an asset. A long-lived asset is considered impaired if its carrying amount exceeds the estimated future undiscounted cash flows the asset is expected to generate. If a long-lived asset is considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the asset exceeds the fair value of the asset or asset group.

Strategic Investments. We report our investments in non-marketable equity and debt securities, which consist of minority equity and debt investments in privately-held companies, at cost or fair value when an event or circumstance indicates an other-than-temporary decline in value has occurred. Management evaluates financial results, earnings trends, technology milestones and subsequent financing of these companies, as well as the general market conditions to identify indicators of other-than-temporary impairment.

Business Combinations. Accounting for business combinations requires us to make significant estimates and assumptions, especially at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed and pre-acquisition contingencies. We use our best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date.

Examples of critical estimates in valuing certain of the intangible assets and goodwill we have acquired include but are not limited to:

- future expected cash flows from subscription and support contracts, professional services contracts, other customer contracts and acquired developed technologies and patents;
- expected costs to develop the in-process research and development into commercially viable products and estimated cash flows from the projects when completed;
- the acquired company's trade name, trademark and existing customer relationship, as well as assumptions about the period of time the acquired trade name and trademark will continue to be used in our offerings;

- uncertain tax positions and tax related valuation allowances assumed; and
- discount rates.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.

Stock-Based Options and Awards. We recognize the fair value of our stock options and awards on a straight-line basis over the requisite service period of the option or award which is the vesting term of generally four years for stock options and restricted stock awards and one year for shares issued pursuant to our Employee Stock Purchase Plan ("ESPP"). The fair value of each option or award is estimated on the date of grant using the Black-Scholes option pricing model. The estimated forfeiture rate applied is based on historical forfeiture rates. Inputs into the Black-Scholes option pricing model include:

- The estimated life for the stock options which is estimated based on an actual analysis of expected life. The estimated life for shares issued pursuant to our ESPP is based on the two purchase periods within the 12 month offering period;
- The risk free interest rate which is based on the rate for a U.S. government security with the same estimated life at the time of the option grant and the stock purchase rights; and
- The future stock price volatility which is estimated considering both our observed option-implied volatilities and our historical volatility calculations. We believe this is the best estimate of the expected volatility over the expected life of our stock options and stock purchase rights.

Income Taxes. We use the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date.

Our tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. We recognize the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. We recognize interest accrued and penalties related to unrecognized tax benefits in our income tax provision.

We regularly assess the need for a valuation allowance against our deferred tax assets. In making that assessment, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets on a jurisdictional basis to determine, based on the weight of available evidence, whether it is more likely than not that some or all of the deferred tax assets will not be realized. Examples of positive and negative evidence include historical taxable income or losses, forecasted income or losses, the estimated timing of the reversals of existing temporary differences as well as prudent and feasible tax planning strategies. Valuation allowance is established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized. Our income tax provision would increase or decrease in the period in which the assessment is changed.

Our tax provision could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and accounting principles as well as changes in excess tax benefits related to exercises and vesting of stock-based compensation that are allocated directly to stockholders' equity.

Results of Operations

The following tables set forth selected data for each of the periods indicated (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues:			
Subscription and support	$2,868,808	$2,126,234	$1,551,145
Professional services and other	181,387	140,305	105,994
Total revenues	3,050,195	2,266,539	1,657,139
Cost of revenues:			
Subscription and support	494,187	360,758	208,243
Professional services and other	189,392	128,128	115,570
Total cost of revenues	683,579	488,886	323,813
Gross profit	2,366,616	1,777,653	1,333,326
Operating expenses:			
Research and development	429,479	295,347	187,887
Marketing and sales	1,614,026	1,169,610	792,029
General and administrative	433,821	347,781	255,913
Total operating expenses	2,477,326	1,812,738	1,235,829
Income (loss) from operations	(110,710)	(35,085)	97,497
Investment income	19,562	23,268	37,735
Interest expense	(30,948)	(17,045)	(24,909)
Other expense	(5,698)	(4,455)	(6,025)
Income (loss) before benefit from (provision for) income taxes and noncontrolling interest	(127,794)	(33,317)	104,298
Benefit from (provision for) income taxes	(142,651)	21,745	(34,601)
Consolidated net income (loss)	(270,445)	(11,572)	69,697
Less: Net income attributable to noncontrolling interest	0	0	(5,223)
Net income (loss) attributable to salesforce.com	$ (270,445)	$ (11,572)	$ 64,474

	As of January 31,	
	2013	2012
Balance Sheet Data:		
Cash, cash equivalents and marketable securities	$1,758,285	$1,447,174
Deferred revenue, current and noncurrent	1,862,995	1,380,295

Unbilled deferred revenue was approximately $3.5 billion as of January 31, 2013 and $2.2 billion as of January 31, 2012. Unbilled deferred revenue represents future billings under our non-cancelable subscription agreements that have not been invoiced and, accordingly, are not recorded in deferred revenue.

Cost of revenues and marketing and sales expenses include the following amounts related to amortization of purchased intangibles from business combinations:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Cost of revenues	$77,249	$60,069	$15,459
Marketing and sales	10,922	7,250	4,209

Cost of revenues and operating expenses include the following amounts related to stock-based awards:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Cost of revenues	$ 33,757	$ 17,451	$12,158
Research and development	76,333	45,894	18,897
Marketing and sales	199,284	115,730	56,451
General and administrative	69,976	50,183	32,923

Revenues by geography were as follows:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues by geography:			
Americas	$2,123,736	$1,540,289	$1,135,019
Europe	525,304	408,456	291,784
Asia Pacific	401,155	317,794	230,336
	$3,050,195	$2,266,539	$1,657,139

Approximately 94 percent, 93 percent and 94 percent of the Americas revenue in fiscal 2013, 2012 and 2011, respectively, was attributed to the United States.

The following tables set forth selected consolidated statements of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues:			
Subscription and support	94%	94%	94%
Professional services and other	6	6	6
Total revenues	100	100	100
Cost of revenues:			
Subscription and support	16	16	13
Professional services and other	6	6	7
Total cost of revenues	22	22	20
Gross profit	78	78	80
Operating expenses:			
Research and development	14	13	11
Marketing and sales	53	52	48
General and administrative	15	15	15
Total operating expenses	82	80	74
Income (loss) from operations	(4)	(2)	6
Investment income	1	1	2
Interest expense	(1)	(1)	(2)
Other expense	0	0	0
Income (loss) before benefit from (provision for) income taxes and noncontrolling interest	(4)	(2)	6
Benefit from (provision for) income taxes	(5)	1	(2)
Consolidated net income (loss)	(9)	(1)	4
Less: Net income attributable to noncontrolling interest	0	0	0
Net income (loss) attributable to salesforce.com	(9)%	(1)%	4%

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues by geography:			
Americas	70%	68%	68%
Europe	17	18	18
Asia Pacific	13	14	14
	100%	100%	100%

	Fiscal Year Ended January 31,		
	2013	2012	2011
Amortization of purchased intangibles from business combinations:			
Cost of revenues	3%	3%	1%
Marketing and sales	0	0	0

	Fiscal Year Ended January 31,		
	2013	2012	2011
Stock-based awards:			
Cost of revenues	1%	1%	1%
Research and development	3	2	1
Marketing and sales	7	5	3
General and administrative	2	2	2

Fiscal Years Ended January 31, 2013 and 2012

Revenues.

	Fiscal Year Ended January 31,		Variance	
(In thousands)	**2013**	**2012**	**Dollars**	**Percent**
Subscription and support	$2,868,808	$2,126,234	$742,574	35%
Professional services and other	181,387	140,305	41,082	29%
Total revenues	$3,050,195	$2,266,539	$783,656	35%

Total revenues were $3.1 billion for fiscal 2013, compared to $2.3 billion during the same period a year ago, an increase of $783.7 million, or 35 percent. Subscription and support revenues were $2.9 billion, or 94 percent of total revenues, for fiscal 2013, compared to $2.1 billion, or 94 percent of total revenues, during the same period a year ago. The increase in subscription and support revenues was due primarily to new customers, upgrades and additional subscriptions from existing customers and improved renewal rates as compared to a year ago. During fiscal 2013, we continued to invest in a variety of customer programs and initiatives which, along with longer contract durations and increasing enterprise adoption, have helped improve our renewal rates. The price per user per month for our three primary offerings, Professional Edition, Enterprise Edition and Unlimited Edition, in fiscal 2013 has generally remained consistent relative to prior periods. Professional services and other revenues were $181.4 million, or six percent of total revenues, for fiscal 2013, compared to $140.3 million, or six percent of total revenues, for the same period a year ago. The increase in professional services and other revenues was due primarily to the higher demand for services from an increased number of customers.

Revenues in Europe and Asia Pacific accounted for $926.5 million, or 30 percent of total revenues, for fiscal 2013, compared to $726.3 million, or 32 percent of total revenues, during the same period a year ago, an increase of $200.2 million, or 28 percent. The increase in revenues outside of the Americas was the result of the increasing acceptance of our service, our focus on marketing our services internationally and improved renewal rates as a result of the reasons stated above. Revenues outside of the Americas increased despite an overall strengthening of the U.S. dollar relative to major international currencies, which reduced aggregate international revenues by $43.9 million compared to the same period a year ago.

Cost of Revenues.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
Subscription and support	$494,187	$360,758	$133,429
Professional services and other	189,392	128,128	61,264
Total cost of revenues	$683,579	$488,886	$194,693
Percent of total revenues	22%	22%	

Cost of revenues was $683.6 million, or 22 percent of total revenues, for fiscal 2013, compared to $488.9 million, or 22 percent of total revenues, during the same period a year ago, an increase of $194.7 million. The increase in absolute dollars was primarily due to an increase of $77.5 million in employee-related costs, an increase of $16.3 million in stock-based expenses, an increase of $36.2 million in service delivery costs, primarily due to our efforts to increase data center capacity, an increase of $37.5 million in depreciation and amortization expenses, $17.2 million of which related to the amortization of purchased intangible assets and an increase of $14.6 million in allocated overhead. We have increased our headcount by 32 percent since January 31, 2012 to meet the higher demand for services from our customers. Some of the increase in headcount was due to acquired businesses.

We intend to continue to invest additional resources in our enterprise cloud computing services and data center capacity. Additionally, the amortization of purchased intangible assets will increase as we acquire additional businesses and technologies. We also plan to add additional employees in our professional services group to facilitate the adoption of our services. The timing of these expenses will affect our cost of revenues, both in terms of absolute dollars and as a percentage of revenues in future periods.

Research and Development.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
Research and development	$429,479	$295,347	$134,132
Percent of total revenues	14%	13%	

Research and development expenses were $429.5 million, or 14 percent of total revenues, during fiscal 2013, compared to $295.3 million, or 13 percent of total revenues, during the same period a year ago, an increase of $134.1 million. The increase in absolute dollars was primarily due to an increase of $92.6 million in employee-related costs, an increase of $30.4 million in stock-based expenses and an increase of $8.8 million in our development and test data center. We increased our research and development headcount by 36 percent since January 31, 2012 in order to improve and extend our service offerings and develop new technologies. Some of the increase in headcount was due to acquired businesses.

We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in fiscal 2014 and future periods because we expect to continue to invest in building the necessary employee and system infrastructure required to support the development of new, and improve existing, technologies and the integration of acquired technologies.

Marketing and Sales.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
Marketing and sales	$1,614,026	$1,169,610	$444,416
Percent of total revenues	53%	52%	

Marketing and sales expenses were $1.6 billion, or 53 percent of total revenues, for fiscal 2013, compared to $1.2 billion, or 52 percent of total revenues, during the same period a year ago, an increase of $444.4 million. The increase in absolute dollars was primarily due to increases of $305.9 million in employee-related costs, including amortization of deferred commissions, $83.6 million in stock-based expenses, $29.3 million in advertising, marketing and event costs and $23.7 million in allocated overhead. Our marketing and sales headcount increased by 25 percent since January 31, 2012 as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base. Some of the increase in headcount was due to acquired businesses.

General and Administrative.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
General and administrative	$433,821	$347,781	$86,040
Percent of total revenues	15%	15%	

General and administrative expenses were $433.8 million, or 15 percent of total revenues, during fiscal 2013, compared to $347.8 million, or 15 percent of total revenues, during the same period a year ago, an increase of $86.0 million. The increase was primarily due to an increase of $56.2 million in employee-related costs and an increase of $19.8 million in stock-based expenses. Our general and administrative headcount increased by 15 percent since January 31, 2012 as we added personnel to support our growth.

Loss from operations.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
Loss from operations	$(110,710)	$(35,085)	$(75,625)
Percent of total revenues	(4)%	(2)%	

Loss from operations during fiscal 2013 was $110.7 million and included $379.4 million of stock-based expenses and $88.2 million of amortization of purchased intangibles. During the same period a year ago, loss from operations was $35.1 million and included $229.3 million of stock-based expenses and $67.3 million of amortization of purchased intangibles.

Investment income.

(In thousands)	Fiscal Year Ended January 31, 2013	2012	Variance Dollars
Investment income	$19,562	$23,268	$(3,706)
Percent of total revenues	1%	1%	

Investment income consists of income on our cash and marketable securities balances. Investment income was $19.6 million during fiscal 2013 and was $23.3 million during the same period a year ago. The decrease was primarily due to lower yields and interest rates on our portfolio compared to the same period a year ago.

Interest expense.

(In thousands)	Fiscal Year Ended January 31, 2013	Fiscal Year Ended January 31, 2012	Variance Dollars
Interest expense	$(30,948)	$(17,045)	$(13,903)
Percent of total revenues	(1)%	(1)%	

Interest expense consists of interest on our convertible senior notes and capital leases. Interest expense, net of interest costs capitalized, was $30.9 million during fiscal 2013 and was $17.0 million during the same period a year ago. During fiscal 2013, we capitalized $2.4 million of interest costs related to capital projects. Capitalized interest during the same period a year ago was $14.6 million. During the first quarter of fiscal 2013, we suspended pre-construction activity, which includes capitalized interest costs, on the undeveloped real estate in San Francisco, California resulting in an increase in interest expense as compared to the same period a year ago.

Benefit from (provision for) income taxes.

(In thousands)	Fiscal Year Ended January 31, 2013	Fiscal Year Ended January 31, 2012	Variance Dollars
Benefit from (provision for) income taxes	$(142,651)	$21,745	$(164,396)
Effective tax rate	(112)%	65%	

We recorded a tax provision of $142.7 million during fiscal 2013, which resulted in a negative effective tax rate of 112 percent. The effective tax rate substantially differed from the federal statutory tax rate of 35 percent primarily due to the tax charge of $186.8 million to establish a valuation allowance for a significant portion of our deferred tax assets.

We regularly assess the need for a valuation allowance against our deferred tax assets by considering both positive and negative evidence related to the likelihood of the realization of the deferred tax assets to determine if it is more-likely-than-not that some or all of the deferred tax assets will be realized. In our evaluation, we considered our cumulative loss in recent years and our forecasted future losses as significant pieces of negative evidence. During fiscal 2013, we determined that the negative evidence outweighed the positive evidence and a valuation allowance for a significant portion of our deferred tax assets was established that resulted in a tax expense of $186.8 million. We will continue to assess the realizability of the deferred tax assets in each of the applicable jurisdictions going forward and adjust the valuation allowance accordingly. Due to the valuation allowance, the effective tax rate could be volatile and is therefore difficult to forecast in future periods. See Note 8 "Income Taxes" to the Notes to the Consolidated Financial Statements for our reconciliation of income taxes at the statutory federal rate to the provision for income taxes.

We recorded a tax benefit of $21.7 million during fiscal 2012, which resulted in an effective tax rate of 65 percent. The effective tax rate was higher than the federal statutory tax rate of 35 percent primarily due to federal and California tax credits and the impact of the Radian6 acquisition. The combined effect of these tax benefits was partially offset by foreign tax expense and non-deductible amounts. The effect on the tax rate was magnified because of the relatively small pre-tax loss.

We also receive certain tax incentives in Switzerland and Singapore in the form of reduced tax rates. These temporary tax reduction programs will expire in 2016 and 2014, respectively. The Singapore program, however, is eligible for renewal.

Fiscal Years Ended January 31, 2012 and 2011

Revenues.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars	Percent
Subscription and support	$2,126,234	$1,551,145	$575,089	37%
Professional services and other	140,305	105,994	34,311	32%
Total revenues	$2,266,539	$1,657,139	$609,400	37%

Total revenues were $2.3 billion for fiscal 2012, compared to $1.7 billion during fiscal 2011, an increase of $609.4 million, or 37 percent. Subscription and support revenues were $2.1 billion, or 94 percent of total revenues, for fiscal 2012, compared to $1.6 billion, or 94 percent of total revenues, during fiscal 2011. The increase in subscription and support revenues was due primarily to new customers, upgrades and additional subscriptions from existing customers and improved renewal rates as compared to fiscal 2011. The price per user per month for our three primary offerings, Professional Edition, Enterprise Edition and Unlimited Edition, in fiscal 2012 has generally remained consistent relative to fiscal 2011. Professional services and other revenues were $140.3 million, or six percent of total revenues, for fiscal 2012, compared to $106.0 million, or six percent of total revenues, for fiscal 2011. The increase in professional services and other revenues was due primarily to the improved utilization of existing headcount and a benefit from the prospective adoption of the new revenue accounting guidance for multiple-deliverable arrangements.

Revenues in Europe and Asia Pacific accounted for $726.3 million, or 32 percent of total revenues, for fiscal 2012, compared to $522.1 million, or 32 percent of total revenues, during fiscal 2011, an increase of $204.1 million, or 39 percent. The increase in revenues outside of the Americas was the result of the increasing acceptance of our service, our focus on marketing our services internationally and improved renewal rates. Additionally, the value of the U.S. dollar relative to foreign currencies contributed to a slight increase in U.S. dollar revenues outside of the Americas for fiscal 2012 as compared to fiscal 2011. The foreign currency impact had the effect of increasing our aggregate revenues by $36.9 million compared to fiscal 2011.

Cost of Revenues.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Subscription and support	$360,758	$208,243	$152,515
Professional services and other	128,128	115,570	12,558
Total cost of revenues	$488,886	$323,813	$165,073
Percent of total revenues	22%	20%	

Cost of revenues was $488.9 million, or 22 percent of total revenues, during fiscal 2012, compared to $323.8 million, or 20 percent of total revenues, during fiscal 2011, an increase of $165.1 million. The increase in absolute dollars was primarily due to an increase of $20.4 million in employee-related costs, an increase of $5.3 million in stock based expenses, an increase of $39.8 million in service delivery costs, primarily due to our efforts to increase data center capacity, an increase of $68.3 million in depreciation and amortization expenses, $44.6 million of which related to the amortization of purchased intangible assets, an increase of $24.2 million in outside subcontractor and other service costs, and an increase of $5.5 million in allocated overhead. Gross profit margins for professional services and other revenues improved during fiscal 2012 primarily due to the improved utilization of existing headcount and a benefit from the prospective adoption of the new revenue accounting guidance for multiple-deliverable arrangements.

Research and Development.

(In thousands)	Fiscal Year Ended January 31,		Variance
	2012	2011	Dollars
Research and development	$295,347	$187,887	$107,460
Percent of total revenues	13%	11%	

Research and development expenses were $295.3 million, or 13 percent of total revenues, during fiscal 2012, compared to $187.9 million, or 11 percent of total revenues, during fiscal 2011, an increase of $107.5 million. The increase in absolute dollars was primarily due to an increase of $66.7 million in employee-related costs, an increase of $27.0 million in stock-based expenses, an increase of $2.2 million in our development and test data center, an increase of $1.4 million in depreciation and amortization expenses and an increase of $8.6 million in allocated overhead. We increased our research and development headcount by 52 percent in fiscal 2012 in order to improve and extend our service offerings and develop new technologies. Some of the increase in headcount was due to acquired businesses.

Marketing and Sales.

(In thousands)	Fiscal Year Ended January 31,		Variance
	2012	2011	Dollars
Marketing and sales	$1,169,610	$792,029	$377,581
Percent of total revenues	52%	48%	

Marketing and sales expenses were $1,169.6 million, or 52 percent of total revenues, during fiscal 2012, compared to $792.0 million, or 48 percent of total revenues, during fiscal 2011, an increase of $377.6 million. The increase in absolute dollars was primarily due to increases of $255.6 million in employee-related costs, $59.3 million in stock-based expenses, $22.5 million in advertising, marketing and event costs, $21.8 million in allocated overhead, $8.2 million in outside subcontractor and other service costs, $3.1 million in depreciation and amortization and the preliminary settlement of the California wage and hour case. Our marketing and sales headcount increased by 44 percent in fiscal 2012 as we hired additional sales personnel to focus on adding new customers and increasing penetration within our existing customer base. Some of the increase in headcount was due to acquired businesses.

General and Administrative.

(In thousands)	Fiscal Year Ended January 31,		Variance
	2012	2011	Dollars
General and administrative	$347,781	$255,913	$91,868
Percent of total revenues	15%	15%	

General and administrative expenses were $347.8 million, or 15 percent of total revenues, during fiscal 2012, compared to $255.9 million, or 15 percent of total revenues, during fiscal 2011, an increase of $91.9 million. The increase was primarily due to increases of $57.5 million in employee-related costs, $17.3 million in stock-based expenses and $14.3 million in professional and outside service costs. Our general and administrative headcount increased by 46 percent in fiscal 2012 as we added personnel to support our growth.

Income (loss) from operations.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Income (loss) from operations	$(35,085)	$97,497	$(132,582)
Percent of total revenues	(2)%	6%	

Loss from operations during fiscal 2012 was $35.1 million and included $229.3 million of stock-based expenses and $67.3 million of amortization of purchased intangibles. During fiscal 2011, operating income was $97.5 million and included $120.4 million of stock-based expenses and $19.7 million of amortization of purchased intangibles.

Investment income.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Investment income	$23,268	$37,735	$(14,467)
Percent of total revenues	1%	2%	

Investment income consists of income on cash and marketable securities balances. Investment income was $23.3 million during fiscal 2012 and was $37.7 million during fiscal 2011. The decrease was primarily due to a reduction in realized gains from sales of marketable securities, the decrease in marketable securities balances and lower interest rates.

Interest expense.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Interest expense	$(17,045)	$(24,909)	$7,864
Percent of total revenues	(1)%	(2)%	

Interest expense consists of interest on our convertible senior notes and capital leases. Interest expense was $17.0 million, net of interest costs capitalized, during fiscal 2012 and was $24.9 million during fiscal 2011. During fiscal 2012, we capitalized $14.6 million of interest costs related to capital projects, specifically costs related to our real estate holdings, which began during the fourth quarter of fiscal 2011, and our capitalized internal-use software development costs. Capitalized interest during fiscal 2011 was $4.0 million.

Other expense.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Other expense	$(4,455)	$(6,025)	$1,570

Other expense primarily consists of realized gains and losses resulting from strategic investment activity and foreign currency transaction gains and losses. Other expense decreased primarily due to the net gain of $2.9 million from activity within our portfolio of noncontrolling equity and debt investments in privately-held companies offset by realized and unrealized losses on foreign currency transactions for fiscal 2012 compared to fiscal 2011.

Benefit from (provision for) income taxes.

(In thousands)	Fiscal Year Ended January 31, 2012	2011	Variance Dollars
Benefit (provision) for income taxes	$21,745	$(34,601)	$56,346
Effective tax rate	65%	33%	

The benefit for income taxes was $21.7 million during fiscal 2012, compared to an income tax provision of $34.6 million during fiscal 2011.

Our effective tax rate was 65 percent for fiscal 2012 compared to 33 percent for fiscal 2011. The higher tax rate was primarily attributable to an increase in federal and California tax credits and a tax benefit related to the May 2011 acquisition of Radian6. The combined effect of these tax benefits was partially offset by an increase in the foreign tax rate differential. Foreign tax expense relative to our fiscal 2012 pre-tax loss was higher as compared to foreign tax expense relative to our fiscal 2011 pre-tax income. The combined effect of these items on a small net loss before income taxes resulted in a comparatively higher fiscal 2012 effective tax rate.

The lower fiscal 2012 state tax rate was primarily attributable to two items. First, California enacted several income tax law changes, which generally benefited California-based companies. The result of this tax law change substantially reduced our state effective tax rate. Second, the Company was subject to minimum state taxes, which reduced the state tax benefit. The combined effect of these tax items was an overall small fiscal 2012 state tax benefit. Note that we separately recorded an income tax expense of $2.2 million in fiscal 2011 to re-value the anticipated future tax effects of our California temporary differences related to this tax law change.

We also receive certain tax incentives in Switzerland and Singapore in the form of reduced tax rates. These temporary tax reduction programs will expire in 2016 and 2014, respectively. The Singapore program, however, is eligible for renewal.

New Accounting Pronouncement

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, *Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02), to allow entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. We plan to adopt ASU 2012-02 in fiscal 2014 and do not believe that the adoption will have a material effect on the consolidated financial statements.

Liquidity and Capital Resources

At January 31, 2013, our principal sources of liquidity were cash, cash equivalents and marketable securities totaling $1.8 billion and accounts receivable of $872.6 million.

Net cash provided by operating activities was $736.9 million during fiscal 2013 and $591.5 million during the same period a year ago. Cash provided by operating activities has historically been affected by: the amount of net loss adjusted for non-cash expense items such as depreciation and amortization, amortization of purchased intangibles from business combinations, amortization of debt discount, and the expense associated with stock-based awards; the reclassification of excess tax benefits from employee stock plans to cash flows from financing activities; the timing of employee related costs including commissions and bonus payments; the timing of collections from our customers, which is our largest source of operating cash flows; and changes in working capital accounts.

Our working capital accounts consist of accounts receivables and prepaid assets and other current assets. Claims against working capital include accounts payable, accrued expenses and other current liabilities and our convertible notes. Our working capital may be impacted by factors in future periods, certain amounts and timing of which are seasonal, such as billings to customers for subscriptions and support services and the subsequent collection of those billings.

As described above in "Seasonal Nature of Deferred Revenue and Accounts Receivable," our fourth quarter has historically been our strongest quarter for new business and renewals. The year on year compounding effect of this seasonality in both billing patterns and overall business causes the value of invoices that we generate in the fourth quarter to increase as a proportion of our total annual billings. Additionally, due to continually increased annual cycle billing patterns, the value of customer billings during the fourth quarter of fiscal 2013 contributed to a higher accounts receivable and deferred revenue balances as of January 31, 2013 than as of January 31, 2012.

We generally invoice our customers for our subscription and services contracts in advance in annual or quarterly installments. We typically issue renewal invoices 30 days in advance of the renewal service period, and depending on timing, the initial invoice for the subscription and services contract and the subsequent renewal invoice may occur in different quarters. Such invoice amounts are initially reflected in accounts receivable and deferred revenue, which is reflected on the balance sheet. The operating cash flow benefit of increased billing activity generally occurs in the subsequent quarter when we collect from our customers.

In fiscal 2013, net cash provided by operating activities increased $145.4 million over the same period a year ago primarily due to higher net income after adjusting for depreciation and amortization, stock-based compensation, and changes in working capital accounts which include the establishment of the tax valuation allowance during the year.

Net cash used in investing activities was $938.9 million during fiscal 2013 and $489.7 million during the same period a year ago. The net cash used in investing activities during fiscal 2013 primarily related to the purchase of Rypple, Inc. ("Rypple") in February 2012, the purchase of Buddy in August 2012, the purchase of GoInstant, Inc. ("GoInstant") in September 2012, capital expenditures, investment of cash balances and strategic investments offset by proceeds from sales and maturities of marketable securities.

Net cash provided by financing activities was $334.5 million during fiscal 2013 and $75.9 million during the same period a year ago. Net cash provided by financing activities during fiscal 2013 consisted primarily of $351.4 million of proceeds from equity plans and $14.9 million of excess tax benefits from employee stock plans offset by $31.8 million of principal payments on capital leases.

In January 2010, we issued $575.0 million of 0.75% convertible senior notes due January 15, 2015 (the "Notes") and concurrently entered into convertible notes hedges (the "Note Hedges") and separate warrant transactions (the "Warrants"). The Notes will mature on January 15, 2015, unless earlier converted. Upon conversion of any Notes, we will deliver cash up to the principal amount of the Notes and, with respect to any excess conversion value greater than the principal amount of the Notes, shares of our common stock, cash, or a combination of both. To date, there has been a nominal amount of conversions.

For 20 trading days during the 30 consecutive trading days ended October 31, 2012, our common stock traded at a price exceeding 130% of the conversion price of $85.36 per share applicable to the Notes. Accordingly, the Notes were convertible at the holders' option for the quarter ending January 31, 2013. The Notes are classified as a current liability on our consolidated balance sheet as of January 31, 2013. For 20 trading days during the 30 consecutive trading days ended January 31, 2013, our common stock traded at a price exceeding 130% of the conversion price of $85.36 per share applicable to the Notes. Accordingly, the Notes will be convertible at the holders' option for the quarter ending April 30, 2013, and will remain classified as a current liability on our consolidated balance sheet.

Our cash, cash equivalents and marketable securities are comprised primarily of corporate notes and other obligations, U.S. treasury securities, U.S. agency obligations, government obligations, collateralized mortgage obligations, mortgage backed securities, time deposits, money market mutual funds and municipal securities.

As of January 31, 2013, we have a total of $60.8 million in letters of credit outstanding in favor of certain landlords for office space. To date, no amounts have been drawn against the letters of credit, which renew annually and mature at various dates through December 2030.

We do not have any special purpose entities, and other than operating leases for office space and computer equipment, we do not engage in off-balance sheet financing arrangements. Additionally, we currently do not have a bank line of credit.

Our principal commitments consist of obligations under leases for office space and co-location facilities for data center capacity and our development and test data center, and computer equipment and furniture and fixtures. At January 31, 2013, the future non-cancelable minimum payments under these commitments were as follows (in thousands):

(In thousands) Contractual Obligations	Payments Due by Period				
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Capital lease obligations	$ 66,853	$ 31,694	$ 22,400	$ 12,759	$ 0
Operating lease obligations:					
Facilities space	1,505,059	108,301	233,378	250,428	912,952
Computer equipment and furniture and fixtures	81,356	43,046	38,310	0	0
Convertible Senior Notes, including interest	583,626	4,313	579,313	0	0
Contractual commitments	7,072	3,472	3,600	0	0
Total	$2,243,966	$190,826	$877,001	$263,187	$912,952

The majority of our operating lease agreements provide us with the option to renew. Our future operating lease obligations would change if we exercised these options and if we entered into additional operating lease agreements as we expand our operations.

Purchase orders are not included in the table above. Our purchase orders represent authorizations to purchase rather than binding agreements. The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum services to be used; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Obligations under contracts that we can cancel without a significant penalty are not included in the table above.

During fiscal 2014 and future fiscal years, we expect to make additional investments in our infrastructure to scale our operations and increase productivity. We plan to upgrade and/or replace various internal systems to scale with the overall growth of the Company. Additionally, we expect capital expenditures to be higher in absolute dollars in fiscal 2014 than in fiscal 2013 as a result of continued office build-outs, other leasehold improvements and data center investments.

In the future, we may enter into arrangements to acquire or invest in complementary businesses or joint ventures, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

We believe our existing cash, cash equivalents and short-term marketable securities and cash provided by operating activities will be sufficient to meet our working capital and capital expenditure needs over the next 12 months.

Non-GAAP Financial Measures

Regulation S-K Item 10(e), "Use of Non-GAAP Financial Measures in Commission Filings," defines and prescribes the conditions for use of non-GAAP financial information. Our measures of non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share each meet the definition of a non-GAAP financial measure.

Non-GAAP gross profit, Non-GAAP operating profit and Non-GAAP net income

We use the non-GAAP measures of non-GAAP gross profit, non-GAAP operating profit and non-GAAP net income to provide an additional view of operational performance by excluding non-cash expenses that are not directly related to performance in any particular period. In addition to our GAAP measures we use these non-GAAP measures when planning, monitoring, and evaluating our performance. We believe that these non-GAAP measures reflect our ongoing business in a manner that allows for meaningful period-to-period comparisons and analysis of trends in our business, as they exclude certain expenses. These certain expenses are excluded because the decisions which gave rise to these expenses are not made to increase revenue in a particular period, but are made for our long-term benefit over multiple periods and we are not able to change or affect these items in any particular period.

We define non-GAAP net income as our total net income excluding the following components, which we believe are not reflective of our ongoing operational expenses. In each case, for the reasons set forth below, we believe that excluding the component provides useful information to investors and others in understanding and evaluating the impact of certain non-cash items to our operating results and future prospects in the same manner as us, in comparing financial results across accounting periods and to those of peer companies and to better understand the impact of these non-cash items on our gross margin and operating performance. Additionally, as significant, unusual or discrete events occur, the results may be excluded in the period in which the events occur.

- *Stock-Based Expenses.* The Company's compensation strategy includes the use of stock-based compensation to attract and retain employees and executives. It is principally aimed at aligning their interests with those of our stockholders and at long-term employee retention, rather than to motivate or reward operational performance for any particular period. Thus, stock-based compensation expense varies for reasons that are generally unrelated to operational decisions and performance in any particular period.
- *Amortization of Purchased Intangibles.* The Company views amortization of acquisition-related intangible assets, such as the amortization of the cost associated with an acquired company's research and development efforts, trade names, customer lists and customer relationships, as items arising from pre-acquisition activities determined at the time of an acquisition. While it is continually viewed for impairment, amortization of the cost of purchased intangibles is a static expense, one that is not typically affected by operations during any particular period.
- *Amortization of Debt Discount.* Under GAAP, certain convertible debt instruments that may be settled in cash (or other assets) on conversion are required to be separately accounted for as liability (debt) and equity (conversion option) components of the instrument in a manner that reflects the issuer's non-convertible debt borrowing rate. Accordingly, for GAAP purposes we are required to recognize imputed interest expense on the Company's $575 million of convertible senior notes that were issued in a private placement in January 2010. The imputed interest rate is approximately 5.9%, while the coupon interest rate is 0.75%. The difference between the imputed interest expense and the coupon interest expense, net of the interest amount capitalized, is excluded from management's assessment of the Company's operating performance because management believes that this non-cash expense is not indicative of ongoing operating performance. Management believes that the exclusion of the non-cash interest expense provides investors an enhanced view of the Company's operational performance.
- *One-time Tax Charge.* As a result of the Company assessing the realizability of its deferred tax assets, in the third quarter of fiscal 2013 the Company recorded a one-time, non-cash charge to income tax

expense to establish a valuation allowance against a significant portion of those assets. The Company applied significant judgment as part of this analysis including considering the Company's past operating results, cumulative losses and forecasts of future taxable income. As part of establishing a valuation allowance with respect to the company's deferred tax assets, the company will assess and record any necessary quarterly changes to the valuation allowance and the corresponding income tax expense or benefit. Management believes that the exclusion of this non-cash charge is appropriate to provide investors with a better view of the company's operational performance.

- *Income Tax Effects and Adjustments*. The Company's non-GAAP tax provision excludes the tax effects of expense items described above and certain tax items not directly related to the current fiscal year's ordinary operating results. Examples of such tax items include, but are not limited to, changes in the valuation allowance related to deferred tax assets, certain acquisition-related costs and unusual or infrequently occurring items. Management believes the exclusion of these income tax adjustments provides investors with useful supplemental information about the Company's operational performance

We define non-GAAP gross profit as our total revenues less cost of revenues, as reported on our consolidated statement of operations, excluding the portions of stock-based expenses and amortization of purchased intangibles that are included in cost of revenues.

We define non-GAAP operating profit as our non-GAAP gross profit less operating expenses, as reported on our consolidated statement of operations, excluding the portions of stock-based expenses and amortization of purchased intangibles that are included in operating expenses.

Non-GAAP earnings per share

Management uses the non-GAAP earnings per share to provide an additional view of performance by excluding expenses that are not directly related to performance in any particular period in the earnings per share calculation.

We define non-GAAP earnings per share as our non-GAAP net income, which excludes the above components, which we believe are not reflective of our ongoing operational expenses, divided by basic or diluted shares outstanding.

Limitations on the use of Non-GAAP financial measures

A limitation of our non-GAAP financial measures of non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share is that they do not have uniform definitions. Our definitions will likely differ from the definitions used by other companies, including peer companies, and therefore comparability may be limited. Thus, our non-GAAP measures of non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share should be considered in addition to, not as a substitute for, or in isolation from, measures prepared in accordance with GAAP. Additionally, in the case of stock-based expense, if we did not pay a portion of compensation in the form of stock-based expense, the cash salary expense included in costs of revenues and operating expenses would be higher which would affect our cash position.

We compensate for these limitations by reconciling non-GAAP gross profit, non-GAAP operating profit, non-GAAP net income and non-GAAP earnings per share to the most comparable GAAP financial measure. We encourage investors and others to review our financial information in its entirety, not to rely on any single financial measure and to view our non-GAAP financial measures in conjunction with the most comparable GAAP financial measures.

Our reconciliation of the non-GAAP financial measure of gross profit, operating profit, net income and earnings per share to the most comparable GAAP measure, "gross profit," "income (loss) from operations," "net income (loss)" and "Diluted earnings (loss) per share" for the years ended January 31, 2013, 2012, and 2011 are as follows (in thousands):

Non-GAAP gross profit	**For the Year Ended January 31, 2013**	**2012**	**2011**
GAAP gross profit	$2,366,616	$1,777,653	$1,333,326
Plus:			
Amortization of purchased intangibles	77,249	60,069	15,459
Stock-based expenses	33,757	17,451	12,158
Non-GAAP gross profit	$2,477,622	$1,855,173	$1,360,943

Non-GAAP operating profit	**For the Year Ended January 31, 2013**	**2012**	**2011**
GAAP income (loss) from operations	$(110,710)	$(35,085)	$ 97,497
Plus:			
Amortization of purchased intangibles	88,171	67,319	19,668
Stock-based expenses	379,350	229,258	120,429
Non-GAAP income from operations	$ 356,811	$261,492	$237,594

Non-GAAP net income attributable to salesforce.com	**For the Year Ended January 31, 2013**	**2012**	**2011**
GAAP net income (loss) attributable to salesforce.com	$(270,445)	$ (11,572)	$ 64,474
Plus:			
Amortization of purchased intangibles	88,171	67,319	$ 19,668
Stock-based expenses	379,350	229,258	120,429
Amortization of debt discount, net	23,837	12,335	19,079
One-time tax items	149,147	0	0
Less:			
Income tax effect of Non-GAAP items	(127,518)	(103,730)	(57,544)
Non-GAAP net income attributable to salesforce.com	$ 242,542	$ 193,610	$166,106

Non-GAAP diluted earnings per share(a)	**For the Year Ended January 31, 2013**	**2012**	**2011**
GAAP diluted earnings (loss) per share	$ (1.92)	$ (0.09)	$ 0.47
Plus:			
Amortization of purchased intangibles	0.59	0.47	0.14
Stock-based expenses	2.54	1.62	0.88
Amortization of debt discount, net	0.16	0.09	0.14
One-time tax items	1.00	0.00	0.00
Less:			
Income tax effect of Non-GAAP items	(0.74)	(0.73)	(0.41)
Non-GAAP diluted earnings per share attributable to salesforce.com	$ 1.63	$ 1.36	$ 1.22
Shares used in computing diluted net income per share	149,070	142,295	136,598

(a) Reported GAAP loss per share was calculated using the basic share count. Non-GAAP diluted earnings per share was calculated using the diluted share count.

The effects of dilutive securities were not included in the GAAP calculation of diluted earnings/loss per share for the year ended January 31, 2013 because we had a net loss for the period and the effect would have been anti-dilutive. The following table reflects the effect of the dilutive securities on the basic share count used in the GAAP earnings/loss per share calculation to derive the share count used for the non-GAAP diluted earnings per share:

	Fiscal Year Ended January 31,		
Supplemental Diluted Sharecount Information (in thousands):	**2013**	**2012**	**2011**
Weighted-average shares outstanding for GAAP basic earnings per share	141,224	135,302	130,222
Effect of dilutive securities:			
Convertible senior notes	2,840	2,263	1,561
Warrants associated with the convertible senior note hedges	1,283	553	0
Employee stock awards	3,723	4,177	4,815
Adjusted weighted-average shares outstanding and assumed conversions for Non-GAAP diluted earnings per share	149,070	142,295	136,598

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Foreign currency exchange risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the Euro, British Pound Sterling, Canadian dollar and Japanese Yen. We seek to minimize the impact of certain foreign currency fluctuations by hedging certain balance sheet exposures with foreign currency forward contracts. Any gain or loss from settling these contracts is offset by the loss or gain derived from the underlying balance sheet exposures. In accordance with our policy, the hedging contracts we enter into have maturities of less than three months. Additionally, by policy, we do not enter into any hedging contracts for trading or speculative purposes.

Interest rate sensitivity

We had cash, cash equivalents and marketable securities totaling $1.8 billion at January 31, 2013. This amount was invested primarily in money market funds, time deposits, corporate notes and bonds, government securities and other debt securities with credit ratings of at least single A or better. The cash, cash equivalents and short-term marketable securities are held for working capital purposes. Our investments are made for capital preservation purposes. We do not enter into investments for trading or speculative purposes.

Our cash equivalents and our portfolio of marketable securities are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates, while floating rate securities may produce less income than expected if interest rates fall. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However because we classify our debt securities as "available for sale," no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary. Our fixed-income portfolio is subject to interest rate risk.

An immediate increase or decrease in interest rates of 100-basis points at January 31, 2013 could result in a $16.7 million market value reduction or increase of the same amount. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

At January 31, 2012, we had cash, cash equivalents and marketable securities totaling $1.4 billion. The fixed-income portfolio was also subject to interest rate risk. Changes in interest rates of 100-basis points would have resulted in market value changes of $12.1 million.

Market Risk and Market Interest Risk

In January 2010, we issued at par value $575.0 million of 0.75% convertible senior notes due 2015 (the "Notes"). Holders may convert their Notes prior to maturity upon the occurrence of certain circumstances. Upon conversion, we would pay the holder an amount of cash equal to the principal amount of the Notes. Amounts in excess of the principal amount, if any, may be paid in cash or stock at our option. Concurrent with the issuance of the Notes, we entered into separate note hedging transactions and the sale of warrants. These separate transactions were completed to reduce the potential economic dilution from the conversion of the Notes.

For the three months ended January 31, 2013 the Notes were convertible at the option of the noteholder. For 20 trading days during the 30 consecutive trading days ended January 31, 2013, our common stock traded at a price exceeding 130% of the conversion price of $85.36 per share applicable to the Notes. Accordingly, the Notes will be convertible at the holders' option for the quarter ending April 30, 2013 and will remain classified as a current liability on our consolidated balance sheet so long as the Notes are convertible.

The Notes have a fixed annual interest rate of 0.75% and therefore, we do not have economic interest rate exposure on the Notes. However, the value of the Notes are exposed to interest rate risk. Generally, the fair market value of our fixed interest rate Notes will increase as interest rates fall and decrease as interest rates rise. In addition, the fair value of our Notes is affected by our stock price. The carrying value of our Notes was $521.3 million as of January 31, 2013. This represents the liability component of the $575.0 million principal balance as of January 31, 2013. The total estimated fair value of our Notes at January 31, 2013 was $1,178.5 million and the fair value was determined based on the closing trading price per $100 of the Notes as of the last day of trading for the fourth quarter of fiscal 2013, which was $205.00.

We have an investment portfolio that includes strategic investments in public and privately-held companies, many of which are in the development stage. When our ownership interests are less than 20 percent and we do not have the ability to exert significant influence, we account for investments in non-marketable equity and debt securities of the privately-held companies using the cost method of accounting. Otherwise, we account for the investments using the equity method of accounting. As of January 31, 2013 and 2012, the fair value of these investments in privately-held companies was $46.8 million and $48.3 million, respectively.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report on Form 10-K:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of salesforce.com, inc.

We have audited the accompanying consolidated balance sheets of salesforce.com, inc. as of January 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity and cash flows for each of the three years in the period ended January 31, 2013. Our audits also included the financial statement schedule listed in the Index at Item 15(c). These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of salesforce.com, inc. at January 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2013, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), salesforce.com, inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 8, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of salesforce.com, inc.

We have audited salesforce.com, inc.'s internal control over financial reporting as of January 31, 2013, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Salesforce.com, inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, salesforce.com, inc. maintained, in all material respects, effective internal control over financial reporting as of January 31, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of salesforce.com, inc. as of January 31, 2013 and 2012, and the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for each of the three years in the period ended January 31, 2013 of salesforce.com, inc. and our report dated March 8, 2013 expressed an unqualified opinion thereon.

/s/ ERNST & YOUNG LLP

San Jose, California
March 8, 2013

Consolidated Balance Sheets

(in thousands, except per share and per share data)

	January 31, 2013	January 31, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 747,245	$ 607,284
Short-term marketable securities	120,376	170,582
Accounts receivable, net of allowance for doubtful accounts of $1,853 and $1,273 at January 31, 2013 and 2012, respectively	872,634	683,745
Deferred commissions	142,311	98,471
Deferred income taxes, net	7,321	31,821
Prepaid expenses and other current assets	125,993	80,319
Total current assets	2,015,880	1,672,222
Marketable securities, noncurrent	890,664	669,308
Property and equipment, net	604,669	527,946
Deferred commissions, noncurrent	112,082	78,149
Deferred income taxes, noncurrent, net	19,212	87,587
Capitalized software, net	207,323	188,412
Goodwill	1,529,378	785,381
Other assets, net	149,748	155,149
Total assets	$5,528,956	$4,164,154
Liabilities, temporary equity and stockholders' equity		
Current liabilities:		
Accounts payable, accrued expenses and other liabilities	$ 597,706	$ 512,260
Deferred revenue	1,798,640	1,291,622
Convertible senior notes, net	521,278	496,149
Total current liabilities	2,917,624	2,300,031
Income taxes payable, noncurrent	49,074	37,258
Long-term lease liabilities and other	126,658	72,091
Deferred revenue, noncurrent	64,355	88,673
Total liabilities	3,157,711	2,498,053
Temporary equity	53,612	78,741
Stockholders' equity:		
Preferred stock, $0.001 par value; 5,000,000 shares authorized and none issued and outstanding	0	0
Common stock, $0.001 par value; 400,000,000 shares authorized, 146,406,655 and 137,036,541 issued and outstanding at January 31, 2013 and 2012, respectively	146	137
Additional paid-in capital	2,411,332	1,415,077
Accumulated other comprehensive income	17,137	12,683
Retained earnings (accumulated deficit)	(110,982)	159,463
Total stockholders' equity	2,317,633	1,587,360
Total liabilities, temporary equity and stockholders' equity	$5,528,956	$4,164,154

See accompanying Notes.

salesforce.com, inc.

Consolidated Statements of Operations

(in thousands, except per share data)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Revenues:			
Subscription and support	$2,868,808	$2,126,234	$1,551,145
Professional services and other	181,387	140,305	105,994
Total revenues	3,050,195	2,266,539	1,657,139
Cost of revenues (1)(2):			
Subscription and support	494,187	360,758	208,243
Professional services and other	189,392	128,128	115,570
Total cost of revenues	683,579	488,886	323,813
Gross profit	2,366,616	1,777,653	1,333,326
Operating expenses (1)(2):			
Research and development	429,479	295,347	187,887
Marketing and sales	1,614,026	1,169,610	792,029
General and administrative	433,821	347,781	255,913
Total operating expenses	2,477,326	1,812,738	1,235,829
Income (loss) from operations	(110,710)	(35,085)	97,497
Investment income	19,562	23,268	37,735
Interest expense	(30,948)	(17,045)	(24,909)
Other expense	(5,698)	(4,455)	(6,025)
Income (loss) before benefit from (provision for) income taxes	(127,794)	(33,317)	104,298
Benefit from (provision for) income taxes	(142,651)	21,745	(34,601)
Consolidated net income (loss)	(270,445)	(11,572)	69,697
Less: Net income attributable to noncontrolling interest	0	0	(5,223)
Net income (loss) attributable to salesforce.com	$ (270,445)	$ (11,572)	$ 64,474
Earnings per share-basic and diluted:			
Basic net income (loss) per share attributable to salesforce.com common shareholders	$ (1.92)	$ (0.09)	$ 0.50
Diluted net income (loss) per share attributable to salesforce.com common shareholders	$ (1.92)	$ (0.09)	$ 0.47
Shares used in computing basic net income (loss) per share	141,224	135,302	130,222
Shares used in computing diluted net income (loss) per share	141,224	135,302	136,598

(1) Amounts include amortization of purchased intangibles from business combinations, as follows:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Cost of revenues	$ 77,249	$ 60,069	$15,459
Marketing and sales	10,922	7,250	4,209

(2) Amounts include stock-based expenses, as follows:

	Fiscal Year Ended January 31,		
	2013	2012	2011
Cost of revenues	$ 33,757	$ 17,451	$12,158
Research and development	76,333	45,894	18,897
Marketing and sales	199,284	115,730	56,451
General and administrative	69,976	50,183	32,923

See accompanying Notes.

salesforce.com, inc.

Consolidated Statements of Comprehensive Income (Loss)

(in thousands)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Net income (loss) attributable to salesforce.com	$(270,445)	$(11,572)	$64,474
Other comprehensive income (loss) attributable to salesforce.com, before tax and net of reclassification adjustments:			
Foreign currency translation and other gains	4,783	9,512	5,709
Unrealized gains (losses) on investments	(329)	(5,658)	3,872
Other comprehensive income attributable to salesforce.com, before tax	4,454	3,854	9,581
Tax effect	0	2,110	(1,432)
Other comprehensive income attributable to salesforce.com, net of tax	4,454	5,964	8,149
Comprehensive income (loss) attributable to salesforce.com	$(265,991)	$ (5,608)	$72,623

See accompanying Notes.

salesforce.com, inc.

Consolidated Statements of Stockholders' Equity

(in thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings (Accumulated Deficit)	Total Stockholders' Equity Controlling Interest	Total Stockholders' Equity Noncontrolling Interest	Total Stockholders' Equity
	Shares	Amount						
Balances at January 31, 2010	127,152,449	$127	$ 938,544	$ (1,430)	$ 106,561	$1,043,802	$ 12,864	$1,056,666
Exercise of stock options and stock grants to board members for board services	4,697,518	5	165,494	0	0	165,499	0	165,499
Vested restricted stock units converted to shares	1,071,180	1	0	0	0	1	0	1
Tax benefits from employee stock plans	0	0	36,069	0	0	36,069	0	36,069
Stock-based expenses	0	0	115,139	0	0	115,139	0	115,139
Purchase of subsidiary stock, net	0	0	(156,187)	0	0	(156,187)	0	(156,187)
Other	0	0	(455)	0	0	(455)	0	(455)
Noncontrolling interest	0	0	0	0	0	0	(12,864)	(12,864)
Other comprehensive income attributable to salesforce.com, net of tax	0	0	0	8,149	0	8,149	0	8,149
Net income attributable to salesforce.com	0	0	0	0	64,474	64,474	0	64,474
Balances at January 31, 2011	132,921,147	$133	$1,098,604	$ 6,719	$ 171,035	$1,276,491	$ 0	$1,276,491
Exercise of stock options and stock grants to board members for board services	2,517,431	3	111,779	0	0	111,782	0	111,782
Vested restricted stock units converted to shares	1,075,001	1	0	0	0	1	0	1
Shares issued related to business combinations	522,962	0	56,612	0	0	56,612	0	56,612
Tax benefits from employee stock plans	0	0	1,611	0	0	1,611	0	1,611
Stock-based expenses	0	0	225,212	0	0	225,212	0	225,212
Temporary equity reclassification	0	0	(78,741)	0	0	(78,741)	0	(78,741)
Other comprehensive income attributable to salesforce.com, net of tax	0	0	0	5,964	0	5,964	0	5,964
Net loss attributable to salesforce.com	0	0	0	0	(11,572)	(11,572)	0	(11,572)
Balances at January 31, 2012	137,036,541	$137	$1,415,077	$12,683	$ 159,463	$1,587,360	$ 0	$1,587,360
Exercise of stock options and stock grants to board members for board services	5,059,245	5	279,003	0	0	279,008	0	279,008
Vested restricted stock units converted to shares	1,640,885	2	0	0	0	2	0	2
Shares issued related to business combinations	1,931,674	2	240,026	0	0	240,028	0	240,028
Shares issued under employee stock plans	738,310	0	69,067	0	0	69,067	0	69,067
Tax benefits from employee stock plans	0	0	7,189	0	0	7,189	0	7,189
Stock-based expenses	0	0	375,841	0	0	375,841	0	375,841
Temporary equity reclassification	0	0	25,129	0	0	25,129	0	25,129
Other comprehensive income attributable to salesforce.com, net of tax	0	0	0	4,454	0	4,454	0	4,454
Net loss attributable to salesforce.com	0	0	0	0	(270,445)	(270,445)	0	(270,445)
Balances at January 31, 2013	146,406,655	$146	$2,411,332	$17,137	$(110,982)	$2,317,633	$ 0	$2,317,633

See accompanying Notes.

salesforce.com, inc.

Consolidated Statements of Cash Flows

(in thousands)

	Fiscal Year Ended January 31,		
	2013	2012	2011
Operating activities:			
Consolidated net income (loss)	$ (270,445)	$ (11,572)	$ 69,697
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	216,795	157,286	75,746
Amortization of debt discount and transaction costs	24,086	10,347	19,621
Amortization of deferred commissions	154,818	107,195	80,159
Expenses related to employee stock plans	379,350	229,258	120,429
Excess tax benefits from employee stock plans	(14,933)	(6,018)	(35,991)
Changes in assets and liabilities, net of business combinations:			
Accounts receivable, net	(183,242)	(244,947)	(102,507)
Deferred commissions	(232,591)	(167,199)	(121,247)
Prepaid expenses and other current assets	(20,840)	(10,736)	2,001
Other assets	11,122	2,883	(9,770)
Accounts payable, accrued expenses, deferred income taxes and other liabilities	193,358	80,336	133,250
Deferred revenue	479,419	444,674	227,693
Net cash provided by operating activities	736,897	591,507	459,081
Investing activities:			
Business combinations, net of cash acquired	(579,745)	(422,699)	(403,331)
Land activity and building improvements	(4,106)	(19,655)	(277,944)
Strategic investments	(9,695)	(37,370)	(20,105)
Purchases of marketable securities	(1,021,287)	(623,231)	(1,682,549)
Sales of marketable securities	706,893	724,564	1,197,492
Maturities of marketable securities	144,623	40,346	214,770
Capital expenditures	(175,601)	(151,645)	(90,887)
Net cash used in investing activities	(938,918)	(489,690)	(1,062,554)
Financing activities:			
Purchase of subsidiary stock	0	0	(171,964)
Proceeds from employee stock plans	351,366	116,565	160,402
Excess tax benefits from employee stock plans	14,933	6,018	35,991
Contingent consideration payment related to prior business combinations	0	(16,200)	0
Principal payments on capital lease obligations	(31,754)	(30,533)	(10,355)
Net cash provided by financing activities	334,545	75,850	14,074
Effect of exchange rate changes	7,437	5,325	2,385
Net increase (decrease) in cash and cash equivalents	139,961	182,992	(587,014)
Cash and cash equivalents, beginning of period	607,284	424,292	1,011,306
Cash and cash equivalents, end of period	$ 747,245	$ 607,284	$ 424,292
Supplemental cash flow disclosure:			
Cash paid during the period for:			
Interest, net	$ 6,890	$ 6,587	$ 5,290
Income taxes, net of tax refunds	$ 53,089	$ 20,981	$ 90
Non-cash financing and investing activities:			
Fixed assets acquired under capital leases	$ 33,392	$ 57,839	$ 13,224
Fair value of equity awards assumed	$ 37,898	$ 7,318	$ 0

See accompanying Notes.

salesforce.com, inc.

Notes to Consolidated Financial Statements

1. Summary of Business and Significant Accounting Policies

Description of Business

Salesforce.com, inc. (the "Company") is a provider of enterprise cloud computing services. The Company is dedicated to helping customers of all sizes and industries worldwide transform themselves into "customer companies" by empowering them to connect with their customers, partners, employees and products in entirely new ways. The Company provides customers with the solutions they need to build a next generation social front office with social and mobile cloud technologies.

Fiscal Year

The Company's fiscal year ends on January 31. References to fiscal 2013, for example, refer to the fiscal year ending January 31, 2013.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions in the Company's consolidated financial statements and notes thereto.

Significant estimates and assumptions made by management include the determination of:

- the best estimate of selling price of the deliverables included in multiple-deliverable revenue arrangements,
- the assessment of recoverability of long-lived assets (property and equipment, goodwill and identified intangibles),
- the fair value of assets acquired and liabilities assumed for business combinations,
- the recognition, measurement and valuation of current and deferred income taxes,
- the recognition and measurement of loss contingencies,
- the fair value of stock awards issued, and
- the valuation of strategic investments and the determination of other-than-temporary impairments.

Actual results could differ materially from those estimates.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Segments

The Company operates as one operating segment. Operating segments are defined as components of an enterprise for which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. Over the past few years, the Company has completed several acquisitions. These acquisitions have allowed the Company to expand its offerings, presence and reach in various market segments of the enterprise cloud computing market. While the Company has offerings in multiple enterprise cloud computing market segments, the Company's business operates in one operating segment because the Company's chief operating decision maker evaluates the Company's financial information and resources and assesses the performance of these resources on a consolidated basis. Since the Company operates in one operating segment, all required financial segment information can be found in the consolidated financial statements.

Concentrations of Credit Risk and Significant Customers

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents, marketable securities and trade accounts receivable. Although the Company deposits its cash with multiple financial institutions, its deposits, at times, may exceed federally insured limits. Collateral is not required for accounts receivable. The Company maintains an allowance for doubtful accounts receivable balances. The allowance is based upon historical loss patterns, the number of days that billings are past due and an evaluation of the potential risk of loss associated with delinquent accounts.

No customer accounted for more than five percent of accounts receivable at January 31, 2013 and one customer accounted for six percent of accounts receivable at January 31, 2012. No single customer accounted for five percent or more of total revenue during fiscal 2013, 2012 and 2011.

Geographic Locations

As of January 31, 2013 and 2012, assets located outside the Americas were 16 percent and 13 percent of total assets, respectively.

Revenues by geographical region are as follows (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Americas	$2,123,736	$1,540,289	$1,135,019
Europe	525,304	408,456	291,784
Asia Pacific	401,155	317,794	230,336
	$3,050,195	$2,266,539	$1,657,139

Approximately 94 percent, 93 percent and 94 percent of the Americas revenue in fiscal 2013, 2012 and 2011, respectively, is attributed to the United States.

Revenue Recognition

The Company derives its revenues from two sources: (1) subscription revenues, which are comprised of subscription fees from customers accessing the Company's enterprise cloud computing services and from customers purchasing additional support beyond the standard support that is included in the basic subscription fees; and (2) related professional services such as process mapping, project management, implementation services and other revenue. "Other revenue" consists primarily of training fees.

The Company commences revenue recognition when all of the following conditions are satisfied:

- There is persuasive evidence of an arrangement;
- The service has been or is being provided to the customer;
- The collection of the fees is reasonably assured; and
- The amount of fees to be paid by the customer is fixed or determinable.

The Company's subscription service arrangements are non-cancelable and do not contain refund-type provisions.

Subscription and Support Revenues

Subscription and support revenues are recognized ratably over the contract terms beginning on the commencement date of each contract, which is the date the Company's service is made available to customers.

Amounts that have been invoiced are recorded in accounts receivable and in deferred revenue or revenue, depending on whether the revenue recognition criteria have been met.

Professional Services and Other Revenues

The majority of the Company's professional services contracts are on a time and material basis. When these services are not combined with subscription revenues as a single unit of accounting, as discussed below, these revenues are recognized as the services are rendered for time and material contracts, and when the milestones are achieved and accepted by the customer for fixed price contracts. Training revenues are recognized as the services are performed.

Multiple-Deliverable Arrangements

The Company enters into arrangements with multiple-deliverables that generally include subscription, premium support and professional services.

Prior to February 1, 2011, the deliverables in multiple-deliverable arrangements were accounted for separately if the delivered items had standalone value and there was objective and reliable evidence of fair value for the undelivered items. If the deliverables in a multiple-deliverable arrangement could not be accounted for separately, the total arrangement fee was recognized ratably as a single unit of accounting over the contracted term of the subscription agreement. A significant portion of the Company's multiple-deliverable arrangements were accounted for as a single unit of accounting because the Company did not have objective and reliable evidence of fair value for certain of its deliverables. Additionally, in these situations, the Company deferred the direct costs of a related professional services arrangement and amortized those costs over the same period as the professional services revenue was recognized.

In October 2009, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. 2009-13, " *Revenue Recognition (Topic 605), Multiple-Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force* " ("ASU 2009-13") which amended the previous multiple-deliverable arrangements accounting guidance. Pursuant to the updated guidance, objective and reliable evidence of fair value of the deliverables to be delivered is no longer required in order to account for deliverables in a multiple-deliverable arrangement separately. Instead, arrangement consideration is allocated to deliverables based on their relative selling price.

In the first quarter of fiscal 2012, the Company adopted this updated accounting guidance on a prospective basis. The Company applied the updated accounting guidance to those multiple-deliverable arrangements entered into or materially modified on or after February 1, 2011, which was the beginning of the Company's fiscal 2012.

The adoption of this updated accounting guidance did not have a material impact on the Company's financial condition, results of operations or cash flows for the fiscal year ended January 31, 2012. As of January 31, 2013, the deferred professional services revenue and deferred costs under the previous accounting guidance are $9.3 million and approximately $3.9 million, respectively, which will continue to be recognized over the related remaining subscription period.

Under the updated accounting guidance, in order to treat deliverables in a multiple-deliverable arrangement as separate units of accounting, the deliverables must have standalone value upon delivery. If the deliverables have standalone value upon delivery, the Company accounts for each deliverable separately. Subscription services have standalone value as such services are often sold separately. In determining whether professional services have standalone value, the Company considers the following factors for each professional services agreement: availability of the services from other vendors, the nature of the professional services, the timing of when the professional services contract was signed in comparison to the subscription service start date and the contractual dependence of the subscription service on the customer's satisfaction with the professional services work. To date, the Company has concluded that all of the professional services included in multiple-deliverable arrangements executed have standalone value.

Under the updated accounting guidance, when multiple-deliverables included in an arrangement are separated into different units of accounting, the arrangement consideration is allocated to the identified separate units based on a relative selling price hierarchy. The Company determines the relative selling price for a deliverable based on its vendor-specific objective evidence of selling price ("VSOE"), if available, or its best estimate of selling price ("BESP"), if VSOE is not available. The Company has determined that third-party evidence of selling price ("TPE") is not a practical alternative due to differences in its service offerings compared to other parties and the availability of relevant third-party pricing information. The amount of revenue allocated to delivered items is limited by contingent revenue, if any.

For certain professional services, the Company has established VSOE as a consistent number of standalone sales of this deliverable have been priced within a reasonably narrow range. The Company has not established VSOE for its subscription services due to lack of pricing consistency, the introduction of new services and other factors. Accordingly, the Company uses its BESP to determine the relative selling price.

The Company determined BESP by considering its overall pricing objectives and market conditions. Significant pricing practices taken into consideration include the Company's discounting practices, the size and volume of the Company's transactions, the customer demographic, the geographic area where services are sold, price lists, its go-to-market strategy, historical standalone sales and contract prices. The determination of BESP is made through consultation with and approval by the Company's management, taking into consideration the go-to-market strategy. As the Company's go-to-market strategies evolve, the Company may modify its pricing practices in the future, which could result in changes in relative selling prices, including both VSOE and BESP.

Deferred Revenue

The deferred revenue balance does not represent the total contract value of annual or multi-year, non-cancelable subscription agreements. Deferred revenue primarily consists of billings or payments received in advance of revenue recognition from subscription services described above and is recognized as the revenue recognition criteria are met. The Company generally invoices customers in annual or quarterly installments. Deferred revenue is influenced by several factors, including seasonality, the compounding effects of renewals, invoice duration, invoice timing and new business linearity within the quarter.

Deferred revenue that will be recognized during the succeeding twelve month period is recorded as current deferred revenue and the remaining portion is recorded as noncurrent.

Deferred Commissions

Deferred commissions are the incremental costs that are directly associated with non-cancelable subscription contracts with customers and consist of sales commissions paid to the Company's direct sales force.

The commissions are deferred and amortized over the non-cancelable terms of the related customer contracts, which are typically 12 to 36 months. The commission payments are paid in full the month after the customer's service commences. The deferred commission amounts are recoverable through the future revenue streams under the non-cancelable customer contracts. The Company believes this is the preferable method of accounting as the commission charges are so closely related to the revenue from the non-cancelable customer contracts that they should be recorded as an asset and charged to expense over the same period that the subscription revenue is recognized. Amortization of deferred commissions is included in marketing and sales expense in the accompanying consolidated statements of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents are stated at fair value.

Marketable Securities

Management determines the appropriate classification of marketable securities at the time of purchase and reevaluates such determination at each balance sheet date. Securities are classified as available for sale and are carried at fair value, with the change in unrealized gains and losses, net of tax, reported as a separate component on the Consolidated Statements of Comprehensive Income (Loss). Fair value is determined based on quoted market rates when observable or utilizing data points that are observable, such as quoted prices, interest rates and yield curves. Declines in fair value judged to be other-than-temporary on securities available for sale are included as a component of investment income. In order to determine whether a decline in value is other-than-temporary, the Company evaluates, among other factors: the duration and extent to which the fair value has been less than the carrying value and its intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. The cost of securities sold is based on the specific-identification method. Interest on securities classified as available for sale is also included as a component of investment income.

Fair Value Measurement

The Company measures its cash equivalents, marketable securities and foreign currency derivative contracts at fair value.

The Company reports its financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period.

The additional disclosures regarding the Company's fair value measurements are included in Note 2.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated on a straight-line basis over the estimated useful lives of those assets as follows:

Computer, equipment and software	3 to 7 years
Furniture and fixtures	5 years
Leasehold improvements	Shorter of the lease term or 10 years
Building improvements	Amortized over the estimated useful lives of the respective assets when they are ready for their intended use.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation and amortization are removed from their respective accounts and any loss on such retirement is reflected in operating expenses.

Capitalized Internal-Use Software Costs

The Company capitalizes costs related to its enterprise cloud computing services and certain projects for internal use incurred during the application development stage. Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight line basis over its estimated useful life. Management evaluates the useful lives of these assets on an annual basis and tests for impairment whenever events or changes in circumstances occur that could impact the recoverability of these assets.

Goodwill, Intangible Assets, Long-Lived Assets and Impairment Assessments

The Company evaluates and tests the recoverability of its goodwill for impairment at least annually during the fourth quarter or more often if and when circumstances indicate that goodwill may not be recoverable.

Intangible assets are amortized over their useful lives. Each period the Company evaluates the estimated remaining useful life of its intangible assets and whether events or changes in circumstances warrant a revision to the remaining period of amortization. The carrying amounts of these assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate. If the undiscounted cash flows used in the test for recoverability are less than the carrying amount of these assets then the Company will recognize an impairment charge.

The Company evaluates the recoverability of its long-lived assets for possible impairment whenever events or circumstances indicate that the carrying amount of such assets may not be recoverable. If such review indicates that the carrying amount of long-lived assets is not recoverable, the carrying amount of such assets is reduced to fair value.

Business Combinations

The Company uses its best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Company's estimates are inherently uncertain and subject to refinement. As a result, during the measurement period, which may be up to one year from the acquisition date, the Company may record adjustments to the fair value of assets acquired and liabilities assumed, with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the Company's consolidated statements of operations.

In addition, income tax uncertainties and tax related valuation allowances assumed in connection with a business combination are initially estimated as of the acquisition date. The Company continues to collect information and reevaluates these items quarterly and records any adjustments to the Company's preliminary estimates to goodwill provided that the Company is within the measurement period. Subsequent to the measurement period, changes to these income tax uncertainties and tax related valuation allowances will affect the Company's provision for income taxes in the Company's consolidated statements of operations.

Leases and Asset Retirement Obligations

The Company categorizes leases at their inception as either operating or capital leases. On certain lease agreements, the Company may receive rent holidays and other incentives. The Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms, such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement. Leasehold improvements are capitalized at cost and amortized over the lesser of the non-cancellable term of the lease or 10 years.

The Company establishes assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated retirement costs.

Accounting for Stock-Based Compensation

The Company recognizes stock-based expenses related to stock options and restricted stock awards on a straight-line basis over the requisite service period of the awards, which is generally the vesting term of four years. The Company recognizes stock-based expenses related to shares issued pursuant to its Employee Stock Purchase Plan ("ESPP") on a straight-line basis over the offering period, which is 12 months. Stock-based expenses are recognized net of estimated forfeiture activity.

The fair value of each stock option grant and stock purchase right granted under the ESPP was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

Stock Options	Fiscal Year Ended January 31,		
	2013	2012	2011
Volatility	43 - 51%	47 - 51%	45 - 50%
Estimated life	3.7 years	3.7 years	3.7 - 3.8 years
Risk-free interest rate	0.43 - 0.77%	0.68 - 1.77%	0.98 - 2.10%
Dividend yield	0	0	0
Weighted-average fair value per share of grants	$ 51.77	$ 49.14	$ 48.83

ESPP	Fiscal Year Ended January 31,		
	2013	2012	2011
Volatility	39 - 46%	50 - 53%	n/a
Estimated life	0.75 years	0.75 years	n/a
Risk-free interest rate	0.03 - 0.22%	0.95 - 1.08%	n/a
Dividend yield	0	0	n/a
Weighted-average fair value per share of grants	$ 45.55	$ 34.34	n/a

The Company estimated its future stock price volatility considering both its observed option-implied volatilities and its historical volatility calculations. Management believes this is the best estimate of the expected volatility over the expected life of its stock options and stock purchase rights.

The estimated life for the stock options was based on an actual analysis of expected life. The estimated life for the ESPP was based on the two purchase periods within each offering period. The risk free interest rate is based on the rate for a U.S. government security with the same estimated life at the time of the option grant and the stock purchase rights.

There was no stock-based expense related to the ESPP in fiscal 2011 because the Company did not commence the ESPP until December 2011.

Advertising Expenses

Advertising is expensed as incurred. Advertising expense was $110.7 million, $80.3 million and $61.4 million for fiscal 2013, 2012 and 2011, respectively.

Income Taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect on deferred tax assets and liabilities of a change in tax laws is recognized in the consolidated statement of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts more likely than not expected to be realized.

The Company's tax positions are subject to income tax audits by multiple tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision.

Foreign Currency Translation

The functional currency of the Company's major foreign subsidiaries is generally the local currency. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the Consolidated Statements of Comprehensive Income (Loss). Foreign currency transaction gains and losses are included in net income (loss) for the period. All assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the exchange rate on the balance sheet date. Revenues and expenses are translated at the average exchange rate during the period. Equity transactions are translated using historical exchange rates. All amounts recorded to other comprehensive income (loss) subsequent to the date of this change, will revalue with fluctuations in foreign currency.

Warranties and Indemnification

The Company's enterprise cloud computing services are typically warranted to perform in a manner consistent with general industry standards that are reasonably applicable and materially in accordance with the Company's online help documentation under normal use and circumstances.

The Company's arrangements generally include certain provisions for indemnifying customers against liabilities if its products or services infringe a third-party's intellectual property rights. To date, the Company has not incurred any material costs as a result of such obligations and has not accrued any liabilities related to such obligations in the accompanying consolidated financial statements.

The Company has also agreed to indemnify its directors and executive officers for costs associated with any fees, expenses, judgments, fines and settlement amounts incurred by any of these persons in any action or proceeding to which any of those persons is, or is threatened to be, made a party by reason of the person's service as a director or officer, including any action by the Company, arising out of that person's services as the Company's director or officer or that person's services provided to any other company or enterprise at the Company's request. The Company maintains director and officer insurance coverage that would generally enable the Company to recover a portion of any future amounts paid. The Company may also be subject to indemnification obligations by law with respect to the actions of its employees under certain circumstances and in certain jurisdictions.

New Accounting Pronouncement

In July 2012, the FASB issued Accounting Standards Update No. 2012-02, *Intangibles—Goodwill and Other (Topic 350)—Testing Indefinite-Lived Intangible Assets for Impairment* (ASU 2012-02), to allow entities to use a qualitative approach to test indefinite-lived intangible assets for impairment. ASU 2012-02 permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed quantitative impairment test by comparing the fair value of the indefinite-lived intangible asset with its carrying value. Otherwise, the quantitative impairment test is not required. The Company plans to adopt ASU 2012-02 by the fourth quarter of fiscal 2014 and does not believe that the adoption will have a material effect on the consolidated financial statements.

Reclassifications

Certain reclassifications to the fiscal 2012 balances were made to conform to the current period presentation. These reclassifications include accounts payable, accrued expenses and other liabilities, long-term lease liabilities and deferred income taxes.

2. Investments

Marketable Securities

At January 31, 2013, marketable securities consisted of the following (in thousands):

Investments classified as Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$ 685,695	$5,113	$ (919)	$ 689,889
U.S. treasury securities	38,864	20	(15)	38,869
Mortgage backed securities	12,447	278	(2)	12,723
Government obligations	9,572	72	(3)	9,641
Municipal securities	2,697	1	(32)	2,666
Collateralized mortgage obligations	150,794	1,775	(693)	151,876
U.S. agency obligations	105,224	157	(5)	105,376
Total marketable securities	$1,005,293	$7,416	$(1,669)	$1,011,040

At January 31, 2012, marketable securities consisted of the following (in thousands):

Investments classified as Marketable Securities	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Corporate notes and obligations	$502,894	$3,485	$(1,607)	$504,772
U.S. treasury securities	79,290	70	(2)	79,358
Mortgage backed securities	15,206	375	(155)	15,426
Government obligations	3,132	78	0	3,210
Municipal securities	8,753	47	(11)	8,789
Collateralized mortgage obligations	118,729	2,192	(426)	120,495
U.S. agency obligations	107,515	331	(6)	107,840
Total marketable securities	$835,519	$6,578	$(2,207)	$839,890

The duration of the investments classified as marketable securities is as follows (in thousands):

	As of January 31,	
	2013	2012
Recorded as follows:		
Short-term (due in one year or less)	$ 120,376	$170,582
Long-term (due between one and 3 years)	890,664	669,308
	$1,011,040	$839,890

As of January 31, 2013, the following marketable securities were in an unrealized loss position (in thousands):

	Less than 12 Months		12 Months or Greater		Total	
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Corporate notes and obligations	$180,374	$ (653)	$ 8,920	$(266)	$189,294	$ (919)
U.S. treasury securities	16,513	(15)	0	0	16,513	(15)
Mortgage backed securities	1,173	(2)	0	0	1,173	(2)
Government obligations	6,497	(3)	0	0	6,497	(3)
Municipal securities	0	0	1,665	(32)	1,665	(32)
Collateralized mortgage obligations	72,353	(608)	6,151	(85)	78,504	(693)
U.S. agency obligations	12,996	(5)	0	0	12,996	(5)
	$289,906	$(1,286)	$16,736	$(383)	$306,642	$(1,669)

The unrealized loss for each of these fixed rate marketable securities ranged from less than $1,000 to $140,000. The Company does not believe any of the unrealized losses represent an other-than-temporary impairment based on its evaluation of available evidence as of January 31, 2013. The Company expects to receive the full principal and interest on all of these marketable securities.

Fair Value Measurement

All of the Company's cash equivalents, marketable securities and foreign currency derivative contracts are classified within Level 1 or Level 2 because the Company's cash equivalents, marketable securities and foreign currency derivative contracts are valued using quoted market prices or alternative pricing sources and models utilizing market observable inputs.

During fiscal 2013 the Company changed how it categorizes certain amounts within the fair value hierarchy. The $26.5 million of time deposits at January 31, 2012 are now reported as Level 2 fair value instruments as these were previously shown as Level 1.

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2. Other inputs that are directly or indirectly observable in the marketplace.

Level 3. Unobservable inputs which are supported by little or no market activity.

The following table presents information about the Company's assets and liabilities that are measured at fair value as of January 31, 2013 and indicates the fair value hierarchy of the valuation (in thousands):

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of January 31, 2013
Cash equivalents (1):				
Time deposits	$ 0	$ 22,372	$ 0	$ 22,372
Money market mutual funds	385,700	0	0	385,700
Marketable securities:				
Corporate notes and obligations	0	689,889	0	689,889
U.S. treasury securities	38,869	0	0	38,869
Mortgage backed securities	0	12,723	0	12,723
Government obligations	9,641	0	0	9,641
Municipal securities	0	2,666	0	2,666
Collateralized mortgage obligations	0	151,876	0	151,876
U.S. agency obligations	0	105,376	0	105,376
Foreign currency derivative contracts (2)	0	5,643	0	5,643
Total Assets	$434,210	$990,545	$ 0	$1,424,755
Liabilities				
Foreign currency derivative contracts (3)	$ 0	$ 3,307	$ 0	$ 3,307
Total Liabilities	$ 0	$ 3,307	$ 0	$ 3,307

(1) Included in "cash and cash equivalents" in the accompanying Consolidated Balance Sheet as of January 31, 2013, in addition to $339.2 million of cash.

(2) Included in "prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheet as of January 31, 2013.

(3) Included in "accounts payable, accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheet as of January 31, 2013.

The following table presents information about the Company's assets and liabilities that are measured at fair value as of January 31, 2012 and indicates the fair value hierarchy of the valuation (in thousands):

Description	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balances as of January 31, 2012
Cash equivalents (1):				
Time deposits	$ 0	$ 26,513	$ 0	$ 26,513
Money market mutual funds	358,369	0	0	358,369
Marketable securities:				
Corporate notes and obligations	0	504,772	0	504,772
U.S. treasury securities	79,358	0	0	79,358
Mortgage backed securities	0	15,426	0	15,426
Government obligations	3,210	0	0	3,210
Municipal securities	0	8,789	0	8,789
Collateralized mortgage obligations	0	120,495	0	120,495
U.S. agency obligations	0	107,840	0	107,840
Foreign currency derivative contracts (2)	0	621	0	621
Total Assets	$440,937	$784,456	$ 0	$1,225,393
Liabilities				
Foreign currency derivative contracts (3)	$ 0	$ 2,551	$ 0	$ 2,551
Total Liabilities	$ 0	$ 2,551	$ 0	$ 2,551

(1) Included in "cash and cash equivalents" in the accompanying Consolidated Balance Sheet as of January 31, 2012, in addition to $222.4 million of cash.
(2) Included in "prepaid expenses and other current assets" in the accompanying Consolidated Balance Sheet as of January 31, 2012.
(3) Included in "accounts payable, accrued expenses and other liabilities" in the accompanying Consolidated Balance Sheet as of January 31, 2012.

Derivative Financial Instruments

The Company enters into foreign currency derivative contracts with financial institutions to reduce the risk that its cash flows and earnings will be adversely affected by foreign currency exchange rate fluctuations. The Company uses forward currency derivative contracts to minimize the Company's exposure of balances primarily denominated in Euros, Japanese yen, Canadian dollars and British pounds. The Company's foreign currency derivative contracts which are not designated as hedging instruments are used to reduce the exchange rate risk associated primarily with intercompany receivables and payables. The Company's program is not designated for trading or speculative purposes. As of January 31, 2013, the foreign currency derivative contracts that were not settled are recorded at fair value on the consolidated balance sheets.

Foreign currency derivative contracts are marked-to-market at the end of each reporting period with gains and losses recognized as other income (expense) to offset the gains or losses resulting from the settlement or remeasurement of the underlying foreign currency denominated receivables and payables. While the contract or notional amount is often used to express the volume of foreign currency derivative contracts, the amounts potentially subject to credit risk are generally limited to the amounts, if any, by which the counterparties' obligations under the agreements exceed the obligations of the Company to the counterparties.

Details on outstanding foreign currency derivative contracts related primarily to intercompany receivables and payables are presented below (in thousands):

	As of January 31,	
	2013	2012
Notional amount of foreign currency derivative contracts	$692,637	$186,336
Fair value of foreign currency derivative contracts	$ 2,336	$ (1,930)

The fair value of the Company's outstanding derivative instruments are summarized below (in thousands):

		Fair Value of Derivative Instruments	
		As of January 31,	
	Balance Sheet Location	2013	2012
Derivative Assets			
Derivatives not designated as hedging instruments:			
Foreign currency derivative contracts	Prepaid expenses and other current assets	$5,643	$ 621
Derivative Liabilities			
Derivatives not designated as hedging instruments:			
Foreign currency derivative contracts	Accounts payable, accrued expenses and other liabilities	$3,307	$2,551

The effect of the derivative instruments not designated as hedging instruments on the consolidated statements of operations during fiscal 2013, 2012 and 2011, respectively are summarized below (in thousands):

Derivatives Not Designated as Hedging Instruments	Gains (Losses) on Derivative Instruments Recognized in Income			
		Fiscal Year Ended January 31,		
	Location	2013	2012	2011
Foreign currency derivative contracts	Other expense	$16,591	$6,221	$(3,098)

Strategic Investments

The Company has four investments in marketable equity securities measured using quoted prices in their respective active markets and certain interests in non-marketable equity and debt securities that are collectively considered strategic investments. As of January 31, 2013, the fair value of the Company's marketable equity securities of $4.9 million includes an unrealized gain of $1.7 million. As of January 31, 2012, the Company had two investments in marketable equity securities. The fair value of the Company's marketable equity securities of $5.6 million included an unrealized gain of $3.4 million. These investments are recorded in other assets, net on the consolidated balance sheets.

The Company's interest in non-marketable equity and debt securities consists of noncontrolling equity and debt investments in privately-held companies. The Company's investments in these privately-held companies are reported at cost or marked down to fair value when an event or circumstance indicates an other-than-temporary decline in value has occurred. These investments are valued using significant unobservable inputs or data in an inactive market and the valuation requires the Company's judgment due to the absence of market price and inherent lack of liquidity.

As of January 31, 2013 and 2012, the carrying value that approximates the fair value of the Company's investments in privately-held companies was $46.8 million and $48.3 million, respectively. These investments are recorded in other assets, net on the consolidated balance sheets.

Investment Income

Investment income consists of interest income, realized gains, and realized losses on the Company's cash, cash equivalents and marketable securities. The components of investment income are presented below (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Interest income	$17,903	$20,791	$28,273
Realized gains	5,007	6,542	12,460
Realized losses	(3,348)	(4,065)	(2,998)
Total investment income	$19,562	$23,268	$37,735

3. Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Land	$ 248,263	$ 248,263
Building improvements	49,572	43,868
Computers, equipment and software	328,318	232,460
Furniture and fixtures	38,275	25,250
Leasehold improvements	193,181	137,587
	857,609	687,428
Less accumulated depreciation and amortization	(252,940)	(159,482)
	$ 604,669	$ 527,946

Depreciation and amortization expense totaled $101.1 million, $69.8 million and $41.4 million during fiscal 2013, 2012 and 2011, respectively.

Computers, equipment and software at January 31, 2013 and 2012 included a total of $136.9 million and $105.1 million acquired under capital lease agreements, respectively. Accumulated amortization relating to computers, equipment and software under capital leases totaled $57.8 million and $31.7 million, respectively, at January 31, 2013 and 2012. Amortization of assets under capital leases is included in depreciation and amortization expense.

In November 2010, the Company purchased approximately 14 acres of undeveloped real estate in San Francisco, California, including entitlements and improvements associated with the land. In addition to the amounts reflected in the table above, the Company recorded $23.3 million related to the perpetual parking rights and classified such rights as a purchased intangible asset as it represents an intangible right to use the existing garage. The Company has capitalized pre-construction activities related to the development of the land, including interest costs and property taxes since the November 2010 purchase. During the first quarter of fiscal 2013, the Company suspended pre-construction activity. The pre-construction costs capitalized in fiscal 2013 through the suspension date were $5.7 million. The total carrying value of the land, building improvements and perpetual parking rights was $321.1 million as of January 31, 2013. The Company continues to evaluate its future needs for office facilities space and its options for the undeveloped real estate.

There was no impairment of long-lived assets during fiscal 2013, 2012 and 2011.

4. Business Combinations

Rypple

On February 1, 2012, the Company acquired for cash the outstanding stock of 2Catalyze, Inc., ("Rypple"), a provider of social performance management applications. The Company acquired Rypple to, among other things, enable customers to engage and align their employees and teams with a social performance management solution, extending the employee social network to reach every employee. The Company has included the financial results of Rypple in the consolidated financial statements from the date of acquisition, which have not been material to date. The acquisition date fair value of the consideration transferred for Rypple was approximately $50.6 million, which consisted of the following:

Fair value of consideration transferred (in thousands)	
Cash	$50,166
Fair value of stock options assumed	470
Total	$50,636

The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model. The share conversion ratio of 0.011 was applied to convert Rypple options to the Company's options.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Net tangible assets	$ 758
Deferred tax liability	(1,671)
Intangible assets	5,970
Goodwill	45,579
Net assets acquired	$50,636

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions. The estimated fair values of current and noncurrent income taxes payable and deferred taxes may be subject to change as additional information is received and certain tax returns are finalized. Thus the provisional measurements of fair value set forth above are subject to change. The Company expects to finalize the valuation as soon as practicable, but not later than one-year from the acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(in thousands)	Fair value	Useful Life
Developed technology	$4,970	3 years
Customer relationships	1,000	1 year
Total intangible assets subject to amortization	$5,970	

Developed technology represents the estimated fair value of Rypple's social performance management technology. Customer relationships represent the fair values of the underlying relationships and agreements with Rypple customers. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Rypple's social performance management technology with the Company's other offerings. The goodwill balance is deductible for U.S. income tax purposes.

The Company assumed unvested options with a fair value of $2.2 million. Of the total consideration, $0.5 million was allocated to the purchase consideration and $1.7 million was allocated to future services and will be expensed over the remaining service periods on a straight-line basis.

Buddy Media, Inc.

On August 13, 2012, the Company acquired the outstanding stock of Buddy Media, Inc. ("Buddy"), a social media marketing platform. The Company acquired Buddy for the assembled workforce, expected synergies and expanded market opportunities when integrating Buddy's social media marketing platform with the Company's current offerings. The acquisition date fair value of the consideration transferred for Buddy was approximately $735.8 million, which consisted of the following:

Fair value of consideration transferred (in thousands, except share data)	
Cash	$497,500
Common stock (1,392,774 shares)	202,161
Fair value of stock options and restricted stock awards assumed	36,092
Total	$735,753

The value of the share consideration for the Company's common stock was based on the closing price of $145.15 on the day of the acquisition. The fair value of the stock options and restricted stock awards assumed by the Company was determined using the Black-Scholes option pricing model. The share conversion ratio of 0.146 was applied to convert Buddy's options and restricted stock awards to the Company's options and restricted stock awards.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Current assets	$ 35,609
Other noncurrent assets	3,424
Current and noncurrent liabilities	(16,437)
Deferred revenue	(3,281)
Deferred tax liability	(2,436)
Intangible assets	78,340
Goodwill	640,534
Net assets acquired	$735,753

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions. The estimated fair values of assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the date of the acquisition. The Company believes that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but certain items such as current and noncurrent income taxes payable and deferred taxes may be subject to change as additional information is received and certain tax returns are finalized. Thus the provisional measurements of fair value set forth above are subject to change. The Company expects to finalize the valuation as soon as practicable, but not later than one-year from the acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(in thousands)	Fair value	Useful Life
Developed technology	$65,210	5 years
Customer relationships	11,030	5 years
Trade name and trademark	2,100	5 years
Total intangible assets subject to amortization	$78,340	

Developed technology represents the estimated fair value of Buddy's social media marketing platform. Customer relationships represent the fair values of the underlying relationships and agreements with Buddy customers. The trade name and trademark represents the fair value of the brand and name recognition associated with the marketing of Buddy's service offerings. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Buddy's social media marketing platform with the Company's other social media marketing offerings. The goodwill balance is not deductible for U.S. income tax purposes.

The Company assumed unvested options and restricted stock awards with a fair value of $67.4 million. Of the total consideration, $36.1 million was allocated to the purchase consideration and $31.3 million was allocated to future services and will be expensed over the remaining service periods on a straight-line basis.

The amounts of revenue and earnings of Buddy included in the Company's consolidated statement of operations from the acquisition date of August 13, 2012 to the period ending January 31, 2013 are as follows:

(in thousands)	
Total revenues	$ 19,646
Loss	$(28,998)

This loss includes approximately $21.0 million of stock-based expense.

The following pro forma financial information summarizes the combined results of operations for the Company and Buddy, which was significant for the purposes of unaudited pro forma financial information disclosure, as though the companies were combined as of the beginning of the Company's fiscal years presented.

The unaudited pro forma financial information was as follows:

	Fiscal Year Ended January 31,	
(in thousands)	2013	2012
Total revenues	$3,071,286	$2,293,236
Loss	$ (297,657)	$ (58,207)

The pro forma financial information for all periods presented has been calculated after adjusting the results of Buddy to reflect the business combination accounting effects resulting from this acquisition including the amortization expenses from acquired intangible assets, the stock-based compensation expense for unvested stock options and restricted stock awards assumed and the related tax effects as though the acquisition occurred as of the beginning of the Company's fiscal years 2013 and 2012. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company's fiscal 2012.

The pro forma financial information for the years ended January 31, 2013 and 2012 combined the historical results of the Company for the fiscal years ended January 31, 2013 and 2012, the adjusted historical results of

Buddy for the fiscal years ended December 31, 2012 and 2011, due to differences in reporting periods and considering the date the Company acquired Buddy, and the effects of the pro forma adjustments listed above.

GoInstant, Inc.

On September 4, 2012, the Company acquired for cash the outstanding stock of GoInstant, Inc. ("GoInstant") a provider of co-browsing technology that allows two or more people to collaboratively browse the same website together. The Company acquired GoInstant to, among other things, deliver its customers an easy to use co-browse experience. The Company has included the financial results of GoInstant in the consolidated financial statements from the date of acquisition, which have not been material to date. The acquisition date fair value of the consideration transferred for GoInstant was approximately $50.6 million, which consisted of the following:

Fair value of consideration transferred (in thousands)	
Cash	$49,221
Fair value of stock options assumed	1,336
Total	$50,557

The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model. The share conversion ratio of 0.086 was applied to convert GoInstant's options to the Company's options.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Net tangible assets	$ 473
Deferred tax liability	(1,771)
Developed technology	6,560
Goodwill	45,295
Net assets acquired	$50,557

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed are based on management's estimates and assumptions. The estimated fair values of assets acquired and liabilities assumed are considered preliminary and are based on the information that was available as of the date of the acquisition. The Company believes that the information provides a reasonable basis for estimating the fair values of assets acquired and liabilities assumed, but certain items such as current and noncurrent income taxes payable and deferred taxes may be subject to change as additional information is received and certain tax returns are finalized. Thus the provisional measurements of fair value set forth above are subject to change. The Company expects to finalize the valuation as soon as practicable, but not later than one-year from the acquisition date.

The developed technology represents the estimated fair value of GoInstant's co-browsing technology and has an estimated useful life of three years. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating GoInstant's co-browsing technology with the Company's other offerings. The goodwill balance is deductible for U.S. income tax purposes.

The Company assumed unvested options with a fair value of $6.2 million. Of the total consideration, $1.3 million was allocated to the purchase consideration and $4.9 million was allocated to future services and will be expensed over the remaining service periods on a straight-line basis.

Other Fiscal 2013 Business Combinations

During fiscal 2013, the Company acquired five additional companies for $15.1 million in cash, net of cash acquired, and has included the financial results of these companies in its consolidated financial statements from the date of each respective acquisition. The Company accounted for these transactions as business combinations. In allocating the purchase consideration based on estimated fair values, the Company recorded $4.1 million of acquired intangible assets with useful lives of one to three years, $12.4 million of goodwill, $0.3 million of net tangible liabilities and $1.0 million of deferred tax liabilities. Some of this goodwill balance is deductible for U.S. income tax purposes. With the exception of Buddy, none of the aforementioned business combinations, individually and in the aggregate, were material to the pro forma combined historical results of operations of the Company.

Fiscal Year 2012

Radian6 Technologies Inc.

In May 2011, the Company acquired for cash and the Company's common stock the outstanding stock of Radian6 Technologies, Inc. ("Radian6"), a cloud application vendor based in Canada that provides customers with social media monitoring, measurement and engagement solutions. The Company acquired Radian6 to, among other things, expand its social enterprise market opportunities. The Company has included the financial results of Radian6 in the consolidated financial statements from the date of acquisition, which have not been material to date. The acquisition date fair value of the consideration transferred for Radian6 was approximately $336.6 million, which consisted of the following:

Fair value of consideration transferred (in thousands, except number of share data):	
Cash	$282,600
Common stock (436,167 shares)	49,319
Fair value of stock options assumed	4,729
Total	$336,648

The value of the share consideration for the Company's common stock was based on the closing price of $136.19 on the day of the acquisition. The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model and the share conversion ratio of 0.196 was applied to convert Radian6 options to the Company's options.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Tangible assets	$ 12,364
Current and noncurrent liabilities	(12,757)
Deferred revenue	(680)
Deferred tax liability	(27,306)
Intangible assets	103,000
Goodwill	262,027
Net assets acquired	$336,648

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed were based on management's estimates and assumptions. During fiscal 2013 the Company finalized its assessment of fair value of the assets and liabilities assumed at acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(in thousands)	Fair value	Useful Life
Developed technology	$ 84,200	3 years
Customer relationships	15,000	5 years
Trade name and trademark	3,800	3 years
Total intangible assets subject to amortization	$103,000	

Developed technology represents the fair value of the Radian6 monitoring technology. Customer relationships represent the fair values of the underlying relationships and agreements with Radian6 customers. Trade name and trademark represents the fair value of brand and name recognition associated with the marketing of Radian6 service offerings. The goodwill balance is primarily attributed to the assembled workforce, expanded market opportunities and expected synergies when integrating Radian6's social solution media technology with the Company's offerings. The goodwill balance is deductible for tax purposes.

The Company assumed unvested options with a fair value of $23.9 million on the day of the acquisition. Of the total consideration, $4.7 million was allocated to the purchase consideration and $19.2 million was allocated to future services that are expensed over the remaining service periods on a straight-line basis.

Assistly, Inc.

On September 20, 2011, the Company acquired for cash the outstanding stock of Assistly, a cloud provider of customer service solutions. The Company acquired Assistly to, among other things, extend its commitment to small and emerging businesses in customer service help desk application offerings. The Company has included the financial results of Assistly in the consolidated financial statements from the date of acquisition, which have not been material to date. The acquisition date fair value of the consideration transferred for Assistly was approximately $58.7 million, which consisted of the following:

Fair value of consideration transferred (in thousands)	
Cash	$53,938
Fair value of stock options assumed	1,043
Fair value of pre-existing relationship	3,694
Total	$58,675

The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model and the share conversion ratio of 0.031 was applied to convert Assistly options to the Company's options.

The Company had a $1.0 million, or approximately seven percent, noncontrolling equity investment in Assistly prior to the acquisition. The acquisition date fair value of the Company's previous equity interest was $3.7 million and was included in the measurement of the consideration transferred. The Company recognized a gain of $2.7 million as a result of remeasuring its prior equity interest in Assistly held before the business combination. The gain was recognized in other expense on the consolidated statement of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Net tangible assets	$ 1,563
Deferred tax liability	(3,286)
Intangible assets	14,360
Goodwill	46,038
Net assets acquired	$58,675

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed were based on management's estimates and assumptions. During fiscal 2013 the Company finalized its assessment of fair value of the assets and liabilities assumed at acquisition date.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

(in thousands)	Fair value	Useful Life
Developed technology	$13,960	3 years
Customer relationships	400	2 years
Total intangible assets subject to amortization	$14,360	

Developed technology represents the estimated fair value of Assistly's customer service solution technology. Customer relationships represent the fair values of the underlying relationships and agreements with Assistly customers. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities for small and emerging businesses when integrating Assistly's customer service technology with the Company's other offerings. The goodwill balance is not deductible for tax purposes.

The Company assumed unvested options with a fair value of $5.1 million on the day of the acquisition. Of the total consideration, $1.1 million was allocated to the purchase consideration and $4.0 million was allocated to future services that are expensed over the remaining service periods on a straight-line basis.

Model Metrics, Inc.

On December 16, 2011, the Company acquired for cash the outstanding stock of Model Metrics, an implementer of mobile applications. The Company acquired Model Metrics to, among other things, extend its ability to provide the Company's customers with implementation of mobile solutions. The Company has included the financial results of Model Metrics in the consolidated financial statements from the date of acquisition, which have not been material to date. The acquisition date fair value of the consideration transferred for Model Metrics was approximately $66.7 million, which consisted of the following:

Fair value of consideration transferred (in thousands):	
Cash	$61,424
Fair value of stock options assumed	1,546
Fair value of pre-existing relationship	3,774
Total	$66,744

The fair value of the stock options assumed by the Company was determined using the Black-Scholes option pricing model and the share conversion ratio of 0.05 was applied to convert Model Metrics options to the Company's options.

The Company had a $0.8 million, or approximately six percent, noncontrolling equity investment in Model Metrics prior to the acquisition. The acquisition date fair value of the Company's previous equity interest was $3.8 million and was included in the measurement of the consideration transferred. The Company recognized a gain of $3.0 million as a result of remeasuring its prior equity interest in Model Metrics held before the business combination. The gain was recognized in other expense on the consolidated statement of operations.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

(in thousands)	
Net tangible assets	$ 6,556
Deferred tax asset	636
Customer relationships	3,050
Goodwill	56,502
Net assets acquired	$66,744

Customer relationships represent the fair values of the underlying relationships and agreements with Model Metrics customers. The Company determined the useful life of the customer relationships to be less than one year. The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributable to the assembled workforce and expected synergies when integrating Model Metrics with the Company's professional services group. The goodwill balance is not deductible for tax purposes. The fair values assigned to tangible and identifiable intangible assets acquired and liabilities assumed were based on management's estimates and assumptions. During fiscal 2013 the Company finalized its assessment of fair value of the assets and liabilities assumed at acquisition date.

The Company assumed unvested options with a fair value of $2.1 million on the day of the acquisition. Of the total consideration, $1.5 million was allocated to the purchase consideration and $0.6 million was allocated to future services that are expensed over the remaining service periods on a straight-line basis.

Other Fiscal 2012 Business Combinations

On February 1, 2011 the Company acquired the stock of Manymoon Corporation ("Manymoon") for $13.6 million in cash. The Company accounted for this transaction as a business combination. In allocating the purchase consideration based on fair values, the Company recorded $4.7 million of acquired intangible assets with useful lives of one to three years, $10.5 million of goodwill, and $1.6 million of deferred tax liabilities. The goodwill balance is not deductible for tax purposes. This transaction was not material to the Company.

Additionally, during fiscal 2012, the Company acquired two additional companies for $21.2 million in cash and has included the financial results of these companies in its consolidated financial statements from the date of each respective acquisition. These transactions, individually and in aggregate, were not material to the Company.

Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.

Goodwill consisted of the following (in thousands):

Balance as of January 31, 2011	$ 396,081
Manymoon	10,519
Radian6	262,027
Assistly	46,038
Model Metrics	56,502
Other acquisitions	16,174
Finalization of acquisition date fair values	(1,960)
Balance as of January 31, 2012	$ 785,381
Rypple	45,579
Buddy Media	640,534
GoInstant	45,295
Other acquisitions	12,410
Finalization of acquisition date fair values	179
Balance as of January 31, 2013	$1,529,378

There was no impairment of goodwill during fiscal 2013, 2012 or 2011.

Intangible Assets

Intangible assets acquired resulting from business combinations are as follows as of January 31, 2013 (in thousands):

	Gross Fair Value	Accumulated Amortization	Net Book Value	Weighted Average Remaining Useful Life in Years
Acquired developed technology	$310,582	$(172,823)	$137,759	2.7
Customer relationships	42,775	(21,599)	21,176	3.8
Trade name and trademark	8,820	(4,930)	3,890	2.8
Territory rights	3,203	(2,261)	942	2.4
Total	$365,380	$(201,613)	$163,767	

The expected future amortization expense for purchased intangible assets for each of the fiscal years ended thereafter is as follows (in thousands):

Fiscal Period:	
Fiscal 2014	$ 83,042
Fiscal 2015	35,707
Fiscal 2016	20,766
Fiscal 2017	16,418
Fiscal 2018	7,834
Total amortization expense	$163,767

There was no impairment of intangible assets during fiscal 2013, 2012 and 2011.

5. Notes Payable

Convertible Senior Notes

In January 2010, the Company issued at par value $575.0 million of 0.75% convertible senior notes (the "Notes") due January 15, 2015. Interest is payable semi-annually in arrears on January 15 and July 15 of each year, commencing July 15, 2010.

The Notes are governed by an Indenture dated as of January 19, 2010, between the Company, as issuer, and U.S. Bank National Association, as trustee. The Notes do not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by the Company. The Notes are unsecured and rank senior in right of payment to the Company's future indebtedness that is expressly subordinated in right of payment to the Notes and rank equal in right of payment to the Company's existing and future unsecured indebtedness that is not so subordinated and are effectively subordinated in right of payment to any of the Company's cash equal to the principal amount of the Notes, and secured indebtedness to the extent of the value of the assets securing such indebtedness and are structurally subordinated to all existing and future indebtedness and liabilities incurred by our subsidiaries, including trade payables.

If converted, holders will receive cash equal to the principal amount of the Notes, and at the Company's election, cash and/or shares of the Company's common stock for any amounts in excess of the principal amounts.

The initial conversion rate is 11.7147 shares of common stock per $1,000 principal amount of Notes, subject to anti-dilution adjustments. The initial conversion price is $85.36 per share of common stock. Throughout the term of the Notes, the conversion rate may be adjusted upon the occurrence of certain events, including for any cash dividends. Holders of the Notes will not receive any cash payment representing accrued and unpaid interest upon conversion of a Note. Accrued but unpaid interest will be deemed to be paid in full upon conversion rather than cancelled, extinguished or forfeited. Holders may convert their Notes under the following circumstances:

- during any fiscal quarter, if, for at least 20 trading days during the 30 consecutive trading day period ending on the last trading day of the immediately preceding fiscal quarter, the last reported sales price of the Company's common stock for such trading day is greater than or equal to 130% of the applicable conversion price on such trading day share of common stock on such last trading day;
- in certain situations, when the trading price of the Notes is less than 98% of the product of the sale price of the Company's common stock and the conversion rate;
- upon the occurrence of specified corporate transactions described under the Notes Indenture, such as a consolidation, merger or binding share exchange; or
- at any time on or after October 15, 2014.

For 20 trading days during the 30 consecutive trading days ended October 31, 2012, the Company's common stock traded at a price exceeding 130% of the conversion price of $85.36 per share applicable to the Notes. Accordingly, the Notes were convertible at the option of the holder for the Company's common shares as of January 31, 2013 and were classified as a current liability on the Company's consolidated balance sheet. For 20 trading days during the 30 consecutive trading days ended January 31, 2013, the Company's common stock traded at a price exceeding 130% of the conversion price of $85.36 per share applicable to the Notes. Accordingly, the Notes will remain convertible at the holders' option for the quarter ending April 30, 2013 and will remain classified as a current liability on the Company's consolidated balance sheet so long as the Notes are convertible.

Holders of the Notes have the right to require the Company to purchase with cash all or a portion of the Notes upon the occurrence of a fundamental change, such as a change of control, at a purchase price equal to 100% of the principal amount of the Notes plus accrued and unpaid interest. Following certain corporate transactions that constitute a change of control, the Company will increase the conversion rate for a holder who elects to convert the Notes in connection with such change of control in certain circumstances.

In accounting for the issuance of the Notes, the Company separated the Notes into liability and equity components. The carrying amount of the liability component was calculated by measuring the fair value of a similar liability that does not have an associated convertible feature. The carrying amount of the equity component representing the conversion option was determined by deducting the fair value of the liability component from the par value of the Notes as a whole. The excess of the principal amount of the liability component over its carrying amount ("debt discount") is amortized to interest expense over the term of the Notes. The equity component is not remeasured as long as it continues to meet the conditions for equity classification.

In accounting for the transaction costs related to the Note issuance, the Company allocated the total amount incurred to the liability and equity components based on their relative values. Transaction costs attributable to the liability component are being amortized to expense over the term of the Notes, and transaction costs attributable to the equity component were netted with the equity component in temporary stockholders' equity and stockholders' equity. Additionally, the Company recorded a deferred tax liability of $51.1 million in connection with the Notes.

The Notes consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Liability component :		
Principal	$574,890	$574,890
Less: debt discount, net	(53,612)	(78,741)
Net carrying amount	$521,278	$496,149

As of January 31, 2013, the remaining life of the Notes is approximately 2.0 years.

The following table sets forth total interest expense recognized related to the Notes prior to capitalization of interest (in thousands):

	Fiscal Year Ended January 31,	
	2013	2012
Contractual interest expense	$ 4,313	$ 4,312
Amortization of debt issuance costs	1,324	1,324
Amortization of debt discount	25,131	23,720
	$30,768	$29,356
Effective interest rate of the liability component	5.86%	5.86%

Interest Expense

Interest expense consists of interest on the Company's capital lease commitments and the Notes, net of amounts capitalized. In accounting for the Notes at the time of issuance in January 2010, the carrying amount of the liability component was calculated by measuring the fair value of a similar liability that did not have an associated convertible feature. The excess of the principal amount of the liability component over its carrying amount is amortized, using an effective interest rate of 5.86%, to interest expense over the term of the Notes.

Interest costs of $1.6 million, $14.1 million and $3.7 million related to the buildings and improvements and $0.8 million, $0.5 million and $0.3 million related to the Company's capitalized internal-use software development efforts were capitalized in fiscal 2013, 2012 and 2011, respectively. During the first quarter of fiscal 2013, the Company suspended pre-construction activity, which includes capitalized interest costs, on the undeveloped real estate in San Francisco, California causing capitalization of interest costs to cease.

Note Hedges

To minimize the impact of potential economic dilution upon conversion of the Notes, the Company entered into convertible note hedge transactions with respect to its common stock (the "Note Hedges"). The Company paid, in January 2010, an aggregate amount of $126.5 million for the Note Hedges. The Note Hedges cover approximately 6.7 million shares of the Company's common stock at a strike price that corresponds to the initial conversion price of the Notes, also subject to adjustment, and are exercisable upon conversion of the Notes. The Note Hedges will expire upon the maturity of the Notes. The Note Hedges are intended to reduce the potential economic dilution upon conversion of the Notes in the event that the market value per share of the Company's common stock, as measured under the Notes, at the time of exercise is greater than the conversion price of the Notes. The Note Hedges are separate transactions and are not part of the terms of the Notes. Holders of the Notes will not have any rights with respect to the Note Hedges. The Company initially recorded a deferred tax asset of $51.4 million in connection with these Note Hedges.

Warrants

Separately, the Company in January 2010 also entered into warrant transactions (the "Warrants"), whereby the Company sold warrants to acquire, subject to anti-dilution adjustments, up to 6.7 million shares of the Company's common stock at a strike price of $119.51 per share. The Company received aggregate proceeds of $59.3 million from the sale of the Warrants. As the average market value per share of the Company's common stock for the reporting period, as measured under the Warrants, exceeds the strike price of the Warrants, the Warrants would have a dilutive effect on the Company's earnings/loss per share. The Warrants were anti-dilutive during fiscal 2013 based on the Company's net loss fiscal 2013. The Warrants are separate transactions, entered into by the Company and are not part of the terms of the Notes or Note Hedges. Holders of the Notes and Note Hedges will not have any rights with respect to the Warrants.

6. Other Balance Sheet Accounts

Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Deferred professional services costs	$ 3,522	$10,399
Prepaid income taxes	21,180	12,785
Prepaid expenses and other current assets	101,291	57,135
	$125,993	$80,319

Capitalized Software, net

Capitalized software consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Capitalized internal-use software development costs, net of accumulated amortization of $72,448 and $50,300, respectively	$ 59,647	$ 41,442
Acquired developed technology, net of accumulated amortization of $179,906 and $99,886, respectively	147,676	146,970
	$207,323	$188,412

Capitalized internal-use software amortization expense totaled $22.1 million, $15.8 million and $13.1 million for fiscal 2013, 2012 and 2011, respectively. Acquired developed technology amortization expense totaled $80.0 million, $62.1 million, and $16.9 million for fiscal 2013, 2012 and 2011, respectively.

During fiscal 2013, 2012 and 2011, the Company capitalized $3.4 million, $2.4 million and $2.6 million respectively, of stock-based expenses related to capitalized internal-use software development and deferred professional services.

Other Assets, net

Other assets consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Deferred professional services costs, noncurrent portion	$ 1,077	$ 3,935
Long-term deposits	13,422	13,941
Purchased intangible assets, net of accumulated amortization of $28,790 and $17,868, respectively	49,354	46,110
Acquired intellectual property, net of accumulated amortization of $7,074 and $3,139, respectively	13,872	15,020
Strategic investments	51,685	53,949
Other	20,338	22,194
	$149,748	$155,149

Purchased intangible assets amortization expense for fiscal 2013, 2012 and 2011 was $10.9 million, $8.0 million and $4.2 million, respectively. Acquired intellectual property amortization expense for fiscal 2013, 2012 and 2011 was $3.9 million, $2.4 million and $0.6 million, respectively.

Accounts Payable, Accrued Expenses and Other Liabilities

Accounts payable, accrued expenses and other liabilities consisted of the following (in thousands):

	As of January 31,	
	2013	2012
Accounts payable	$ 14,535	$ 33,258
Accrued compensation	311,595	228,466
Accrued other liabilities	138,165	121,957
Accrued income and other taxes payable	120,341	100,471
Accrued professional costs	10,064	21,993
Accrued rent	3,006	6,115
	$597,706	$512,260

7. Stockholders' Equity

The Company maintains the following stock plans: the 2006 Inducement Equity Incentive Plan (the "Inducement Plan"), the 2004 Equity Incentive Plan, 2004 Employee Stock Purchase Plan and the 2004 Outside Directors Stock Plan. These plans, other than the 2004 Outside Directors Stock Plan and the Inducement Plan, provide for annual automatic increases on February 1 to the shares reserved for issuance. The expiration of the 1999 Stock Option Plan ("1999 Plan") in fiscal 2010 did not affect awards outstanding, which continue to be governed by the terms and conditions of the 1999 Plan.

On February 1, 2012, 3.5 million additional shares were reserved under the 2004 Equity Incentive Plan and 1.0 million additional shares were reserved under the 2004 Employee Stock Purchase Plan pursuant to the automatic increase in each respective plan.

On June 7, 2012, 400,000 additional shares were reserved under the Inducement Plan.

On February 1, 2013, 3.5 million additional shares were reserved under the 2004 Equity Incentive Plan.

In September 2011, the Company's Board of Directors amended and restated the 2004 Employee Stock Purchase Plan (the "ESPP"). In conjunction with the amendment of the ESPP, the Company's Board of Directors determined that the offerings under the ESPP would commence, beginning with a twelve month offering period starting in December 2011. As of January 31, 2013, $17.6 million has been held on behalf of employees for future purchases under the plan and is recorded in accrued expenses and other liabilities. Employees purchased 738,310 shares in fiscal year 2013 for $69.1 million under the ESPP.

Prior to February 1, 2006, options issued under the Company's stock option plans generally had a term of 10 years. After February 1, 2006, options issued have a term of 5 years.

Stock activity excluding the ESPP is as follows:

		Options Outstanding		
	Shares Available for Grant	**Outstanding Stock Options**	**Weighted-Average Exercise Price**	**Aggregate Intrinsic Value (in thousands)**
Balance as of January 31, 2012	3,440,993	11,184,907	$ 79.78	
Increase in shares authorized:				
2004 Equity Incentive Plan	3,500,000	0	0.00	
2Catalyze, Inc. Amended 2008 Stock Option Plan	30,177	0	0.00	
2006 Inducement Equity Incentive Plan	400,000	0	0.00	
Buddy Media, Inc. 2007 Equity Incentive Plan	430,494	0	0.00	
Goinstant, Inc. Stock Option Plan	46,889	0	0.00	
Options granted under all plans	(2,091,380)	2,091,380	123.22	
Restricted stock activity	(3,428,027)	0	0.00	
Stock grants to board and advisory board members	(28,650)	0	0.00	
Exercised	0	(5,062,256)	54.27	
1999 Plan shares expired	(78,769)	0	0.00	
Cancelled	718,208	(718,208)	108.43	
Balance as of January 31, 2013	2,939,935	7,495,823	$106.38	$492,879
Vested or expected to vest		7,320,699	$105.97	$484,365
Exercisable as of January 31, 2013		2,820,798	$ 79.27	$261,937

The total intrinsic value of the options exercised during fiscal 2013, 2012 and 2011 was $506.9 million, $224.9 million and $322.5 million, respectively. The intrinsic value is the difference between the current market value of the stock and the exercise price of the stock option.

The weighted-average remaining contractual life of vested and expected to vest options is approximately 3.1 years.

As of January 31, 2013, options to purchase 2,820,798 shares were vested at a weighted average exercise price of $79.27 per share and had a remaining weighted-average remaining contractual life of approximately 2.2 years. The total intrinsic value of these vested options as of January 31, 2013 was $261.9 million.

The following table summarizes information about stock options outstanding as of January 31, 2013:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life (Years)	Weighted-Average Exercise Price	Number of Shares	Weighted-Average Exercise Price
$2.30 to $34.92	1,072,874	2.2	$17.35	906,605	$18.58
$37.50 to $65.44	1,099,978	2.0	62.41	579,061	61.69
$65.68 to $100.29	258,152	2.2	80.22	133,219	78.72
$108.25	1,122,554	3.8	108.25	269,477	108.25
$113.29 to $140.28	687,615	3.8	129.46	143,825	129.04
$142.50	1,573,951	2.8	142.50	726,201	142.50
$143.46 to $169.35	1,680,699	4.4	151.48	62,410	149.56
	7,495,823	3.2	$106.38	2,820,798	$79.27

Restricted stock activity is as follows:

	Restricted Stock Outstanding		
	Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value (in thousands)
Balance as of January 31, 2011	3,216,103	$0.001	
Granted	3,207,805	0.001	
Cancelled	(288,959)	0.001	
Vested and converted to shares	(1,172,686)	0.001	
Balance as of January 31, 2012	4,962,263	$0.001	
Granted	4,070,938	0.001	
Cancelled	(617,906)	0.001	
Vested and converted to shares	(1,719,640)	0.001	
Balance as of January 31, 2013	6,695,655	$0.001	$1,152,523
Expected to vest	6,314,059		$1,086,839

The restricted stock, which upon vesting entitles the holder to one share of common stock for each share of restricted stock, has an exercise price of $0.001 per share, which is equal to the par value of the Company's common stock, and generally vest over 4 years.

The weighted-average fair value of the restricted stock issued in fiscal 2013, 2012 and 2011 was $150.85, $121.87 and $108.03, respectively.

Common Stock

The following number of shares of common stock were reserved and available for future issuance at January 31, 2013:

Options outstanding	7,495,823
Restricted stock awards and units outstanding	6,695,655
Stock available for future grant:	
2004 Equity Incentive Plan	2,084,916
2006 Inducement Equity Incentive Plan	306,419
2004 Employee Stock Purchase Plan	1,261,690
2004 Outside Directors Stock Plan	548,600
0.75% Convertible senior notes	6,734,664
Warrants	6,735,953
	31,863,720

During fiscal years 2013, 2012 and 2011, certain board members received stock grants totaling 25,600 shares of common stock, 36,800 shares of common stock and 48,000 shares of common stock, respectively for board services pursuant to the terms described in the 2004 Outside Directors Stock Plan. The expense related to these awards, which was expensed immediately at the time of the issuance, totaled $3.8 million, $4.9 million and $4.9 million for fiscal 2013, 2012 and 2011, respectively.

Preferred Stock

The Company's board of directors has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series. The Company's board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preference, sinking fund terms, and number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the Company's common stock, diluting the voting power of its common stock, impairing the liquidation rights of its common stock, or delaying or preventing a change in control. The ability to issue preferred stock could delay or impede a change in control. At January 31, 2013 and 2012, no shares of preferred stock were outstanding.

8. Income Taxes

Effective Tax Rate

The domestic and foreign components of income (loss) before provision for (benefit from) income taxes and noncontrolling interest consisted of the following (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Domestic	$ (90,743)	$(27,303)	$ 75,515
Foreign	(37,051)	(6,014)	28,783
	$(127,794)	$(33,317)	$104,298

The provision for (benefit from) income taxes consisted of the following (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Current:			
Federal	$ 12,896	$ 9,344	$ 29,992
State	3,021	4,346	6,276
Foreign	30,261	15,709	13,239
Total	46,178	29,399	49,507
Deferred:			
Federal	72,656	(36,601)	(8,687)
State	28,538	(10,603)	(4,745)
Foreign	(4,721)	(3,940)	(1,474)
Total	96,473	(51,144)	(14,906)
Provision for (benefit from) income taxes	$142,651	$(21,745)	$ 34,601

During fiscal 2013, 2012 and 2011, the Company recorded net tax benefits that resulted from allocating certain tax effects related to exercises of stock options and vesting of restricted stocks directly to stockholders' equity in the amount of $7.2 million, $1.6 million, and $36.1 million, respectively.

A reconciliation of income taxes at the statutory federal income tax rate to the provision for (benefit from) income taxes included in the accompanying consolidated statements of operations is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
U.S. federal taxes at statutory rate	$ (44,729)	$(11,661)	$ 36,504
State, net of the federal benefit	(969)	(6)	6,069
Foreign taxes in excess of the U.S. statutory rate	16,931	10,555	3,412
Change in valuation allowance	186,806	0	0
Tax credits	(17,670)	(15,049)	(13,625)
Non-deductible expenses	4,807	5,345	2,621
Tax benefit from acquisitions	(3,568)	(12,575)	0
Other, net	1,043	1,646	(380)
	$142,651	$(21,745)	$ 34,601

The Company receives certain tax incentives in Switzerland and Singapore in the form of reduced tax rates. These temporary tax reduction programs will expire in 2016 and 2014, respectively. The Singapore program, however, is eligible for renewal.

Deferred Income Taxes

Deferred income taxes reflect the net tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	As of January 31,	
	2013	2012
Deferred tax assets:		
Net operating loss carryforwards	$ 62,603	$ 35,942
Deferred stock compensation	69,593	61,029
Tax credits	75,812	54,243
Deferred rent expense	28,022	11,661
Accrued liabilities	63,257	49,825
Deferred revenue	30,441	5,936
Basis difference on investment	8,569	3,789
Other	9,916	6,792
Total deferred tax assets	348,213	229,217
Less valuation allowance	(192,682)	(4,624)
Deferred tax assets, net of valuation allowance	155,531	224,593
Deferred tax liabilities:		
Deferred commissions	(72,470)	(49,029)
Purchased intangibles	(14,739)	(18,052)
Unrealized gains on investments	(2,768)	(2,881)
Depreciation and amortization	(41,832)	(26,352)
Other	(7,351)	(8,871)
Total deferred tax liabilities	(139,160)	(105,185)
Net deferred tax assets	$ 16,371	$ 119,408

The Company regularly assesses the need for a valuation allowance against its deferred tax assets. In making that assessment, the Company considers both positive and negative evidence related to the likelihood of realization of the deferred tax assets to determine, based on the weight of available evidence, whether it is more-likely-than-not that some or all of the deferred tax assets will not be realized. In evaluating the need for a valuation allowance, the Company considers its cumulative loss in recent years as a significant piece of negative evidence. Therefore, in fiscal 2013, the Company established a valuation allowance against a significant portion of its deferred tax assets and its valuation allowance increased by $188.1 million at January 31, 2013. The Company will continue to assess the realizability of the deferred tax assets in each of the applicable jurisdictions going forward and adjust the valuation allowance accordingly. The excess tax benefits associated with stock option exercises are recorded directly to stockholders' equity only when the tax deduction is realized on the income tax returns. As a result, the excess tax benefits included in net operating loss carryforwards but are not reflected in deferred tax assets for fiscal 2013 and 2012 are $316.2 million and $149.1 million, respectively.

At January 31, 2013, the Company had net operating loss carryforwards for federal income tax purposes of approximately $955.0 million, which expire in 2021 through 2033, federal research and development tax credits of approximately $52.7 million, which expire in 2020 through 2033, foreign tax credits of approximately $7.9 million, which expire in 2019 through 2023, and minimum tax credits of $0.7 million, which have no expiration date. The Company also had net operating loss carryforwards for state income tax purposes of approximately $489.8 million which expire beginning in 2015 and state research and development tax credits of approximately $49.0 million and $10.0 million of state enterprise zone tax credits, which do not expire. Utilization of the Company's net operating loss carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such an annual limitation could result in the expiration of the net operating loss and tax credit carryforwards before utilization.

Tax Benefits Related to Stock-Based Compensation

The total income tax benefit in the accompanying consolidated statements of operations related to stock-based awards was $113.9 million, $76.0 million and $44.1 million for fiscal 2013, 2012 and 2011, respectively. Beginning in fiscal 2013, the majority of the tax benefit was not recognized as a result of the valuation allowance.

The Company reduced its income tax payable by the tax benefit realized from the exercise, sale or vesting of the stock options or similar instruments during fiscal 2013 was $127.2 million.

Unrecognized Tax Benefits and Other Considerations

Tax positions for the Company and its subsidiaries are subject to income tax audits by many tax jurisdictions throughout the world. The Company recognizes the tax benefit of an uncertain tax position only if it is more likely than not that the position is sustainable upon examination by the taxing authority, based on the technical merits. The tax benefit recognized is measured as the largest amount of benefit which is greater than 50 percent likely to be realized upon settlement with the taxing authority. The Company had gross unrecognized tax benefits of $75.1 million and $52.0 million as of January 31, 2013 and 2012 respectively.

A reconciliation of the beginning and ending balance of total unrecognized tax benefits for fiscal years 2013, 2012, and 2011 is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Balance as of February 1,	$51,971	$27,462	$22,053
Tax positions taken in prior period:			
Gross increases	7,304	10,008	41
Gross decreases	(4,460)	(23)	(811)
Tax positions taken in current period:			
Gross increases	24,401	15,965	8,047
Settlements	(121)	0	(39)
Lapse of statute of limitations	(4,159)	(1,143)	(1,741)
Currency translation effect	208	(298)	(88)
Balance as of January 31,	$75,144	$51,971	$27,462

For fiscal year 2013, 2012 and 2011 total unrecognized tax benefits in an amount of $32.3 million, $39.1 million, and $20.4 million respectively, if recognized, would reduce income tax expense and the Company's effective tax rate.

The Company recognizes interest accrued and penalties related to unrecognized tax benefits in the income tax provision. The Company accrued no penalties and interest in the amount of $1.7 million in income tax expense at the end of January 31, 2013.

The Company's U.S. federal and state tax returns for several tax years since February 1999, which was the inception of the Company, remain open to examination. Outside the U.S., the Company operates in major jurisdictions including Canada, Australia, Japan and United Kingdom. With some exceptions, all tax years in jurisdictions outside of U.S. are generally open and could be subject to examinations, however, in Japan and United Kingdom, the Company is no longer subject to examinations for years prior to fiscal 2008 and 2010, respectively.

The Company believes that it has provided adequate reserves for its income tax uncertainties in all open tax years. In the next 12 months, it is reasonably possible that the unrecognized tax benefits may decrease by approximately $4.0 million due to lapsing of the statute of limitations.

9. Earnings/Loss Per Share

Basic earnings/loss per share is computed by dividing net income (loss) by the weighted-average number of common shares outstanding for the fiscal period. Diluted earnings/loss per share is computed giving effect to all potential weighted average dilutive common stock, including options, restricted stock units, warrants and the convertible senior notes. The dilutive effect of outstanding awards and convertible securities is reflected in diluted earnings per share by application of the treasury stock method. Diluted loss per share for fiscal 2013 and 2012 are the same as basic loss per share as there is a net loss in these periods and inclusion of potentially issuable shares would be anti-dilutive.

A reconciliation of the denominator used in the calculation of basic and diluted earnings/loss per share is as follows (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Numerator:			
Net income (loss) attributable to salesforce.com	$(270,445)	$(11,572)	$ 64,474
Denominator:			
Weighted-average shares outstanding for basic income (loss) per share	141,224	135,302	130,222
Effect of dilutive securities:			
Convertible senior notes	0	0	1,561
Employee stock awards	0	0	4,815
Warrants	0	0	0
Adjusted weighted-average shares outstanding and assumed conversions for diluted income (loss) per share	141,224	135,302	136,598

The weighted-average number of shares outstanding used in the computation of basic and diluted earnings/loss per share does not include the effect of the following potential outstanding common stock. The effects of these potentially outstanding shares were not included in the calculation of diluted earnings/loss per share because the effect would have been anti-dilutive (in thousands):

	Fiscal Year Ended January 31,		
	2013	2012	2011
Stock awards	7,517	7,560	1,061
Warrants	6,736	6,736	6,376
Convertible senior notes	6,735	6,735	0

10. Commitments

Letters of Credit

As of January 31, 2013, the Company had a total of $60.8 million in letters of credit outstanding substantially in favor of certain landlords for office space. These letters of credit renew annually and mature at various dates through December 2030.

Leases

The Company leases facilities space and certain fixed assets under non-cancelable operating and capital leases with various expiration dates.

As of January 31, 2013, the future minimum lease payments under non-cancelable operating and capital leases are as follows (in thousands):

	Capital Leases	Operating Leases
Fiscal Period:		
Fiscal 2014	$31,694	$ 151,347
Fiscal 2015	12,834	140,249
Fiscal 2016	9,566	131,439
Fiscal 2017	8,764	126,099
Fiscal 2018	3,995	124,329
Thereafter	0	912,952
Total minimum lease payments	66,853	$1,586,415
Less: amount representing interest	(4,041)	
Present value of capital lease obligations	$62,812	

The Company's agreements for the facilities and certain services provide the Company with the option to renew. The Company's future contractual obligations would change if the Company exercised these options.

The terms of the lease agreements provide for rental payments on a graduated basis. The Company recognizes rent expense on a straight-line basis over the lease period and has accrued for rent expense incurred but not paid. Of the total operating lease commitment balance of $1.6 billion, approximately $1.5 billion is related to facilities space. The remaining commitment amount is related to computer equipment and other leases.

Rent expense for fiscal 2013, 2012 and 2011 was $88.3 million, $70.3 million and $52.8 million, respectively.

11. Employee Benefit Plan

The Company has a 401(k) plan covering all eligible employees in the United States. Since January 1, 2006, the Company has been contributing to the plan. Total Company contributions during fiscal 2013, 2012 and 2011, were $22.1 million, $15.7 million and $11.0 million, respectively.

12. Legal Proceedings

In the ordinary course of business, the Company is involved in various legal proceedings and claims related to alleged infringement of third-party patents and other intellectual property rights, commercial, labor and employment, wage and hour, and other claims.

In general, the resolution of a legal matter could prevent the Company from offering its service to others, could be material to the Company's financial condition or cash flows, or both, or could otherwise adversely affect the Company's operating results.

The Company makes a provision for a liability relating to legal matters when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. These provisions are reviewed at least quarterly and adjusted to reflect the impacts of negotiations, estimated settlements, legal rulings, advice of legal counsel and other information and events pertaining to a particular matter. In management's opinion, resolution of all current matters is not expected to have a material adverse impact on the Company's consolidated results of operations, cash flows or financial position. However, depending on the nature and timing of any such dispute, an unfavorable resolution of a matter could materially affect the Company's future results of operations or cash flows, or both, of a particular quarter.

13. Related-Party Transactions

In January 1999, the salesforce.com/foundation, also referred to as the Foundation, a non-profit public charity, was chartered to build philanthropic programs that are focused on youth and technology. The Company's chairman is the chairman of the Foundation. He, two of the Company's employees and one of the Company's board members hold four of the Foundation's ten board seats. The Company does not control the Foundation's activities, and accordingly, the Company does not consolidate the Foundation's statement of activities with its financial results.

Since the Foundation's inception, the Company has provided at no charge certain resources to Foundation employees such as office space. The value of these items was in excess of $150,000 per quarter during fiscal 2013.

In addition to the resource sharing with the Foundation, the Company issued the Foundation warrants in August 2002 to purchase shares of the Company's common stock. All of the warrants were exercised in prior years. As of January 31, 2013, the Foundation held 76,000 shares of salesforce.com common stock. Additionally, the Company has donated subscriptions to the Company's service to other qualified non-profit organizations. The Company also allows an affiliate of the Foundation to resell the Company's service to large non-profit organizations. The Company does not charge the affiliate for the subscriptions and plans to continue these programs.

14. Subsequent Events

The Company evaluated subsequent events through the date this Annual Report on Form 10-K was filed with the SEC.

15. Selected Quarterly Financial Data (Unaudited)

Selected summarized quarterly financial information for fiscal 2013 and 2012 is as follows:

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Fiscal Year
	(in thousands, except per share data)				
Fiscal 2013					
Revenues	$695,467	$731,649	$ 788,398	$834,681	$3,050,195
Gross profit	543,916	569,231	602,150	651,319	2,366,616
Loss from operations	(22,249)	(13,466)	(54,188)	(20,807)	(110,710)
Net loss	(19,475)	(9,829)	(220,297)	(20,844)	(270,445)
Basic net loss per share	$ (0.14)	$ (0.07)	$ (1.55)	$ (0.14)	$ (1.92)
Diluted net loss per share	$ (0.14)	$ (0.07)	$ (1.55)	$ (0.14)	$ (1.92)
Fiscal 2012					
Revenues	$504,364	$546,002	$ 584,260	$631,913	$2,266,539
Gross profit	401,298	425,092	455,695	495,568	1,777,653
Loss from operations	(2,803)	(15,748)	(10,157)	(6,377)	(35,085)
Net income (loss)	530	(4,268)	(3,756)	(4,078)	(11,572)
Basic net income (loss) per share	$ 0.00	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.09)
Diluted net income (loss) per share	$ 0.00	$ (0.03)	$ (0.03)	$ (0.03)	$ (0.09)

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Annual Report on Form 10-K.

In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Based on management's evaluation, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosures.

(b) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of January 31, 2013 based on the guidelines established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles.

Based on the results of our evaluation, our management concluded that our internal control over financial reporting was effective as of January 31, 2013. We reviewed the results of management's assessment with our Audit Committee.

The effectiveness of our internal control over financial reporting as of January 31, 2013 has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in its report which is included in Item 8 of this Annual Report on Form 10-K.

(c) Changes in internal control over financial reporting

There was no change in our internal control over financial reporting that occurred during the quarter ended January 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

(d) Inherent Limitations on Effectiveness of Controls

Our management, including our chief executive officer and chief financial officer, do not expect that our disclosure controls or our internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of a simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information concerning our directors, compliance with Section 16(a) of the Exchange Act, our Audit Committee and any changes to the process by which stockholders may recommend nominees to the Board required by this Item are incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Section 16(a) Beneficial Ownership Reporting Compliance."

The information concerning our executive officers required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Part I, entitled "Executive Officers of the Registrant."

We have adopted a code of ethics, our Code of Conduct, which applies to all employees, including our principal executive officer, Marc Benioff, principal financial and accounting officer, Graham Smith, and all other executive officers. The Code of Conduct is available on our website at *http://www.salesforce.com/company/investor/governance/*. A copy may also be obtained without charge by contacting Investor Relations, salesforce.com, inc., The Landmark @ One Market, Suite 300, San Francisco, California 94105 or by calling (415) 901-7000.

We plan to post on our website at the address described above any future amendments or waivers of our Code of Conduct.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Compensation Discussion and Analysis," "Committee Reports," "Directors and Corporate Governance" and "Executive Compensation and Other Matters."

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" and "Equity Compensation Plan Information."

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Directors and Corporate Governance" and "Employment Contracts and Certain Transactions."

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information required by this Item is incorporated herein by reference to information contained in the Proxy Statement, including "Ratification of Appointment of Independent Auditors."

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this Annual Report on Form 10-K:

1. *Financial Statements*: The information concerning our financial statements, and Report of Independent Registered Public Accounting Firm required by this Item is incorporated by reference herein to the section of this Annual Report on Form 10-K in Item 8, entitled "Consolidated Financial Statements and Supplementary Data."

2. *Financial Statement Schedules*: Schedule II Valuation and Qualifying Accounts is filed as part of this Annual Report on Form 10-K and should be read in conjunction with the Consolidated Financial Statements and Notes thereto.

The Financial Statement Schedules not listed have been omitted because they are not applicable or are not required or the information required to be set forth herein is included in the Consolidated Financial Statements or Notes thereto.

3. *Exhibits:* See "Index to Exhibits."

(b) *Exhibits.* The exhibits listed below in the accompanying "Index to Exhibits" are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(c) *Financial Statement Schedules.*

salesforce.com, inc.

Schedule II Valuation and Qualifying Accounts

Description	Balance at Beginning of Year	Additions	Deduction s Write-offs	Balance at End of Year
Fiscal year ended January 31, 2013				
Allowance for doubtful accounts	$1,273,000	$6,350,000	$5,770,000	$1,853,000
Fiscal year ended January 31, 2012				
Allowance for doubtful accounts	$1,711,000	$4,174,000	$4,612,000	$1,273,000
Fiscal year ended January 31, 2011				
Allowance for doubtful accounts	$1,050,000	$3,995,000	$3,334,000	$1,711,000

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 8, 2013

salesforce.com, inc.

/s/ GRAHAM SMITH

Graham Smith
Chief Financial Officer
(Principal Financial Officer and Duly Authorized Officer)

POWER OF ATTORNEY AND SIGNATURES

KNOW ALL PERSONS BY THESE PRESENT, that each person whose signature appears below constitutes and appoints Marc Benioff, Graham Smith and Burke Norton, his attorney-in-fact, each with the power of substitution, for him in any and all capacities, to sign any amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/S/ MARC BENIOFF **Marc Benioff**	Chairman of the Board of Directors and Chief Executive Officer (Principal Executive Officer)	March 8, 2013
/S/ GRAHAM SMITH **Graham Smith**	Chief Financial Officer (Principal Financial & Accounting Officer)	March 8, 2013
/S/ CRAIG CONWAY **Craig Conway**	Director	March 8, 2013
/S/ ALAN HASSENFELD **Alan Hassenfeld**	Director	March 8, 2013
/S/ CRAIG RAMSEY **Craig Ramsey**	Director	March 8, 2013
/S/ SANFORD R. ROBERTSON **Sanford R. Robertson**	Director	March 8, 2013
/S/ STRATTON SCLAVOS **Stratton Sclavos**	Director	March 8, 2013

Signature	Title	Date
/S/ LAWRENCE TOMLINSON **Lawrence Tomlinson**	Director	March 8, 2013
/S/ MAYNARD WEBB **Maynard Webb**	Director	March 8, 2013
/S/ SHIRLEY YOUNG **Shirley Young**	Director	March 8, 2013

Index to Exhibits

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
2.1	Agreement and Plan of Merger dated as of December 7, 2010, by and among salesforce.com, inc., Hi'iaka Acquisition Corporation, Heroku, Inc. and with respect to Articles VII, VIII and IX thereof only, John Connors as Stockholder Representative and U.S. Bank National Association as Escrow Agent		8-K	001-32224	2.1	12/08/2010
2.2	Share Purchase Agreement dated as of March 30, 2011, by and among salesforce.com, inc., salesforce.com Canada Corporation, Radian6 Technologies Inc. and each of the Radian6 Technologies Inc. shareholders, and the shareholder representative		8-K	001-32224	2.1	03/30/2011
2.3	Agreement and Plan of Merger dated June 3, 2012, by and among salesforce.com, inc., Bullseye Merger Corporation, Buddy Media, Inc., and Shareholder Representative Services LLC		8-K	001-32224	2.1	06/04/2012
3.1	Restated Certificate of Incorporation of salesforce.com, inc.		S-1/A	333-111289	3.2	04/20/2004
3.2	Amended and Restated Bylaws of salesforce.com, inc.		8-K	001-32224	3.1	01/14/2011
4.1	Specimen Common Stock Certificate		S-1/A	333-111289	4.2	04/20/2004
4.2	Indenture between salesforce.com, inc. and U.S. Bank National Association, dated as of January 19, 2010 including the form of 0.75% Convertible Senior Notes due 2015 therein		8-K	001-32224	4.1	01/19/2010
10.1*	Form of Indemnification Agreement between salesforce.com, inc. and its officers and directors		S-1/A	333-111289	10.1	04/20/2004
10.2*	1999 Stock Option Plan, as amended		10-K	001-32224	10.2	03/15/2006
10.3*	2004 Equity Incentive Plan, as amended		10-Q	001-32224	10.1	08/22/2008
10.4*	2004 Employee Stock Purchase Plan, as amended		10-Q	001-32224	10.3	11/29/2011
10.5*	2004 Outside Directors Stock Plan, as amended		10-K	001-32224	10.5	03/23/2011
10.6*	2006 Inducement Equity Incentive Plan		8-K	001-32224	10.1	06/08/2012
10.7*	Kokua Bonus Plan		8-K	001-32224	10.2	06/08/2012

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
10.8	Radian6 Technologies Inc. Third Amended and Restated Stock Option Plan and form of agreement thereunder		S-8	333-174209	4.3	05/13/2011
10.9	Assistly, Inc. 2009 Stock Plan		S-8	333-177018	4.2	09/27/2011
10.10	Model Metrics, Inc. 2008 Stock Plan		S-8	333-178606	4.1	12/19/2011
10.11	2Catalyze, Inc. Second Amended 2008 Stock Option Plan and Form of Option Agreement thereunder		S-8	333-179317	4.1	02/02/2012
10.12	Buddy Media, Inc. 2007 Equity Incentive Plan, as amended		S-8	333-183580	4.2	08/27/2012
10.13	Goinstant, Inc. Stock Option Plan		S-8	333-183885	4.1	09/13/2012
10.14**	Master Service Agreement dated May 17, 2005 between salesforce.com, inc. and Equinix, Inc.		10-K	001-32224	10.8	03/15/2006
10.15	Resource Sharing Agreement dated as of January 29, 2009 between salesforce.com, inc., salesforce.com foundation, and salesforce.org		10-K	001-32224	10.10	03/09/2009
10.16	Reseller Agreement dated as of January 30, 2009 between salesforce.com, inc. and salesforce.org, as amended		10-Q	001-32224	10.1	05/25/2012
10.17*	Form of Offer Letter and schedule of omitted details thereto		10-K	001-32224	10.11	03/09/2012
10.18*	Form of Change of Control and Retention Agreement as entered into with Marc Benioff		10-K	001-32224	10.13	03/09/2009
10.19*	Form of Change of Control and Retention Agreement as entered into with Blair Crump, Parker Harris, George Hu, Hilarie Koplow-McAdams, Burke Norton, Graham Smith, Jim Steele, Polly Sumner and Frank van Veenendaal		10-K	001-32224	10.14	03/09/2009
10.20	Purchase Agreement dated January 12, 2010 between salesforce.com, inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representative of the several initial purchasers named in Schedule A thereto		8-K	001-32224	10.1	01/19/2010
10.21	Form of Convertible Bond Hedge Confirmation		8-K	001-32224	10.2	01/19/2010
10.22	Form of Warrant Confirmation		8-K	001-32224	10.3	01/19/2010

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
10.23**	Agreement of Purchase and Sale and Joint Escrow Instructions dated as of October 21, 2010 by and between ARE-San Francisco No. 22, LLC and Bay Jacaranda No. 3334, LLC		10-K/A	001-32224	10.18	06/24/2011
10.24**	Agreement of Purchase and Sale and Joint Escrow Instructions dated as of October 21, 2010 by and between ARE-San Francisco No. 16, LLC and Bay Jacaranda No. 2932, LLC		10-K/A	001-32224	10.19	06/24/2011
10.25**	Agreement of Purchase and Sale and Joint Escrow Instructions dated as of October 21, 2010 by and between ARE-San Francisco No. 19, LLC and Bay Jacaranda No. 2627, LLC		10-K/A	001-32224	10.20	06/24/2011
21.1	List of Subsidiaries	X				
23.1	Consent of Independent Registered Public Accounting Firm	X				
24.1	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K)	X				
31.1	Certification of Chief Executive Officer pursuant to Exchange Act Rule 13a-14(a) or 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
31.2	Certification of Chief Financial Officer pursuant to Exchange Act Rule 13a-14(a) or 15(d)-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	X				
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	X				
101.INS†	XBRL Instance Document					
101.SCH†	XBRL Taxonomy Extension Schema Document					
101.CAL†	XBRL Taxonomy Extension Calculation Linkbase Document					
101.DEF†	XBRL Extension Definition					
101.LAB†	XBRL Taxonomy Extension Label Linkbase Document					

Exhibit No.	Exhibit Description	Provided Herewith	Incorporated by Reference			
			Form	SEC File No.	Exhibit	Filing Date
101.PRE†	XBRL Taxonomy Extension Presentation Linkbase Document					

---

* Indicates a management contract or compensatory plan or arrangement.

** Confidential treatment has been requested for a portion of this exhibit.

† The financial information contained in these XBRL documents is unaudited and these are not the official publicly filed financial statements of salesforce.com, inc. The purpose of submitting these XBRL documents is to test the related format and technology, and, as a result, investors should continue to rely on the official filed version of the furnished documents and not rely on this information in making investment decisions. In accordance with Rule 402 of Regulation S-T, the information in these exhibits shall not be deemed to be "filed" for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

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World Wide Corporate Headquarters
salesforce.com inc.
The Landmark @ One Market
Suite 300
San Francisco, CA, 94105
U.S.A.

EMEA Regional Headquarters
salesforce.com Sàrl
route de la Longeraie 9
1110 Morges
Switzerland

APAC Regional Headquarters
salesforce.com Singapore Pte. Ltd.
9 Temasek Boulevard, #40-01
Suntec Tower 2
Singapore, 038989

Board of Directors

Marc Benioff	Chairman & Chief Executive Officer
Craig Conway	Former Chief Executive Officer, PeopleSoft, Inc.
Alan Hassenfeld	Director, Hasbro, Inc.
Craig Ramsey	Former Chief Executive Officer, Solidus Networks, Inc.
Sanford Robertson	Principal, Francisco Partners
Stratton Sclavos	Partner, Radar Partners
Larry Tomlinson	Former Senior Vice President & Treasurer, Hewlett-Packard Co.
Maynard Webb	Chairman, LiveOps, Inc.
Shirley Young	President, Shirley Young Associates, LLC

Executive Team

Marc Benioff	Chairman & Chief Executive Officer
Blair Crump	President, Global Enterprise
Parker Harris	Co-Founder
George Hu	Chief Operating Officer
Hilarie Koplow-McAdams	President, Global Sales & Operations
Maria Martinez	President, Sales & Customer Success
Burke Norton	Executive Vice President & Chief Legal Officer
Graham Smith	Executive Vice President & Chief Financial Officer
Jim Steele	Chief Customer Officer
Polly Sumner	Chief Adoption Officer
Frank van Veenendaal	Vice Chairman

Investor Relations investor@salesforce.com, +1-415-536-6250

Stock Listing Salesforce.com trades on the New York Stock Exchange under the ticker symbol "CRM."

Note on Forward-Looking Statements

This annual report contains forward-looking statements within the meaning of the federal securities laws. Please refer to page 3 of our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 8, 2013, for a fuller description of such forward-looking statements.


salesforce

SELL. SERVICE. MARKET. SUCCEED.

Corporate Headquarters
The Landmark @ One Market
Suite 300
San Francisco, CA 94105
United States
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www.salesforce.com

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 @salesforce

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